OLD MUTUAL®

Funds II

Old Mutual Funds II

SEMI-ANNUAL REPORT

September 30, 2010

Equity Funds
Old Mutual Analytic U.S. Long/Short Fund
Old Mutual Barrow Hanley Value Fund
Old Mutual Focused Fund
Old Mutual Heitman REIT Fund
Old Mutual Large Cap Growth Fund
Old Mutual Strategic Small Company Fund
Old Mutual TS&W Mid-Cap Value Fund
Old Mutual TS&W Small Cap Value Fund

Fixed-Income Funds
Old Mutual Barrow Hanley Core Bond Fund
Old Mutual Cash Reserves Fund
Old Mutual Dwight High Yield Fund
Old Mutual Dwight Intermediate Fixed Income Fund
Old Mutual Dwight Short Term Fixed Income Fund

TABLE OF CONTENTS

TABLE OF CONTENTS — concluded

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price, and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance without load assumes that no front-end or contingent deferred sales charge was applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge was applied to the extent applicable. Each of the Funds, except the Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Dwight High Yield Fund, offers Class A, Class Z and Institutional Class shares. The Old Mutual Dwight Intermediate Fixed Income Fund and Old Mutual Dwight Short Term Fixed Income Fund also offer Class C shares. The Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Dwight High Yield Fund offer Institutional Class shares only. Class A shares have a current maximum up-front sales charge of 5.75% (4.75% for Old Mutual Dwight Intermediate Fixed Income Fund, 3.00% for Old Mutual Dwight Short Term Fixed Income Fund and none for Old Mutual Cash Reserves Fund) and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% (0.75% for Old Mutual Dwight Short Term Fixed Income Fund) and will be subject to a contingent deferred sales charge of 1.00% if redeemed within 12 months of purchase. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions, and Fund holdings as of September 30, 2010, the end of the report period, and these views and opinions are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or of the Funds.

Opinions and forecasts regarding industries, companies and/or themes, and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of September 30, 2010 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are risks associated with small- and mid-capitalization investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the real estate sector has been among the most volatile sectors in the market. Investing in fixed income securities such as bonds involves interest rate risk. When interest rates rise, the value of fixed income securities generally decreases. High-yield bonds involve a greater risk of default and price volatility than U.S. government and other higher-quality bonds. An investment in a Fund is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain Funds utilize call options, short selling and derivatives as part of their investment strategy. Call options involve certain risks, such as limited gains and lack of liquidity of the underlying securities, and are not suitable for all investors. There are risks associated with short selling, including the risk that a Fund may have to cover the short position at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases. By engaging in certain derivative strategies or investing the proceeds received from selling securities sold short, a Fund is employing leverage, which creates special risks. The use of leverage may increase the Fund's exposure to long equity positions and make any change in the Fund's net asset value greater than without the use of leverage, which could result in increased volatility of returns. Derivatives are often more volatile than other investments and may magnify a Fund's gains or losses. A Fund could be negatively affected if the change in market value of the securities fails to correlate with the value of the derivative purchased or sold.

ABOUT THIS REPORT — concluded

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for comparing the Funds' performance against specific securities indexes. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions and with the exception of the Lipper Money Market Funds Average, each index does not reflect the cost of managing a mutual fund. The Lipper Money Market Funds Average is an average of managed mutual funds, thus performance of this index includes the underlying funds' management costs. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

Barclays Capital U.S. Aggregate Bond Index

The unmanaged Barclays Capital U.S. Aggregate Bond Index is a widely recognized measure of the aggregate bond market. The unmanaged index is market value-weighted inclusive of accrued interest.

Barclays Capital U.S. Corporate High-Yield Bond Index

The Barclays Capital U.S. Corporate High-Yield Bond Index is an unmanaged portfolio of corporate bonds constructed with a rules-based methodology to mirror the U.S. high-yield debt market. Performance data for the index includes reinvested income.

Barclays Capital U.S. Intermediate Aggregate Bond Index

The Barclays Capital Intermediate U.S. Aggregate Bond Index is an unmanaged index of fixed-income securities with medium term durations. The unmanaged index is market-value weighted inclusive of accrued interest.

Lipper Money Market Funds Average

The Lipper Money Market Funds Average is an average of managed mutual funds that invest in high-quality financial instruments rated in the top two grades, with dollar-weighted average maturities of less than 90 days. The Lipper Money Market Funds Average represents the average performance of 294 mutual funds (as of September 30, 2010) classified by Lipper, Inc. in the Money Market category.

BofA Merrill Lynch 1-3 Year U.S. Treasuries Index

The BofA Merrill Lynch 1-3 Year U.S. Treasuries Index is a capitalization-weighted basket of all outstanding U.S. Treasury notes and bonds having between one and three years remaining term to maturity and a minimum of $1 billion outstanding.

Russell 1000® Growth Index

The unmanaged Russell 1000 Growth Index measures the performance of those Russell 1000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 1000® Value Index

The Russell 1000 Value Index measures the performance of those Russell 1000 Index companies with lower price-to-book ratios and lower expected growth values.

Russell 2000® Growth Index

The Russell 2000 Growth Index measures the performance of those Russell 2000 Index companies with higher price-to-book ratios and higher forecasted growth rates.

Russell 2000® Value Index

The unmanaged Russell 2000 Value Index measures the performance of those Russell 2000 Index companies with lower price-to-book ratios and lower forecasted growth values.

Russell Midcap® Value Index

The Russell Midcap Value Index measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values. The stocks are also members of the Russell 1000 Value Index.

Standard & Poor's 500

The unmanaged Standard & Poor's 500 ("S&P 500") is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Wilshire U.S. Real Estate Securities Index

The unmanaged Wilshire U.S. Real Estate Securities Index is a market weighted capitalization index of publicly traded real estate securities, including real estate investment trusts, real estate operating companies, and partnerships. This index is float adjusted.

Index returns and statistical data included in this report are provided by Bloomberg, Lipper and Factset.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

The U.S. has continued on a rocky road to modest economic recovery during the six-month period ending September 30, 2010. It could most easily be described as a period of extreme volatility, though the period should really be broken down into two separate periods: the second fiscal quarter and the third fiscal quarter of 2010.

The second quarter of 2010 began with persisting concerns over declining U.S. job growth, the struggles of the European and Chinese economies, and the ever-growing oil spill in the Gulf of Mexico. The third quarter, however, began with an uncharacteristically strong July, as U.S. corporate profits appeared to be advancing and strong recoveries seemed to be under way in developing countries. Unfortunately, the gains of July were quickly erased in August as the market sold off many companies that in other periods would have been relative winners. September, on the other hand, saw equity markets rally sharply and the month posted its best return in 71 years.

Looking ahead, there is evidence that the economy is showing signs of improvement, and many of the Funds' sub-advisers believe that fundamentals are present to nudge the economy along a low-growth trajectory. With interest rates and inflation at low levels, investors have an attractive entry point for stocks, some of which are trading at historically low valuations.

Old Mutual Capital and the sub-advisers to your Funds will continue to monitor and evaluate the economic environment as we manage the money with which you have entrusted us. As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in the Old Mutual Funds II portfolios. Please do not hesitate to contact us if there is anything we can do to better serve you. Feel free to contact me directly at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds II

OLD MUTUAL ANALYTIC U.S. LONG/SHORT FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Analytic Investors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2010, the Old Mutual Analytic U.S. Long/Short Fund (the "Fund") underperformed its benchmark, the S&P 500 (the "Index"). The Fund's Class Z shares posted a -5.76% return versus a -1.42% return for the Index. Performance for all share classes can be found on page 7.

Q. What investment environment did the Fund face during the past period?

A. Stock returns were modestly negative for the period; however, the conventional wisdom that September is a bad month for stocks did not hold true, as the losses for the semi-annual period were virtually erased in the final month of the period alone.

Q. Which market factors influenced the Fund's relative performance?

A. Analytic Investors', LLC ("Analytic") investment process is based on the premise that investor behavior changes, but changes slowly, and is fairly persistent from month to month. The Fund underperformed the Index for the period, as inconsistency in factor performance presented a challenging environment in which to add value. An emphasis on companies with attractive predicted earnings-to-price and historical earnings-to-price ratios contributed positively to performance, as these factors were rewarded by investors during the period. However, positive tilts toward companies with above-average cash-flow-to-price ratios and asset utilization detracted from overall performance, as these characteristics were penalized by investors during the period. A de-emphasis on companies with attractive analyst earnings estimate dispersion contributed positively to relative performance, as investors penalized these measures during the period, while negative tilts on companies with above-average projected earnings growth and sales-per-share volatility detracted from performance, as these characteristics were rewarded by investors during the period.

It is important to note that a majority of the Fund's underperformance occurred in August, which was marked by a sell-off that punished the valuation and top-line factors that had performed so well in the beginning of 2010. This sentiment shift was particularly noticeable in the negative payoffs to sales-to-price and asset utilization, factors that exhibited strong performance during the prior months as investors bought companies that were well positioned to benefit from a strengthening recovery. Adding to the aberration of August were the positive payoffs awarded to certain risk factors, which are rarely present during a pronounced market sell-off. The return to a focus on relative valuation and growth potential in September, along with the subsequent market rally, ran counter to the renewed economic growth fears expressed in August.

Q. How did portfolio composition affect Fund performance?

A. Stock selection within the energy, health care and telecommunication services sectors contributed positively to the Fund's performance, while stock selection in the consumer staples, information technology and consumer discretionary sectors detracted from the Fund's performance.

Performance Highlights

- *For the six-month period ended September 30, 2010, the Old Mutual Analytic U.S. Long/Short Fund underperformed its benchmark, the S&P 500. The Fund's Class Z shares posted a -5.76% return versus a -1.42% return for the Index.*

- *Stock selection within the energy, health care and telecommunication services sectors contributed positively to the Fund's performance, while stock selection in the consumer staples, information technology and consumer discretionary sectors detracted from the Fund's performance.*

- *Among the top contributors for the period were long positions in international energy corporation ConocoPhillips, telecommunications company Sprint Nextel, and manufacturer of computers and mobile devices Apple.*

- *The largest detractors to performance were long positions in semiconductor producer Micron Technology, computer developer and manufacturer Microsoft, and U.S. defense conglomerate General Dynamics.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Analytic Investors, LLC

Top Ten Holdings
as of September 30, 2010

International Business Machines	4.9%
Apple	4.5%
ConocoPhillips	4.3%
Microsoft	4.1%
Time Warner	3.8%
Cardinal Health	3.3%
PNC Financial Services Group	3.0%
Cognizant Technology Solutions, Cl A	2.9%
Philip Morris International	2.8%
Amgen	2.8%
As a % of Total Fund Investments*	36.4%

* Top ten holdings are all long positions.

Among the top contributors for the period were long positions in international energy corporation ConocoPhillips, telecommunications company Sprint Nextel, and manufacturer of computers and mobile devices Apple. During the period, shares of ConocoPhillips, a Houston-based energy corporation, went up on the announcement that ConocoPhillips had completed the sale of its 9.0% interest in Syncrude Canada to Sinopec Shanghai Petrochemical, a major petroleum company in China. Sprint Nextel was also among the top contributors over the six-month period. Shares of the telecommunications company rose in the middle of the period as its Business Markets Group continued to add value to the company due to increased demand for their 4G phones and an increase in third-party endorsements. For example, Amtrak uses Sprint Nextel's capabilities to allow passengers to access news and watch films, and the Washington Redskins utilize Sprint Nextel's wireless solutions for signs displayed at the FedExField football stadium. Another position that contributed to relative performance was an underweight versus the Index in Apple. During the period, shares of the computer/electronics giant slid on fears that the newest version of their iPhone would need to be recalled due to complaints that the cell phone loses reception when held at a certain angle.

During the period, the largest detractors to performance were long positions in semiconductor producer Micron Technology, computer developer and manufacturer Microsoft, and U.S. defense conglomerate General Dynamics. Shares of Micron Technology fell towards the end of the period on news that Oracle would be suing Micron Technology for allegedly overcharging Sun Microsystems (a company Oracle had recently acquired) for computer memory chips. Shares of Microsoft detracted during the period on news that the computer giant was planning a staff reduction, which would be the second to occur within the past year. Shares of General Dynamics fell as investors became leery of the company's weaker-than-expected second quarter revenue.

Q. What is the investment outlook for the U.S. equity market?

A. Analytic intends to emphasize stocks with attractive predicted earnings-to-price and historical earnings-to-price ratios. Analytic also intends to focus on select companies with above-average profit margins, while de-emphasizing companies with higher-than-average analyst dispersion. Analytic further anticipates continuing to move away from companies with above-average insider selling and duration beta.

Analytic's process is based on the fundamental belief that there is persistency in the types of characteristics investors prefer. Analytic believes that if this holds going forward, the Fund should benefit from being properly positioned towards stocks with characteristics favored by investors.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of September 30, 2010

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	07/01/93	(5.76)%	2.20%	(1.41)%	(1.15)%	7.06%
Class A with load	07/31/03	(11.40)%	(3.94)%	(2.82)%	n/a	1.63%
Class A without load	07/31/03	(6.00)%	1.88%	(1.66)%	n/a	2.48%
Institutional Class	12/20/06[1]	(5.57)%	2.56%	n/a	n/a	(6.74)%
S&P 500	07/01/93	(1.42)%	10.16%	0.64%	(0.43)%	7.60%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

* Data prior to January 11, 2002 includes performance of a predecessor fund. The predecessor fund was managed by Analytic Investors, LLC and had investment goals, strategies and policies that were substantially similar to the Fund.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to February 2006, the Fund did not take short positions as part of its main investment strategies and the Fund's performance prior to February 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 27, 2010 prospectus as supplemented through September 1, 2010) are 1.23% and 1.28%; 1.97% and 1.53%; and 1.18% and 1.09%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 2000 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings* as of September 30, 2010 — % of Total Fund Investments



* sector weightings include only long positions.

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Description	Shares	Value (000)
Common Stock — 115.8%		
Aerospace/Defense — 0.3%		
General Dynamics (B)	2,081	$ 131
Total Aerospace/Defense		131
Airlines — 0.2%		
Delta Airlines* (B)	9,523	111
Total Airlines		111
Applications Software — 4.9%		
Microsoft (B)	96,373	2,360
Total Applications Software		2,360
Auto-Cars/Light Trucks — 3.1%		
Ford Motor* (B)	124,006	1,518
Total Auto-Cars/Light Trucks		1,518
Building & Construction Products-Miscellaneous — 1.1%		
Owens Corning* (B)	21,427	549
Total Building & Construction Products-Miscellaneous		549
Cable/Satellite TV — 2.4%		
Comcast, Cl A	19,714	356
Time Warner Cable (B)	14,938	807
Total Cable/Satellite TV		1,163
Cellular Telecommunications — 2.4%		
MetroPCS Communications* (B)	22,647	237
NII Holdings, Cl B* (B)	19,666	808
Sprint Nextel* (B)	25,944	120
Total Cellular Telecommunications		1,165
Chemicals-Diversified — 1.2%		
Huntsman (B)	51,726	598
Total Chemicals-Diversified		598
Commercial Banks-Eastern US — 0.8%		
Fulton Financial (B)	6,957	63
M&T Bank (B)	4,086	334
Total Commercial Banks-Eastern US		397
Commercial Banks-Western US — 0.8%		
East West Bancorp (B)	23,514	383
Total Commercial Banks-Western US		383
Commercial Services-Finance — 0.3%		
H&R Block (B)	10,765	139
Total Commercial Services-Finance		139
Computer Services — 3.5%		
Cognizant Technology Solutions, Cl A* (B)	26,336	1,698
Total Computer Services		1,698

Description	Shares	Value (000)
Computers — 11.2%		
Apple* (B)	9,276	$ 2,632
International Business Machines (B)	21,094	2,830
Total Computers		5,462
Consumer Products-Miscellaneous — 0.2%		
Clorox (B)	1,765	118
Total Consumer Products-Miscellaneous		118
Containers-Paper/Plastic — 0.0%		
Pactiv*	681	22
Total Containers-Paper/Plastic		22
Distribution/Wholesale — 1.1%		
WESCO International*	7,364	289
WW Grainger (B)	2,073	247
Total Distribution/Wholesale		536
Diversified Banking Institutions — 3.1%		
Citigroup* (B)	109,126	425
Goldman Sachs Group (B)	6,334	916
JPMorgan Chase (B)	4,210	160
Total Diversified Banking Institutions		1,501
E-Commerce/Products — 1.5%		
Amazon.com* (B)	4,503	707
Total E-Commerce/Products		707
E-Commerce/Services — 1.9%		
NetFlix* (B)	4,721	766
priceline.com* (B)	426	148
Total E-Commerce/Services		914
Electric-Integrated — 4.0%		
Allegheny Energy	868	21
Constellation Energy Group	30,797	993
Exelon (B)	21,726	925
Total Electric-Integrated		1,939
Electronic Components-Miscellaneous — 2.6%		
Jabil Circuit (B)	86,983	1,253
Total Electronic Components-Miscellaneous		1,253
Electronic Components-Semiconductors — 4.4%		
Advanced Micro Devices* (B)	144,237	1,026
Micron Technology* (B)	152,020	1,096
Total Electronic Components-Semiconductors		2,122
Electronic Parts Distribution — 0.9%		
Tech Data* (B)	11,341	457
Total Electronic Parts Distribution		457

Description	Shares	Value (000)
Food-Confectionery — 0.6%		
Hershey (B)	6,260	$ 298
Total Food-Confectionery		298
Food-Meat Products — 2.8%		
Tyson Foods, Cl A	85,509	1,370
Total Food-Meat Products		1,370
Food-Miscellaneous/Diversified — 1.4%		
Sara Lee (B)	50,242	675
Total Food-Miscellaneous/Diversified		675
Food-Retail — 2.2%		
SUPERVALU (B)	92,647	1,068
Total Food-Retail		1,068
Gold Mining — 2.0%		
Newmont Mining (B)	15,772	991
Total Gold Mining		991
Home Decoration Products — 0.3%		
Newell Rubbermaid (B)	7,811	139
Total Home Decoration Products		139
Hotels & Motels — 0.4%		
Marriott International, Cl A (B)	5,373	193
Total Hotels & Motels		193
Industrial Gases — 0.1%		
Airgas	427	29
Total Industrial Gases		29
Internet Security — 0.1%		
McAfee* (B)	767	36
Total Internet Security		36
Life/Health Insurance — 3.2%		
Prudential Financial (B)	28,615	1,550
Total Life/Health Insurance		1,550
Machinery-Construction & Mining — 1.7%		
Joy Global (B)	11,613	817
Total Machinery-Construction & Mining		817
Machinery-Electrical — 0.1%		
Regal-Beloit (B)	442	26
Total Machinery-Electrical		26
Medical Instruments — 0.1%		
Medtronic (B)	1,281	43
Total Medical Instruments		43

Description	Shares	Value (000)
Medical Products — 0.8%		
Johnson & Johnson (B)	6,648	$ 412
Total Medical Products		412
Medical-Biomedical/Genetic — 6.7%		
Amgen* (B)	29,624	1,632
Biogen Idec* (B)	26,614	1,493
Gilead Sciences* (B)	4,017	143
Total Medical-Biomedical/Genetic		3,268
Medical-Drugs — 1.8%		
Eli Lilly (B)	24,497	895
Total Medical-Drugs		895
Medical-Wholesale Drug Distributors — 6.3%		
Cardinal Health (B)	58,764	1,941
McKesson (B)	18,156	1,122
Total Medical-Wholesale Drug Distributors		3,063
Multimedia — 4.9%		
Time Warner (B)	72,950	2,236
Viacom, Cl B (B)	4,579	166
Total Multimedia		2,402
Oil Companies-Exploration & Production — 1.5%		
Apache (B)	845	83
Devon Energy (B)	9,729	630
Total Oil Companies-Exploration & Production		713
Oil Companies-Integrated — 8.1%		
Chevron (B)	18,314	1,484
ConocoPhillips (B)	43,033	2,471
Total Oil Companies-Integrated		3,955
Oil Refining & Marketing — 0.7%		
Valero Energy (B)	18,598	326
Total Oil Refining & Marketing		326
Paper & Related Products — 0.2%		
International Paper (B)	3,767	82
Total Paper & Related Products		82
Publishing-Newspapers — 0.2%		
New York Times, Cl A*	14,123	109
Total Publishing-Newspapers		109
REITs-Mortgage — 3.0%		
Chimera Investment (B)	363,832	1,437
Total REITs-Mortgage		1,437

SCHEDULE OF INVESTMENTS

As of September 30, 2010 (Unaudited)

Description	Shares/Face Amount (000)	Value (000)
Retail-Consumer Electronics — 2.1%		
Best Buy (B)	25,217	$ 1,030
Total Retail-Consumer Electronics		1,030
Schools — 1.7%		
Career Education*	6,034	130
ITT Educational Services* (B)	9,619	676
Total Schools		806
Software Tools — 0.7%		
VMware, Cl A* (B)	3,707	315
Total Software Tools		315
Super-Regional Banks-US — 4.7%		
Capital One Financial (B)	12,681	502
PNC Financial Services Group (B)	34,153	1,773
Total Super-Regional Banks-US		2,275
Telephone-Integrated — 1.3%		
AT&T (B)	21,771	623
Total Telephone-Integrated		623
Tobacco — 3.4%		
Philip Morris International (B)	29,172	1,634
Total Tobacco		1,634
Transport-Services — 0.8%		
United Parcel Service, Cl B	6,082	406
Total Transport-Services		406
Total Common Stock (Cost $53,124)		56,229
U.S. Treasury Obligations — 1.1%		
United States Treasury Bill (C) 0.190%, 02/10/11	$ 550	550
Total U.S. Treasury Obligations (Cost $550)		550
Affiliated Mutual Fund — 2.9%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.10% (A)	1,418,263	1,418
Total Affiliated Mutual Fund (Cost $1,418)		1,418
Total Investments — 119.8% (Cost $55,092)		58,197
Securities Sold Short — (19.4)%		
Advertising Sales — (1.4)%		
Clear Channel Outdoor Holdings, Cl A*	(58,506)	(669)
Lamar Advertising, Cl A*	(228)	(7)
Total Advertising Sales		(676)
Agricultural Chemicals — (0.0)%		
Intrepid Potash*	(191)	(5)
Total Agricultural Chemicals		(5)

Description	Shares	Value (000)
Broadcast Services/Programming — (1.6)%		
Liberty Media — Capital, Ser A*	(14,913)	$ (776)
Total Broadcast Services/Programming		(776)
Building-Residential/Commercial — (0.2)%		
Toll Brothers*	(5,030)	(96)
Total Building-Residential/Commercial		(96)
Computers-Integrated Systems — (1.9)%		
Brocade Communications Systems*	(153,698)	(898)
Total Computers-Integrated Systems		(898)
Diagnostic Kits — (0.7)%		
Alere*	(10,906)	(337)
Total Diagnostic Kits		(337)
Distribution/Wholesale — (0.0)%		
LKQ*	(850)	(18)
Total Distribution/Wholesale		(18)
Electronic Components-Semiconductors — (1.3)%		
MEMC Electronic Materials*	(40,843)	(487)
Rambus*	(5,999)	(125)
Total Electronic Components-Semiconductors		(612)
Enterprise Software/Services — (1.8)%		
Novell*	(145,418)	(868)
Total Enterprise Software/Services		(868)
Fiduciary Banks — (0.7)%		
Wilmington Trust	(39,246)	(352)
Total Fiduciary Banks		(352)
Human Resources — (1.9)%		
Monster Worldwide*	(71,686)	(929)
Total Human Resources		(929)
Independent Power Producer — (0.9)%		
RRI Energy*	(121,638)	(432)
Total Independent Power Producer		(432)
Medical-Biomedical/Genetic — (3.5)%		
Dendreon*	(13,639)	(562)
Human Genome Sciences*	(15,556)	(463)
Vertex Pharmaceuticals*	(19,216)	(664)
Total Medical-Biomedical/Genetic		(1,689)
Oil Companies-Exploration & Production — (0.9)%		
Cobalt International Energy*	(45,519)	(435)
Total Oil Companies-Exploration & Production		(435)
REITs-Office Property — (0.1)%		
Douglas Emmett	(3,664)	(64)
Total REITs-Office Property		(64)

Description	Shares	Value (000)
Schools — (0.6)%		
Apollo Group, Cl A*	(5,947)	$ (305)
Total Schools		(305)
Telecommunications Equipment-Fiber Optics — (1.9)%		
Ciena*	(58,482)	(911)
Total Telecommunications Equipment-Fiber Optics		(911)
Total Securities Sold Short (Proceeds Received $ (9,478))		(9,403)
Other Assets and Liabilities, Net — (0.4)%		(228)
Total Net Assets — 100.0%		$48,566

The Fund had the following futures contracts open as of September 30, 2010:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (000)
S&P 500 EMINI Index - Long	101	$5,740	12/17/2010	$28
				$28

For descriptions of abbreviations and footnotes, please refer to page 89.

Other Information:

The Old Mutual Analytic U.S. Long/Short Fund invested in futures contracts during the six-month period ended September 30, 2010. The primary type of risk associated with these derivative instruments is equity risk. Refer to Note 2 in the Notes to Financial Statements for further discussion about the risks and the objectives for utilizing derivative instruments. The effects of these derivative instruments on the Fund's financial position and financial performance as reflected in the Statement of Assets and Liabilities and Statement of Operations are presented in the tables below.

The fair value of derivative instruments as of September 30, 2010 by risk category (000):

Derivatives not designated as hedging instruments, carried at fair value	Asset Derivatives	
	Statement of Asset and Liabilities Location	Fair Value
Equity Contracts	Variation Margin Receivable on Futures Contracts	$28†
Total		$28

† Includes amounts received and/or paid over the life of the futures contracts (representing the cumulative appreciation/depreciation) as reported in the Schedule of Investments. Only the current day's variation margin is reported within the Statement of Assets and Liabilities.

The effects of derivative instruments on the Statement of Operations for the year ended September 30, 2010 are as follows (000):

Amount of Realized Gain or (Loss) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Futures Contracts	Total
Equity Contracts	$61	$61
Total	$61	$61

Change in Unrealized Appreciation or (Depreciation) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Futures Contracts	Total
Equity Contracts	$24	$24
Total	$24	$24

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$56,229	$ —	$—	$56,229
U.S. Treasury Obligations	—	550	—	550
Affiliated Mutual Fund	1,418	—	—	1,418
Securities Sold Short				
Securities Sold Short	(9,403)	—	—	(9,403)
Other Financial Instruments				
Futures Contracts*	28	—	—	28
Total Investments	$48,272	$550	$—	$48,822

* Futures Contracts are not reflected in the Schedule of Investments and are valued at the unrealized appreciation/depreciation of the instrument.

Refer to the "Security Valuation" section of Note 2 for further information.

OLD MUTUAL BARROW HANLEY VALUE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Barrow, Hanley, Mewhinney & Strauss, LLC

Performance Highlights

- *For the six-month period ended September 30, 2010, the Old Mutual Barrow Hanley Value Fund underperformed its benchmark, the Russell 1000 Value Index. The Fund's Class Z shares posted a -5.49% return versus a -2.14% return for the Index.*

- *From a sector perspective, the top contributors to Fund performance were the materials, consumer staples and financials sectors. The top detractors from Fund performance were the information technology, energy and health care sectors.*

- *Among the individual stocks that contributed to Fund performance were tobacco companies Altria Group and Philip Morris International, and energy company ConocoPhillips.*

- *Information technology companies Nokia and Hewlett-Packard detracted from the Fund's performance.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2010, the Old Mutual Barrow Hanley Value Fund (the "Fund") underperformed its benchmark, the Russell 1000 Value Index (the "Index"). The Fund's Class Z shares posted a -5.49% return versus a -2.14% return for the Index. Performance for all share classes can be found on page 14.

Q. What investment environment did the Fund face during the past period?

A. The prior six-month period could best be described overall as a period of extreme volatility. The period should really be viewed as two separate periods, the three months ending June 30, 2010, and the more recent three months ending September 30, 2010. While both periods experienced extreme swings in equity market performance, the first period saw every sector down, particularly the more economically sensitive areas, which witnessed the largest declines. Information technology and consumer discretionary names were the hardest hit, followed by health care, which continued to be pressured by fears over the health care legislation. At the end of June, several publications suggested that equity valuations no longer mattered and questioned the validity of holding any equities at all. Over the next couple months, many investors continued to shy away from equities in favor of bonds, and as equity returns melted away in the August heat, many investors grew despondent and sentiment toward equities reached extreme lows. However, during the month of September, equity markets rallied sharply and posted the best September return in 71 years and the third-best return of any month over the past 10 years. The sharp rally was a welcome relief to investors and helped produce strong overall returns for the third quarter.

Q. Which market factors influenced the Fund's relative performance?

A. All major equity indexes rose sharply in the third quarter, with the strongest performance from international indexes. Domestically, growth outperformed value and smaller stocks outperformed large stocks. For the year, all indexes were solidly in positive territory, although developed international markets lagged as a result of European debt fears. Within the S&P 500 sectors, performance varied widely for the period with outperformance by the relatively small sectors of telecommunication services and materials, and underperformance by financials.

Furthermore, the ongoing neglect of equities as an asset class and the recent sharp rise, even in spite of that neglect, is what Barrow, Hanley, Mewhinney & Strauss, LLC ("Barrow Hanley") often sees in the individual stocks in which it invests. Many times these out-of-favor stocks rise sharply in the absence of a positive catalyst or for reasons that are not obvious. And, waiting for discounted stocks to lift can test one's patience, as Barrow Hanley experienced during the period.

Q. How did portfolio composition affect Fund performance?

A. From a sector perspective during the period, the top contributors to Fund performance were the materials, consumer staples and financials sectors. The top detractors from Fund performance were the information technology, energy and health care sectors.

Among the individual stocks that contributed to Fund performance were tobacco companies Altria Group and Philip Morris International, and energy company ConocoPhillips. Altria Group reached a 52-week high during the third quarter. The company continued to successfully reduce manufacturing costs, and its principal Copenhagen brand gained market share due to successful pricing realignments from a year ago. Philip Morris International reached an all-time high in the third quarter as well. Barrow Hanley believes the company is well positioned in rapidly growing emerging markets in the Middle East, Asia and Eastern Europe, and is gaining market share driven by line extensions to its dominant Marlboro brand and other new product introductions. Over the past year, ConocoPhillips embarked on a systematic plan to sell non-core assets, using the proceeds to increase dividends, repurchase shares and reduce debt. Specifically, it announced the sale of its 9% stake in Syncrude Canada to Sinopec Shanghai Petrochemical, which puts Conoco's divesture program on track.

On the other side of the equation, information technology companies Nokia and Hewlett-Packard detracted from the Fund's performance. Though Nokia underperformed for the six-month period, it was one of the better-performing stocks for the Fund during the third quarter. Nokia's second-quarter earnings fell during the period as the company was under pressure to jump-start its line of high-end phones as it faced increasing pressure from Apple's iPhone. During the third quarter, however, Nokia moved closer to launching its long-awaited new smartphones, which will feature an enhanced operating system. Hewlett-Packard shares suffered since the abrupt resignation of the company's Chief Executive Officer. However, with the new CEO scheduled to take the helm on November 1, 2010, coupled with the company's dominant scale and distribution area, Barrow Hanley believes the company is in a good position going forward.

Q. What is the investment outlook for the large-cap value equity market?

A. Barrow Hanley believes that for equity markets to move sustainably higher, stocks must compete with bonds for investors' attention. After 30 years of declining interest rates driving bond outperformance and a recent decade which endured two bear markets for stocks, investors are undeniably cautious. However, Barrow Hanley remains optimistic about the future return potential for many stocks. Corporate balance sheets are quite strong and many companies are well positioned to return a significant amount of cash to shareholders, both in the form of share repurchases, and, most importantly, increased dividends. The Fund has a dividend yield that exceeds the interest rate of 10-year Treasury bonds, and Barrow Hanley believes the Fund still has the potential to grow returns further through both earnings and dividend growth.

Barrow Hanley has always sought to construct Funds that have above-market yields. Barrow Hanley also looks for companies that can grow their dividend faster than the overall market. Barrow Hanley believes over the long term, stocks that not only pay a meaningful dividend but also have the capability to increase their dividends, typically outperform stocks that do not pay a dividend or that simply pay a static dividend. History shows that dividend growers and initiators outperformed the other groups by a wide margin since 1972. Barrow Hanley believes that, at this point, it seems likely that the dividend growth will exceed both the market and even long-term history over the next several years.

On the earnings front, uncertainties abound regarding the weak economy and its effect on corporate earnings, giving many stock investors pause. While finding companies that can grow in this environment is not easy, Barrow Hanley believes it can still find great companies that have robust longer-term earnings potential.

Top Ten Holdings as of September 30, 2010

International Business Machines	3.6%
Philip Morris International	3.5%
Citigroup	3.3%
Bristol-Myers Squibb	3.2%
ConocoPhillips	3.2%
Imperial Tobacco Group ADR	3.1%
E.I. du Pont de Nemours	3.0%
Hewlett-Packard	2.9%
PNC Financial Services Group	2.9%
Spectra Energy	2.9%
As a % of Total Fund Investments	31.6%

Barrow Hanley Value Fund

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2010

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	09/10/98	(5.49)%	8.32%	(1.08)%	4.17%	6.32%
Class A with load	07/31/03	(11.13)%	1.86%	(2.49)%	n/a	1.03%
Class A without load	07/31/03	(5.66)%	8.05%	(1.33)%	n/a	1.87%
Institutional Class	12/20/06[1]	(5.45)%	8.45%	n/a	n/a	(4.83)%
Russell 1000 Value Index	09/10/98	(2.14)%	8.90%	(0.48)%	2.59%	4.73%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

* Data prior to December 14, 2001 includes performance of a predecessor fund, whose inception date was September 10, 1998. The predecessor fund had investment goals, strategies and policies that were substantially similar to the Fund.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current adviser and sub-adviser and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after expenses (reduction)/recoupment you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 27, 2010 prospectus as supplemented through September 1, 2010) are 1.04% and 0.95%; 1.73% and 1.20%; and 0.87% and 0.85%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 2000 to an investment made in unmanaged securities indexes on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Class Weightings as of September 30, 2010 — % of Total Fund Investments



Schedule of Investments

As of September 30, 2010 (Unaudited)

Description	Shares	Value (000)
Common Stock — 99.6%		
Aerospace/Defense — 2.5%		
Raytheon	71,100	$ 3,250
Total Aerospace/Defense		3,250
Applications Software — 2.6%		
Microsoft	137,300	3,362
Total Applications Software		3,362
Beverages-Wine/Spirits — 2.6%		
Diageo ADR	49,972	3,449
Total Beverages-Wine/Spirits		3,449
Chemicals-Diversified — 3.0%		
E.I. du Pont de Nemours	88,500	3,949
Total Chemicals-Diversified		3,949
Computers — 6.5%		
Hewlett-Packard	90,603	3,812
International Business Machines	35,550	4,769
Total Computers		8,581
Cruise Lines — 1.3%		
Carnival	45,058	1,722
Total Cruise Lines		1,722
Diversified Banking Institution — 7.0%		
Bank of America	133,863	1,755
Citigroup*	1,089,100	4,247
JPMorgan Chase	81,757	3,112
Total Diversified Banking Institution		9,114
Diversified Manufacturing Operations — 10.5%		
Cooper Industries, Cl A	70,000	3,425
General Electric	185,630	3,016
Honeywell International	63,238	2,779
Illinois Tool Works	44,355	2,085
ITT	53,500	2,505
Total Diversified Manufacturing Operations		13,810
Electric-Integrated — 3.7%		
Dominion Resources	73,724	3,219
Entergy	21,800	1,668
Total Electric-Integrated		4,887
Electronic Components-Semiconductors — 2.7%		
Intel	182,800	3,515
Total Electronic Components-Semiconductors		3,515
Finance-Consumer Loans — 1.1%		
SLM*	120,388	1,390
Total Finance-Consumer Loans		1,390

Description	Shares	Value (000)
Finance-Credit Card — 2.8%		
American Express	87,562	$ 3,680
Total Finance-Credit Card		3,680
Food-Wholesale/Distribution — 0.8%		
Sysco	35,060	1,000
Total Food-Wholesale/Distribution		1,000
Funeral Services & Related Items — 1.0%		
Service Corp International	155,300	1,339
Total Funeral Services & Related Items		1,339
Gas-Distribution — 1.9%		
CenterPoint Energy	158,000	2,484
Total Gas-Distribution		2,484
Hotels & Motels — 1.9%		
Wyndham Worldwide	88,487	2,431
Total Hotels & Motels		2,431
Medical Labs & Testing Services — 2.4%		
Quest Diagnostics	63,144	3,187
Total Medical Labs & Testing Services		3,187
Medical Products — 3.8%		
Baxter International	77,058	3,676
Johnson & Johnson	21,200	1,313
Total Medical Products		4,989
Medical-Drugs — 5.3%		
Bristol-Myers Squibb	153,401	4,159
Pfizer	159,504	2,739
Total Medical-Drugs		6,898
Medical-HMO — 1.5%		
WellPoint*	35,112	1,989
Total Medical-HMO		1,989
Medical-Wholesale Drug Distributors — 1.9%		
Cardinal Health	77,200	2,551
Total Medical-Wholesale Drug Distributors		2,551
Multi-line Insurance — 1.1%		
XL Group*	68,461	1,483
Total Multiline Insurance		1,483
Office Automation & Equipment — 1.0%		
Xerox	129,900	1,344
Total Office Automation & Equipment		1,344
Oil Companies-Exploration & Production — 2.8%		
Occidental Petroleum	47,422	3,713
Total Oil Companies-Exploration & Production		3,713

OLD MUTUAL BARROW HANLEY VALUE FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Description	Shares	Value (000)
Oil Companies-Integrated — 3.2%		
ConocoPhillips	72,395	$ 4,158
Total Oil Companies-Integrated		4,158
Pipelines — 2.9%		
Spectra Energy	165,772	3,738
Total Pipelines		3,738
Retail-Drug Store — 1.0%		
CVS Caremark	42,700	1,344
Total Retail-Drug Store		1,344
Super-Regional Banks-US — 7.8%		
Capital One Financial	81,140	3,209
PNC Financial Services Group	73,236	3,802
Wells Fargo	128,615	3,232
Total Super-Regional Banks-US		10,243
Telephone-Integrated — 2.0%		
AT&T	45,314	1,296
Verizon Communications	39,858	1,299
Total Telephone-Integrated		2,595
Television — 0.9%		
CBS, Cl B	71,600	1,136
Total Television		1,136
Tobacco — 8.0%		
Altria Group	78,432	1,884
Imperial Tobacco Group ADR	68,447	4,066
Philip Morris International	80,600	4,515
Total Tobacco		10,465
Wireless Equipment — 2.1%		
Nokia OYJ ADR	278,324	2,792
Total Wireless Equipment		2,792
Total Common Stock — (Cost $121,473)		130,588
Total Investments — 99.6% (Cost $121,473)		130,588
Other Assets and Liabilities, Net — 0.4%		511
Total Net Assets — 100.0%		$ 131,099

For descriptions of abbreviations and footnotes, please refer to page 89.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$130,588	$—	$—	$130,588
Total Investments	$130,588	$—	$—	$130,588

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL FOCUSED FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Adviser: OMCAP Investors, a division of Old Mutual Capital, Inc.[1]

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2010, the Old Mutual Focused Fund (the "Fund") underperformed its benchmark, the S&P 500 (the "Index"). The Fund's Class Z shares posted a -4.43% return versus a -1.42% return for the Index. Performance for all share classes can be found on page 19.

Q. What investment environment did the Fund face during the past period?

A. The second quarter of 2010 began with unfavorable leading indicators rolling over from the previous quarter, job growth declining, European and Chinese economic concerns, and the ever-growing oil spill in the Gulf of Mexico. The third quarter of the year began with an uncharacteristically strong July marked by strength in all recovery-based sectors and industries, as well as very light trading volume. However, the volume stayed anemic throughout August and investors once again tried to "price-in" the risk of a domestic double-dip recession as stocks went down across the board. September was quite strong across most sectors, with the lagging financials sector being the one surprise laggard for the month. As companies provided generally solid second-quarter results during the tail end of July, the market shifted its emphasis to the future and sold off many companies which in other periods would have been relative winners. Market participants are still concerned about such things as jobless recovery, increasing debt load, inflation, and deflation, but many are left with few options for investment as a result of the current near-zero interest rate policy and its effect on certificates of deposits, bank deposits and bond yields.

Q. Which market factors influenced the Fund's relative performance?

A. The perceived stalling of the U.S. economic recovery and Europe's weakness were major factors that contributed to a difficult investment environment during the second quarter of 2010. These issues, combined with those previously mentioned, created a market more focused on capital preservation than one focused on companies that are positioned to do well in a normal economic environment. During the third quarter of the year, as fears of a double-dip recession eased, the Fund's holdings generally did well as investors returned to quality. The Fund's top four sectors for the three-month period were technology, financials, health care and energy (collectively representing over 80% of the Fund). Each of these sectors benefited from strong stock selection during the quarter.

Q. How did portfolio composition affect Fund performance?

A. For the six-month period, stock selection within the health care and energy sectors contributed positively to the Fund's performance, while stock selection within information technology, consumer staples and financials detracted from the Fund's performance.

Among the stocks that contributed positively to Fund performance were El Paso (no longer a Fund holding) and Exxon Mobil, both energy-related companies, and Apple, a designer and manufacturer of computers and mobile devices. Signs of an economic recovery and low valuation starting points buoyed El Paso and Exxon Mobil. Apple benefited from increased demand for its iPhone and iPad, which continue to drive sales and earnings. Detractors from Fund performance were Medtronic, a medical technology company, Microsoft, a developer of software products and services, and Cisco Systems, a networking company. Medtronic posted a decline in first-quarter sales and reduced its forecast due to pressure on prices and weak demand for its medical devices. Microsoft's stock underperformed as investors looked to faster growing companies in the technology sector. Cisco Systems experienced a decline in share price due to concerns over slowing growth in the enterprise data networking market.

Performance Highlights

- *For the six-month period ended September 30, 2010, the Old Mutual Focused Fund underperformed its benchmark, the S&P 500. The Fund's Class Z shares posted a -4.43% return versus a -1.42% return for the Index.*

- *For the six-month period, stock selection within the health care and energy sectors contributed positively to the Fund's performance, while stock selection within information technology, consumer staples and financials detracted from the Fund's performance.*

- *Among the stocks that contributed positively to Fund performance were El Paso (no longer a Fund holding) and Exxon Mobil, both energy-related companies, and Apple, a designer and manufacturer of computers and mobile devices.*

- *Detractors from Fund performance were Medtronic, a medical technology company, Microsoft, a developer of software products and services, and Cisco Systems, a networking company.*

Focused Fund

MANAGEMENT OVERVIEW (UNAUDITED)

Adviser: OMCAP Investors, a division of Old Mutual Capital, Inc.[1]

Top Ten Holdings as of September 30, 2010	
MetLife	6.7%
Exxon Mobil	6.7%
Google, Cl A	5.1%
NRG Energy	5.1%
Microsoft	4.9%
Merck	4.5%
Pfizer	4.4%
General Electric	4.3%
Apple	4.1%
UnitedHealth Group	3.9%
As a % of Total Fund Investments	49.7%

Q. What is the investment outlook?

A. OMCAP Investors, a division of Old Mutual Capital, Inc. ("OMCAP Investors"), believes equity markets started this recession over-owned and then ran into a wall of extremely poor economic results and a difficult domestic demographic trend with the aging of the baby boomers. We are hopeful that as the market eventually runs out of sellers in domestic equities, it will become apparent that natural buyers already exist for many companies in the Fund — the companies themselves. We expect that slight economic growth, coupled with the current pared down cost structures, should result in reasonable earnings growth going forward and eventually valuations should return to more historic norms. In addition, OMCAP Investors feels the Fund is ideally positioned to take advantage of the fast growth afforded foreign markets as many of the Fund's companies enjoy high market share overseas. We are not sure which factors will combine to reignite investors' interest in equities, but remain confident that high-quality U.S. blue chips will be on the Fund's shopping list.

OMCAP Investors is confident that current stock market prices reflect a new, slower economic growth. We also believe unemployment will remain stubbornly high for the foreseeable future. For the next quarter or two at a minimum, we believe markets will be focused on deflation, not inflation. And, with no inflation to speak of, we believe interest rates will remain low, as will mortgage rates. Unfortunately, there is still a large amount of excess supply in the housing market, which may keep a cap on prices for years to come.

[1] OMCAP Investors, a division of Old Mutual Capital, Inc., provides investment advisory services to the Old Mutual Focused Fund pursuant to the management agreement between Old Mutual Funds II, on behalf of the Old Mutual Focused Fund, and Old Mutual Capital, Inc.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2010

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	02/12/99	(4.43)%	4.65%	2.78%	2.54%	7.82%
Class A with load	09/30/03	(10.03)%	(1.59)%	1.31%	n/a	4.97%
Class A without load	09/30/03	(4.55)%	4.44%	2.53%	n/a	5.86%
Institutional Class	12/20/06[1]	(4.37)%	4.81%	n/a	n/a	(2.03)%
S&P 500	02/12/99	(1.42)%	10.16%	0.64%	(0.43)%	1.14%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 27, 2010 prospectus as supplemented through September 1, 2010) are 1.39% and 0.96%; 1.39% and 1.21%; and 0.92% and 0.81%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 2000 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2010 — % of Total Fund Investments



Old Mutual Focused Fund — concluded

Schedule of Investments

As of September 30, 2010 (Unaudited)

Description	Shares	Value (000)
Common Stock — 96.1%		
Applications Software — 4.9%		
Microsoft	1,162,135	$ 28,461
Total Applications Software		28,461
Computers — 7.4%		
Apple*	83,981	23,830
Dell*	1,488,502	19,291
Total Computers		43,121
Diversified Banking Institutions — 6.0%		
Bank of America	1,520,000	19,927
JPMorgan Chase	387,301	14,745
Total Diversified Banking Institutions		34,672
Diversified Manufacturing Operations — 4.2%		
General Electric	1,511,620	24,564
Total Diversified Manufacturing Operations		24,564
Electronic Components-Semiconductors — 2.9%		
Intel	870,000	16,730
Total Electronic Components-Semiconductors		16,730
Fiduciary Banks — 3.8%		
State Street	592,353	22,308
Total Fiduciary Banks		22,308
Independent Power Producer — 5.0%		
NRG Energy*	1,407,326	29,301
Total Independent Power Producer		29,301
Investment Management/Advisory Services — 2.8%		
Invesco	760,000	16,135
Total Investment Management/Advisory Services		16,135
Medical Instruments — 3.4%		
Medtronic	597,304	20,057
Total Medical Instruments		20,057
Medical Products — 3.8%		
Johnson & Johnson	352,957	21,869
Total Medical Products		21,869
Medical-Drugs — 8.8%		
Merck	710,186	26,142
Pfizer	1,457,547	25,026
Total Medical-Drugs		51,168
Medical-HMO — 3.8%		
UnitedHealth Group	637,457	22,381
Total Medical-HMO		22,381

Description	Shares	Value (000)
Multi-line Insurance — 11.3%		
Allstate	482,644	$ 15,227
Hartford Financial Services Group	520,000	11,934
MetLife	1,007,930	38,755
Total Multi-line Insurance		65,916
Networking Products — 2.6%		
Cisco Systems*	680,113	14,895
Total Networking Products		14,895
Oil Companies-Integrated — 6.6%		
Exxon Mobil	624,664	38,598
Total Oil Companies-Integrated		38,598
Oil-Field Services — 2.9%		
Halliburton	518,618	17,151
Total Oil-Field Services		17,151
Reinsurance — 2.2%		
Berkshire Hathaway, Cl B*	155,350	12,844
Total Reinsurance		12,844
Retail-Discount — 3.5%		
Wal-Mart Stores	376,839	20,168
Total Retail-Discount		20,168
Retail-Office Supplies — 2.2%		
Staples	600,000	12,552
Total Retail-Office Supplies		12,552
Web Portals/ISP — 5.1%		
Google, Cl A*	56,200	29,549
Total Web Portals/ISP		29,549
Wireless Equipment — 2.9%		
Qualcomm	378,600	17,082
Total Wireless Equipment		17,082
Total Common Stock (Cost $533,706)		559,522
Affiliated Mutual Fund — 2.9%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.10% (A)	16,595,661	16,596
Total Affiliated Mutual Fund (Cost $16,596)		16,596
Total Investments — 99.0% (Cost $550,302)		576,118
Other Assets and Liabilities, Net — 1.0%		5,838
Total Net Assets — 100.0%		$ 581,956

For descriptions of abbreviations and footnotes, please refer to page 89.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$559,522	$—	$—	$559,522
Affiliated Mutual Fund	16,596	—	—	16,596
Total Investments	$576,118	$—	$—	$576,118

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL HEITMAN REIT FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Heitman Real Estate Securities LLC

Performance Highlights

- *For the six-month period ended September 30, 2010, the Old Mutual Heitman REIT Fund underperformed its benchmark, the Wilshire U.S. Real Estate Securities Index. The Fund's Class Z shares posted a 7.54% return versus an 8.23% return for the Index.*

- *The investment environment transitioned during the second and third quarters of 2010. Starting in the first part of the third quarter and carrying almost into September, the real estate investment trust ("REIT") market was focused on a handful of issues.*

- *Among the stocks that contributed positively to the Fund's performance were Equity Residential, AvalonBay Communities and Simon Property Group.*

- *Detractors from Fund performance included ProLogis (no longer a Fund holding), Sunstone Hotel Investors and BRE Properties (no longer a Fund holding).*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2010, the Old Mutual Heitman REIT Fund (the "Fund") underperformed its benchmark, the Wilshire U.S. Real Estate Securities Index (the "Index"). The Fund's Class Z shares posted a 7.54% return versus an 8.23% return for the Index. Performance for all share classes can be found on page 24.

Q. What investment environment did the Fund face during the past period?

A. The investment environment transitioned during the second and third quarters of 2010. Starting in the first part of the third quarter and carrying almost into September, the real estate investment trust ("REIT") market was focused on a handful of issues. First, the economic recovery was slowing. Second, real estate fundamentals were both bottoming and improving in some sectors. Third, capital returned back to the real estate asset class in a substantial way. Finally, in the continued low-interest-rate environment, capital was attracted to the REIT sector's dividend. During the end of the period, the market became focused on the potential for further quantitative easing by the Federal Reserve Board, which raised the value of REIT stocks and equity stocks across the board.

Q. Which market factors influenced the Fund's relative performance?

A. During most of the period, as the market transitioned to lower-growth expectations, large-capitalization stocks with strong management teams outperformed. These REITs had good balance sheets and a growth plan to take advantage of acquisitions as they presented themselves. Positioning the Fund with stocks that had these characteristics helped the Fund outperform during most of the six-month period. However, during September, as the market started to anticipate quantitative easing, some of the smaller, more high-leveraged stocks started to outperform in the REIT market. This hurt the Fund in September on a relative basis.

Q. How did portfolio composition affect Fund performance?

A. Among the stocks that contributed positively to the Fund's performance were Equity Residential, AvalonBay Communities and Simon Property Group. Equity Residential and AvalonBay Communities are REITS within the large-capitalization apartment sector, which was the top-performing sector during the period. Simon Property Group was another top contributor, as the holding modestly outperformed the Index due to continued strong sales growth at its shopping malls. Detractors from Fund performance included ProLogis (no longer a Fund holding), Sunstone Hotel Investors and BRE Properties (no longer a Fund holding). ProLogis underperformed significantly after the company reduced its 2010 funds-from-operations guidance for the second time. Sunstone Hotel Investors underperformed partly as a result of rumors it was in talks to acquire a very large hotel in San Diego, which would have required raising additional equity. BRE Properties was held in the Fund — and later sold — during a period in which the Index was down approximately 11%, which led to its negative contribution.

Q. What is the investment outlook for the REIT market?

A. News around real estate fundamentals has improved. At the beginning of 2010, it was expected that vacancy rates would continue to increase for all property types, but at a slower rate, and net operating income would continue to decline, also at a slower rate. Currently, vacancy rates look to be near bottom for most property types and has clearly improved in sectors like apartments. The key benefit however seems to be coming from the historically low level of new buildings being introduced to the market. Earnings expectations for 2010 have improved marginally since the beginning of the year. The bottoming in fundamentals, primarily in apartments and other short-term lease property types, has resulted in this improved earnings outlook. In addition, lower interest rates are helping earnings expectations. The outlook for 2011 has also improved with consensus earnings estimates up almost 7% since the beginning of the year. The improvement in the growth outlook has been a modest positive surprise.

Top Ten Holdings
as of September 30, 2010

Simon Property Group	12.7%
Boston Properties	6.0%
Vornado Realty Trust	5.6%
Public Storage	4.8%
AvalonBay Communities	4.7%
Host Hotels & Resorts	4.1%
Health Care REIT	3.9%
AMB Property	3.9%
Digital Realty Trust	3.8%
Essex Property Trust	3.6%
As a % of Total Fund Investments	53.1%

OLD MUTUAL HEITMAN REIT FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2010

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	03/13/89	7.54%	27.48%	0.07%	8.95%	8.78%
Class A with load	09/30/03	1.26%	19.74%	(1.37)%	n/a	5.67%
Class A without load	09/30/03	7.43%	27.13%	(0.18)%	n/a	6.57%
Institutional Class	12/20/06[1]	7.73%	27.80%	n/a	n/a	(7.55)%
Wilshire U.S. Real Estate Securities Index	02/28/89[2]	8.23%	30.02%	1.32%	9.97%	7.60%

Past performance is not a guarantee of future results. Information about these performance results and the comparative indexes can be found on pages 1-3.

* Data includes performance of a predecessor fund class whose inception date was March 13, 1989.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

[2] The inception date used for this index is February 28, 1989 since at the time the index was priced monthly.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 27, 2010 prospectus as supplemented through September 1, 2010) are 1.32% and 1.25%; 1.63% and 1.50%; and 1.22% and 0.95%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 2000 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2010 — % of Total Fund Investments



Schedule of Investments

As of September 30, 2010 (Unaudited)

Description	Shares	Value (000)
Common Stock — 99.5%		
Real Estate Operation/Development — 2.6%		
Brookfield Properties	79,725	$ 1,237
Forest City Enterprises, Cl A*	28,600	367
Total Real Estate Operation/Development		1,604
REITs-Apartments — 17.3%		
American Campus Communities	44,975	1,369
Apartment Investment & Management, Cl A	66,800	1,428
AvalonBay Communities	27,537	2,862
Equity Residential	40,332	1,919
Essex Property Trust	20,275	2,219
UDR	32,975	697
Total REITs-Apartments		10,494
REITs-Diversified — 13.8%		
Coresite Realty	19,275	316
Digital Realty Trust	37,252	2,298
Duke Realty	112,825	1,308
Liberty Property Trust	34,200	1,091
Vornado Realty Trust	39,551	3,383
Total REITs-Diversified		8,396
REITs-Health Care — 13.0%		
HCP	46,075	1,658
Health Care REIT	50,367	2,384
Nationwide Health Properties	44,300	1,713
Senior Housing Properties Trust	25,900	609
Ventas	29,317	1,512
Total REITs-Health Care		7,876
REITs-Hotels — 7.1%		
Host Hotels & Resorts	170,914	2,475
LaSalle Hotel Properties	29,900	699
Pebblebrook Hotel Trust*	19,825	357
Sunstone Hotel Investors*	87,675	795
Total REITs-Hotels		4,326
REITs-Office Property — 10.9%		
BioMed Realty Trust	52,375	939
Boston Properties	44,060	3,662
Hudson Pacific Properties	9,300	152
Kilroy Realty	13,100	434
Mack-Cali Realty	26,581	869
SL Green Realty	8,700	551
Total REITs-Office Property		6,607

Description	Shares	Value (000)
REITs-Regional Malls — 17.0%		
General Growth Properties	48,450	$ 756
Pennsylvania REIT	36,350	431
Simon Property Group	82,762	7,675
Taubman Centers	32,075	1,431
Total REITs-Regional Malls		10,293
REITs-Shopping Centers — 7.0%		
Developers Diversified Realty	111,675	1,253
Federal Realty Investment Trust	17,878	1,460
Kimco Realty	76,925	1,212
Regency Centers	7,900	312
Total REITs-Shopping Centers		4,237
REITs-Storage — 6.9%		
Extra Space Storage	81,640	1,310
Public Storage	29,898	2,901
Total REITs-Storage		4,211
REITs-Warehouse/Industrial — 3.9%		
AMB Property	88,750	2,349
Total REITs-Warehouse/Industrial		2,349
Total Common Stock (Cost $45,158)		60,393
Affiliated Mutual Fund — 0.4%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.10% (A)	267,306	267
Total Affiliated Mutual Fund (Cost $267)		267
Total Investments — 99.9% (Cost $45,425)		60,660
Other Assets and Liabilities, Net — 0.1%		32
Total Net Assets 100.0%		$ 60,692

For descriptions of abbreviations and footnotes, please refer to page 89.

OLD MUTUAL HEITMAN REIT FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$60,393	$—	$—	$60,393
Affiliated Mutual Fund	267	—	—	267
Total Investments	$60,660	$—	$—	$60,660

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL LARGE CAP GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ashfield Capital Partners, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2010, the Old Mutual Large Cap Growth Fund (the "Fund") outperformed its benchmark, the Russell 1000 Growth Index (the "Index"). The Fund's Class Z shares posted a 1.42% return versus a -0.27% return for the Index. Performance for all share classes can be found on page 29.

Q. What investment environment did the Fund face during the past period?

A. The impressive liquidity rally that began in March 2009 came to an abrupt halt in the second quarter of 2010. Problems with sovereign debt emerged in southern Europe, China tightened monetary policy to cool off an overheated real estate market, and the U.S. recovery (while firmly in place) disappointed a bit in terms of job creation. The uncertainties created by these factors sent the stock market downward and caused yet another flight to safety. A change of heart occurred when fears of a double-dip recession receded rapidly in the third quarter. Firms were no longer cutting inventories, U.S. corporate profits were advancing smartly, and strong recoveries were under way in many developing countries, suggesting that lagging job creation may be on the verge of re-accelerating. Stocks experienced a volatile pattern, with the gains of July erased by August, only to recover, and then some, in September.

Q. Which market factors influenced the Fund's relative performance?

A. While sector allocation was a negative contributor to Fund performance, stock selection was a positive contributor to the Fund. In terms of sector performance during the second quarter, defensive sectors with above-average dividend yield generally outperformed cyclical sectors, with telecommunication services and utilities leading by a wide margin. During the same period, the consumer staples and discretionary sectors finished second and third, respectively, while the financial and materials sectors lagged the most. The Fund's overweight to consumer discretionary positively impacted Fund performance, as the consumer remained resilient, albeit at a slower pace. The Fund's overweight to energy, specifically oil service, detracted from performance as the devastating environmental accident occurred in the Gulf of Mexico with the BP oil spill. The Fund's lack of exposure to telecommunication services and utilities negatively impacted performance, as these sectors are typically more defensive in uncertain economic times. The Fund's position in cash was positive to performance during a very volatile equity market at the end of the second quarter.

Based on sectors during the third quarter, returns were a continuation of the second quarter but more dispersed, as intensifying demand for yield propelled the telecommunication services sector even higher. Signs of improving global demand pushed the materials and energy sectors higher, while consumers continued to show that the rumors of their demise were greatly exaggerated. As the market made an impressive upward move in September, the Fund's overweight to the health care sector detracted from performance as investors moved out of defensive sectors and toward global cyclicals. The Fund's underweight to the financial and energy sectors was a positive contributor to the Fund for the six-month period.

Q. How did portfolio composition affect Fund performance?

A. Stock selection within the consumer discretionary, consumer staples and health care sectors contributed positively to the Fund's performance, while stock selection in the industrials, telecommunication services and utilities sectors detracted from the Fund's performance.

Among the individual stocks that contributed to Fund performance were Cia de Bebidas das Americas ADR (AmBev), a Brazil-based beverage company, Apple, a designer and manufacturer of computers and mobile devices, and Cognizant Technology Solutions, a provider of custom information technology services. AmBev benefited from its significant exposure to economies that are growing faster than the

---

Performance Highlights

- *For the six-month period ended September 30, 2010, the Old Mutual Large Cap Growth Fund outperformed its benchmark, the Russell 1000 Growth Index. The Fund's Class Z shares posted a 1.42% return versus a -0.27% return for the Index.*

- *Stock selection within the consumer discretionary, consumer staples and health care sectors contributed positively to the Fund's performance, while stock selection in the industrials, telecommunication services and utilities sectors detracted from the Fund's performance.*

- *Among the individual stocks that contributed to Fund performance were Cia de Bebidas das Americas ADR (AmBev), a Brazil-based beverage company, Apple, a designer and manufacturer of computers and mobile devices, and Cognizant Technology Solutions, a provider of custom information technology services.*

- *Cisco Systems, an Internet protocol (IP)-based networking company, Microsoft, a developer of software products and services, and Western Digital, a designer and manufacturer of hard drives, detracted from Fund performance.*

OLD MUTUAL LARGE CAP GROWTH FUND — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ashfield Capital Partners, LLC

Top Ten Holdings
as of September 30, 2010*

Apple	4.2%
Cia de Bebidas das Americas ADR	3.1%
McDonald's	2.6%
International Business Machines	2.6%
Cognizant Technology Solutions, Cl A	2.4%
DIRECTV, Cl A	2.3%
Varian Medical Systems	2.2%
Microsoft	2.2%
Cisco Systems	2.2%
Henry Schein	2.2%
As a % of Total Fund Investments	26.0%

* Excludes short-term affiliated mutual fund.

U.S. economy and its ability to maintain pricing and market share. Apple benefited from increased demand for its iPhone and iPad, which continue to drive sales and earnings. Cognizant Technology Solutions continues to perform well due to its ability to provide an offshore program for its clients, a quality offering and compelling rates. On the other side of the equation, Cisco Systems, an Internet protocol (IP)-based networking company, Microsoft, a developer of software products and services, and Western Digital, a designer and manufacturer of hard drives, detracted from Fund performance. Cisco Systems saw its stock decline as a result of slowing growth in the enterprise data networking market, market saturations, overcapacity and competition. Microsoft's stock underperformed due to a recent financial investment the company made in an effort to improve its competitive position, which could weigh on margins and earnings. Shares of Western Digital declined on concerns regarding the outlook for PC demand.

Q. What is the investment outlook for the large-cap growth equity market?

A. Ashfield Capital Partners, LLC ("Ashfield") believes the Fund has been positioned for a sustained economic recovery, as Ashfield believes the economy continues to show signs of improvement. Ashfield believes that stocks have more than adequately priced in the many secular challenges facing the economy. In an environment where corporate balance sheets are flush with cash and income statements are supporting strength in margins, and with interest rates and inflation at low levels, Ashfield believes that investors have an attractive entry point for stocks, which are currently trading at historically low valuations. Ashfield also believes that the fundamentals are there to push the economy along a low-growth trajectory without double dipping into another recession. High profits remain the name of the game, and Ashfield believes the possibility of multiple expansion (*i.e.,* an increase in price-to-earnings ratios) means equities should be poised to push to the upside for the remaining part of the year.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2010

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	11/29/96	1.42%	12.86%	1.06%	(7.92)%	6.12%
Class A with load	09/30/03	(4.54)%	6.09%	(0.40)%	n/a	1.97%
Class A without load	09/30/03	1.25%	12.58%	0.78%	n/a	2.84%
Institutional Class	12/20/06[1]	1.41%	12.99%	n/a	n/a	(2.56)%
Russell 1000 Growth Index	11/29/96	(0.27)%	12.65%	2.06%	(3.44)%	3.65%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action and/or regulatory settlements. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current adviser and sub-adviser. In addition, prior to February 10, 2007, the Fund was co-managed by a sub-adviser other than Ashfield Capital Partners, LLC ("Ashfield"), and effective August 8, 2009, Ashfield became the sole sub-adviser to the Fund. As a result, the Fund's performance prior to these dates, may not be indicative of how the Fund will perform in the future. Prior to April 29, 2008, the Fund was named the Old Mutual Large Cap Growth Concentrated Fund.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 27, 2010 prospectus as supplemented through September 1, 2010) are 1.40% and 1.00%; 2.29% and 1.25%; and 0.75% and 0.90%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 2000 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2010 — % of Total Fund Investments



OLD MUTUAL LARGE CAP GROWTH FUND — continued

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Description	Shares	Value (000)
Common Stock — 97.8%		
Applications Software — 3.6%		
Microsoft	180,898	$ 4,430
Red Hat*	67,250	2,757
Total Applications Software		7,187
Athletic Footwear — 2.2%		
NIKE, Cl B	53,645	4,299
Total Athletic Footwear		4,299
Auto/Truck Parts & Equipment-Original — 1.8%		
BorgWarner*	69,765	3,671
Total Auto/Truck Parts & Equipment-Original		3,671
Beverages-Non-Alcoholic — 2.1%		
PepsiCo	62,820	4,174
Total Beverages-Non-Alcoholic		4,174
Brewery — 3.1%		
Cia de Bebidas das Americas ADR	49,915	6,178
Total Brewery		6,178
Cable/Satellite TV — 2.3%		
DIRECTV, Cl A*	110,839	4,614
Total Cable/Satellite TV		4,614
Chemicals-Specialty — 1.8%		
Ecolab	71,450	3,625
Total Chemicals-Specialty		3,625
Commercial Services-Finance — 0.9%		
Visa, Cl A	25,170	1,869
Total Commercial Services-Finance		1,869
Computer Services — 3.6%		
Accenture, Cl A	54,560	2,318
Cognizant Technology Solutions, Cl A*	73,970	4,769
Total Computer Services		7,087
Computers — 8.2%		
Apple*	29,280	8,308
Hewlett-Packard	71,520	3,009
International Business Machines	37,945	5,090
Total Computers		16,407
Computers-Memory Devices — 1.1%		
Western Digital*	74,000	2,101
Total Computers-Memory Devices		2,101
Consumer Products-Miscellaneous — 1.3%		
Clorox	40,000	2,670
Total Consumer Products-Miscellaneous		2,670

Description	Shares	Value (000)
Cosmetics & Toiletries — 1.3%		
Avon Products	83,145	$ 2,670
Total Cosmetics & Toiletries		2,670
Cruise Lines — 1.5%		
Carnival	78,285	2,991
Total Cruise Lines		2,991
Diversified Manufacturing Operations — 5.0%		
3M	32,910	2,854
Danaher	74,795	3,038
Dover	78,750	4,112
Total Diversified Manufacturing Operations		10,004
E-Commerce/Services — 1.7%		
Priceline.com*	9,855	3,433
Total E-Commerce/Services		3,433
Electronic Components-Semiconductors — 5.8%		
Broadcom, Cl A	52,190	1,847
Intel	143,855	2,766
Texas Instruments	141,990	3,854
Xilinx	118,765	3,160
Total Electronic Components-Semiconductors		11,627
Engineering/R&D Services — 3.8%		
ABB ADR	170,625	3,604
Aecom Technology*	95,100	2,307
Jacobs Engineering Group*	44,020	1,704
Total Engineering/R&D Services		7,615
Enterprise Software/Services — 1.5%		
Oracle	109,635	2,944
Total Enterprise Software/Services		2,944
Industrial Audio & Video Products — 1.2%		
Dolby Laboratories, Cl A*	43,005	2,443
Total Industrial Audio & Video Products		2,443
Industrial Gases — 2.1%		
Praxair	45,308	4,090
Total Industrial Gases		4,090
Instruments-Scientific — 1.4%		
Thermo Fisher Scientific*	58,750	2,813
Total Instruments-Scientific		2,813
Investment Management/Advisory Services — 2.9%		
Ameriprise Financial	44,125	2,088
T Rowe Price Group	75,451	3,778
Total Investment Management/Advisory Services		5,866

Description	Shares	Value (000)
Machinery-Farm — 1.3%		
AGCO*	64,210	$ 2,505
Total Machinery-Farm		2,505
Machinery-Pumps — 1.3%		
Flowserve	23,980	2,624
Total Machinery-Pumps		2,624
Medical Information Systems — 1.4%		
Cerner*	34,052	2,860
Total Medical Information Systems		2,860
Medical Products — 4.5%		
Henry Schein*	75,065	4,397
Varian Medical Systems*	73,691	4,458
Total Medical Products		8,855
Medical-Biomedical/Genetic — 1.4%		
Celgene*	47,750	2,751
Total Medical-Biomedical/Genetic		2,751
Medical-Drugs — 1.6%		
Allergan	47,650	3,170
Total Medical-Drugs		3,170
Networking Products — 2.2%		
Cisco Systems*	201,711	4,417
Total Networking Products		4,417
Oil Companies-Exploration & Production — 3.6%		
Anadarko Petroleum	32,760	1,869
CNOOC ADR	10,990	2,135
Pioneer Natural Resources	48,405	3,148
Total Oil Companies-Exploration & Production		7,152
Oil Companies-Integrated — 0.9%		
Petroleo Brasileiro ADR	49,440	1,793
Total Oil Companies-Integrated		1,793
Oil Field Machinery & Equipment — 1.9%		
Cameron International*	88,690	3,810
Total Oil Field Machinery & Equipment		3,810
Oil-Field Services — 2.7%		
Halliburton	83,730	2,769
Schlumberger	42,586	2,624
Total Oil-Field Services		5,393
Pharmacy Services — 1.5%		
Express Scripts*	61,085	2,975
Total Pharmacy Services		2,975

Description	Shares	Value (000)
Retail-Apparel/Shoe — 1.1%		
Gap	120,760	$ 2,251
Total Retail-Apparel/Shoe		2,251
Retail-Discount — 1.2%		
Wal-Mart Stores	45,780	2,450
Total Retail-Discount		2,450
Retail-Restaurants — 2.6%		
McDonald's	69,490	5,178
Total Retail-Restaurants		5,178
Telecommunications Equipment — 1.1%		
Harris	48,745	2,159
Total Telecommunications Equipment		2,159
Telecommunications Equipment-Fiber Optics — 1.5%		
Corning	160,200	2,928
Total Telecommunications Equipment-Fiber Optics		2,928
Transport-Rail — 2.1%		
Union Pacific	50,805	4,156
Total Transport-Rail		4,156
Transport-Services — 1.5%		
FedEx	33,660	2,878
Total Transport-Services		2,878
Web Portals/ISP — 2.2%		
Google, Cl A*	8,234	4,329
Total Web Portals/ISP		4,329
Total Common Stock (Cost $156,847)		195,012
Affiliated Mutual Fund — 2.3%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.10% (A)	4,675,122	4,675
Total Affiliated Mutual Fund (Cost $4,675)		4,675
Total Investments — 100.1% (Cost $161,522)		199,687
Other Assets and Liabilities, Net — (0.1)%		(260)
Total Net Assets — 100.0%		$ 199,427

For descriptions of abbreviations and footnotes, please refer to page 89.

OLD MUTUAL LARGE CAP GROWTH FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$195,012	$—	$—	$195,012
Affiliated Mutual Fund	4,675	—	—	4,675
Total Investments	$199,687	$—	$—	$199,687

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

Management Overview (Unaudited)

Sub-Advisers: Ashfield Capital Partners, LLC; Copper Rock Capital Partners LLC; and Eagle Asset Management, Inc.

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2010, the Old Mutual Strategic Small Company Fund (the "Fund") underperformed its benchmark, the Russell 2000 Growth Index (the "Index"). The Fund's Class Z shares posted a -0.95% return versus a 2.43% return for the Index. Performance for all share classes can be found on page 36.

Q. What investment environment did the Fund face during the past period?

A. During the period, fears of a double-dip recession began to abate, and the tone of the stock market in the U.S. and abroad improved markedly. Firms were no longer cutting inventories, U.S. corporate profits were advancing smartly, and strong recoveries were under way in many developing countries — suggesting that lagging job creation may be on the verge of accelerating. However, sustaining the economic recovery and the attendant bull market may be a matter of confidence. Some corporations, the major beneficiaries of globalization, have seen their profits rise by as much as 50% from their lows, to levels that are only about 8% below pre-crisis highs. Conversely, private sector employment has barely recovered, and still stands at about the same level as at the depth of the recession.

Q. Which market factors influenced the Fund's relative performance?

A. Ashfield Capital Partners, LLC ("Ashfield") notes this period has been difficult for its investment approach with respect to the portion of the Fund it sub-advises, as investor sentiment has yet to favor the high quality, yet reasonably valued small-capitalization stocks Ashfield's research favors. At this juncture in the recovery, investors have seemingly discarded fundamentals in favor of macro factors. While the bulk of the underperformance for Ashfield's portion of the Fund is seemingly attributable to poor security selection in the information technology, consumer discretionary and industrials sectors, underpinning it all has been the significant overweight in the companies with the lowest price/earnings to growth (PEG) ratio — in other words, the quintile with the worst performance during the period, but the quintile Ashfield's research suggests will produce the best long-term performance. Additional macro contributors during the period include poor performance by Ashfield's foreign stocks amidst the European sovereign debt meltdown. Furthermore, for-profit educational stocks also fared poorly given the increased political risk in an election year of additional industry regulation.

Copper Rock Capital Partners LLC ("Copper Rock") notes the second quarter of 2010 was a reversal from the positive strength the markets had shown in January through March. Volatility returned as Europe continued to work through its sovereign debt crisis, and softer-than-expected economic news in the U.S. led investors to fear a possible double-dip recession. For the small-capitalization markets, this was the worst second quarter in history, despite the fact that small-capitalization stocks still managed to outperform their large-capitalization counterparts. Investors fled to traditionally safer havens, like Treasuries, as confidence in a U.S. economic recovery waned. This is despite the fact that equities, on average, appeared much more attractive than Treasuries during the quarter. Even as corporate earnings were relatively strong in April and May, the macro conditions in the market have continued to outweigh any positive microeconomic signs demonstrated by the smaller, growth companies in which Copper Rock invests. Although growth outperformed value during the period and small fared better than large, investors continued to look for reassurance that a double-dip recession is not on the horizon for the U.S. The third quarter of 2010 experienced similar volatility to what was seen earlier in the year, as correlations spiked to all-time highs amidst a lingering fear of a global double-dip recession. This fear dissipated by quarter-end as all markets were up substantially in the period. Volatility fluctuated as the market moved back and forth from "risk-on" to "risk-off" and back again. During the third quarter, the challenging relative underperformance was mainly attributable to style, mostly driven by the extreme move in beta, where stocks with the highest beta outperformed. The highest beta stocks outperformed the lowest beta stocks by wide margins, causing tremendous headwinds for active, fundamental growth managers.

Performance Highlights

- *For the six-month period ended September 30, 2010, the Old Mutual Strategic Small Company Fund underperformed its benchmark, the Russell 2000 Growth Index. The Fund's Class Z shares posted a -0.95% return versus a 2.43% return for the Index.*

- *Among the individual stocks that contributed to Fund performance were Quest Software, a creator of virtual environments, LogMeIn, a provider of remote-connectivity solutions, and Acme Packet, a provider of session border controllers.*

- *Among the stocks that detracted from performance were education stock Capella Education (no longer a Fund holding), digital technology service provider DG FastChannel (no longer a Fund holding), and online marketing products provider VistaPrint (no longer a Fund holding).*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisers: Ashfield Capital Partners, LLC; Copper Rock Capital Partners LLC; and Eagle Asset Management, Inc.

Top Ten Holdings
as of September 30, 2010*

Buffalo Wild Wings	1.1%
IDEX	1.1%
Portfolio Recovery Associates	1.1%
Plexus	1.0%
Align Technology	1.0%
iShares Russell 2000 Growth Index Fund	0.9%
Plantronics	0.9%
LogMeIn	0.9%
Oasis Petroleum	0.9%
Steven Madden	0.9%
As a % of Total Fund Investments	9.8%

* Excludes short-term affiliated mutual fund.

Eagle Asset Management, Inc. ("Eagle") notes that during the second quarter of 2010, there was still concern that the U.S. economy would fall back into a recession, and, as a result, junk stocks performed poorly after their record-breaking relative performance in 2009 and the beginning of 2010. However, stocks that offer what Eagle views as safety and stability fell back out of favor in the third quarter of 2010, while junk stocks rallied again. A strategy of investing in stocks with the most return volatility worked well in the second half of 2009 and most of 2010.

Eagle believes the explanation for the low-quality rallies of 2009 and 2010 lies in high stock correlations. (Correlation measures the strength of relationships between characteristics.) Eagle notes that the high stock correlations seen in much of 2010 is unusual because high correlations historically have occurred in down markets. In Eagle's opinion, in this environment, individual stock risk appears to matter less, while market factors such as beta matter more, and this high-beta/low-beta switch has become more pronounced during the period. Given the magnitude and length of the outperformance of low-quality stocks, Eagle believes higher-quality stocks have potential going forward.

Q. How did portfolio composition affect Fund performance?

A. Among the individual stocks that contributed to Fund performance were Quest Software, a creator of virtual environments, LogMeIn, a provider of remote-connectivity solutions, and Acme Packet, a provider of session border controllers. Quest Software beat earnings in July due to growth in its virtualization business, which sells data-backup software. During the second quarter, LogMeIn reported strong growth in all of its major product lines, an increase in its customer base, and an increase in revenue and cash flow. Acme Packet saw an increase in its stock price after reporting a consecutive quarter of strong results ahead of estimates. The company has become the de facto standard in session border controllers with very little competition.

On the other side of the equation, among the stocks that detracted from performance were education stock Capella Education (no longer a Fund holding), digital technology service provider DG FastChannel (no longer a Fund holding), and online marketing products provider VistaPrint (no longer a Fund holding). Capella Education underperformed, as for-profit colleges participating in Title IX aid programs came under regulatory scrutiny, and their continued participation in such programs became murky due to the regulatory uncertainties. DG FastChannel was sold after the company pre-announced negative third-quarter results at the end of August, just three weeks after reporting very strong second-quarter results. VistaPrint experienced a slowdown in its business throughout the summer, despite expectations that growth would be bolstered by a national television ad campaign.

Q. What is the investment outlook for the small-cap equity market?

A. Ashfield believes that all that is necessary to set the stage for a significant rally is a change in investor sentiment. Ashfield believes sentiment is likely to change at any time, and resurgence in corporate hiring or an unhappy electorate casting its vote in November will likely be the catalyst. In the context of an improving business climate, one would expect a resumption of the normal business cycle, which necessarily includes rising rates. It has been Ashfield's view that unusually low rates have fostered an environment in which high financial leverage and high overall valuations have thrived. And, with the majority of the leading economic indicators being positive, Ashfield's research suggests that the most vulnerable small-capitalization stocks — as rates begin to rise — are those with higher multiples and those employing significant financial leverage. In other words, Ashfield expects its small-capitalization stocks to re-link with their fundamentals as the recovery continues to unfold and believes it has positioned the portion of the Fund it sub-advises to benefit from a sustainable economic recovery.

Copper Rock notes that at the start of the fourth quarter, the strategy for the portion of the Fund it sub-advises is broadly positioned with secular growth ideas across all of the sectors, with the exception of telecommunication services and utilities. While Copper Rock's portion of the Fund is overweight the information technology sector, it is not bullish on all of technology. Copper Rock believes that it owns a basket of stocks with highly innovative and differentiated products. Over the next several years Copper Rock believes that these stocks have the potential to outgrow other companies that supply more commodity or PC-related products. Copper Rock believes that the growth in connected devices and cloud computing is most reminiscent of the introduction of networked PCs in the 1990s.

Copper Rock continues to expect market dynamics will look considerably different as we finish 2010 and enter 2011. Copper Rock expects the U.S. economy should grow and contract in a tighter range going forward, and, as such, correlations should drop from all-time high levels. This should begin to put a premium on growth again, and stock selection could play a much more integral role in performance for the foreseeable future. Copper Rock believes leading indicators have peaked and another important metric for small-capitalization growth stocks — upwards revisions to earnings — has also peaked. Historically, when these factors have peaked simultaneously, it has typically been a good predictor of positive performance for small-capitalization growth names. This is because, in Copper Rock's opinion, the market seeks out growth, which becomes scarcer during these periods, and, thus, the companies with superior fundamentals and earnings typically perform better. Copper Rock continues to be patient in its execution and intends to remain positioned with high-quality companies that Copper Rock believes can grow into much larger ones.

Eagle notes portfolio managers in the small-capitalization space — faced with a continued low-quality rally — have not been rewarded for stock selection. Eagle is a low-beta, low-risk manager and the firm feels it has not, and will not, look its best on a relative basis when the markets disproportionately favor those stocks with high beta. Nonetheless, Eagle believes the current market is creating opportunities. In Eagle's opinion, stocks that grow earnings despite a sluggish economy may not be rewarded now if group trading (*i.e.*, investors moving in and out of sectors without regard to individual companies' fundaments) continues. Eagle is taking advantage of what the firm views as this mispricing opportunity to invest in companies it believes have solid growth expectations and reasonable prices. Eagle is purchasing companies awash in free cash flow with very high operating margins and low capital spending, thereby leading to a high corporate savings rate. Eagle is maintaining positions in: technology stocks; capital spending, industrial-type stocks; and what it believes are some merger targets. Though it is no sure thing that spending will come back from low levels, Eagle believes the stocks that its portion of the Fund owns are selling at attractive valuations. And, in Eagle's opinion, the current low-growth macroeconomic climate may just be the catalyst to refocus investors' attention on those stocks that really have the potential to grow.

OLD MUTUAL STRATEGIC SMALL COMPANY FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2010

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	12/31/96	(0.95)%	9.76%	0.05%	(1.50)%	6.03%
Class A with load	07/31/03	(6.73)%	3.12%	(1.36)%	n/a	2.99%
Class A without load	07/31/03	(1.08)%	9.41%	(0.18)%	n/a	3.85%
Institutional Class	12/20/06[1]	(0.95)%	9.95%	n/a	n/a	(2.92)%
Russell 2000 Growth Index	12/31/96	2.43%	14.79%	2.35%	(0.13)%	3.34%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from regulatory settlements. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative indexes can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

As of January 1, 2006, certain of the Fund's assets began to be managed by sub-advisers different than the Fund's former adviser, and the Fund's former adviser became a sub-adviser to the Fund. In addition, effective following the close of business on February 27, 2009, the Fund's former co-sub-adviser was replaced with Ashfield Capital Partners, LLC. As a result, the Fund's performance prior to these dates may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 27, 2010 prospectus as supplemented through September 1, 2010) are 1.74% and 1.30%; 3.18% and 1.55%; and 1.14% and 1.05%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 2000 to an investment made in unmanaged securities indexes on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2010 — % of Total Fund Investments



Description	Shares	Value (000)
Common Stock — 97.9%		
Advertising Agencies — 0.1%		
MDC Partners	8,902	$ 119
Total Advertising Agencies		119
Aerospace/Defense — 0.8%		
Teledyne Technologies*	10,160	404
TransDigm Group	6,596	409
Total Aerospace/Defense		813
Aerospace/Defense-Equipment — 0.7%		
Heico	11,240	513
Triumph Group	2,342	175
Total Aerospace/Defense-Equipment		688
Airlines — 0.6%		
Alaska Air Group*	3,164	161
Copa Holdings, Cl A	7,957	429
Total Airlines		590
Alternative Waste Technologies — 0.4%		
Calgon Carbon*	25,263	366
Total Alternative Waste Technologies		366
Apparel Manufacturers — 1.3%		
G-III Apparel Group*	12,720	399
Oxford Industries	9,655	230
Under Armour, Cl A*	11,169	503
VF	2,315	188
Total Apparel Manufacturers		1,320
Applications Software — 1.9%		
NetSuite*	17,507	413
Progress Software*	22,868	757
Quest Software*	27,954	687
Total Applications Software		1,857
Auction House/Art Dealer — 0.6%		
Sotheby's	17,246	635
Total Auction House/Art Dealer		635
Auto Repair Centers — 0.8%		
Monro Muffler Brake	16,354	754
Total Auto Repair Centers		754
Auto/Truck Parts & Equipment-Original — 0.7%		
Amerigon*	17,261	178
Modine Manufacturing*	23,585	306
Tenneco*	8,409	244
Total Auto/Truck Parts & Equipment-Original		728
Auto-Medium & Heavy Duty Trucks — 0.4%		
Oshkosh*	16,020	441
Total Auto-Medium & Heavy Duty Trucks		441

Description	Shares	Value (000)
Batteries/Battery Systems — 0.4%		
EnerSys*	14,465	$ 361
Total Batteries/Battery Systems		361
Broadcast Services/Programming — 0.6%		
Acacia Research – Acacia Technologies*	33,420	588
Total Broadcast Services/Programming		588
Building & Construction-Miscellaneous — 0.4%		
Insituform Technologies, Cl A*	16,560	400
Total Building & Construction-Miscellaneous		400
Building-Mobile Home/Manufactured Housing — 0.3%		
Thor Industries	10,054	336
Total Building-Mobile Home/ Manufactured Housing		336
Cellular Telecommunications — 0.3%		
Syniverse Holdings*	14,355	325
Total Cellular Telecommunications		325
Chemicals-Diversified — 0.9%		
Olin	21,138	426
Solutia*	30,965	496
Total Chemicals-Diversified		922
Chemicals-Specialty — 1.5%		
Albemarle	6,745	316
Balchem	11,914	368
NewMarket	4,795	545
Stepan	3,535	209
Total Chemicals-Specialty		1,438
Circuit Boards — 0.4%		
TTM Technologies*	44,515	436
Total Circuit Boards		436
Coffee — 0.6%		
Green Mountain Coffee Roasters*	20,075	626
Total Coffee		626
Commercial Banks-Southern US — 0.9%		
Cardinal Financial	47,532	457
First Citizens BancShares, Cl A	2,120	393
Total Commercial Banks-Southern US		850
Commercial Services — 0.7%		
HMS Holdings*	11,279	665
Total Commercial Services		665
Commercial Services-Finance — 0.5%		
Dollar Financial*	11,327	236
SEI Investments	14,175	288
Total Commercial Services-Finance		524

Schedule of Investments

As of September 30, 2010 (Unaudited)

Description	Shares	Value (000)
Computer Graphics — 0.4%		
Monotype Imaging Holdings*	40,208	$ 368
Total Computer Graphics		368
Computer Services — 1.0%		
iGate	25,399	461
IHS, Cl A*	4,981	339
VanceInfo Technologies ADR*	6,709	217
Total Computer Services		1,017
Computers-Integrated Systems — 0.4%		
Riverbed Technology*	8,193	373
Total Computers-Integrated Systems		373
Computers-Memory Devices — 1.0%		
Netezza*	23,363	630
Smart Modular Technologies WWH*	65,340	394
Total Computers-Memory Devices		1,024
Consulting Services — 1.2%		
Advisory Board*	7,616	336
FTI Consulting*	14,115	490
Gartner*	10,666	314
Total Consulting Services		1,140
Containers-Metal/Glass — 0.9%		
Crown Holdings*	7,525	216
Greif, Cl A	10,709	630
Total Containers-Metal/Glass		846
Containers-Paper/Plastic — 0.4%		
Rock-Tenn, Cl A	7,981	398
Total Containers-Paper/Plastic		398
Data Processing/Management — 0.2%		
Fiserv*	4,565	246
Total Data Processing/Management		246
Dental Supplies & Equipment — 1.0%		
Align Technology*	49,982	979
Total Dental Supplies & Equipment		979
Distribution/Wholesale — 0.4%		
WESCO International*	11,185	439
Total Distribution/Wholesale		439
Diversified Manufacturing Operations — 2.4%		
Actuant, Cl A	30,219	694
AZZ	9,280	398
ESCO Technologies	9,906	329
Griffon*	31,881	389
Leggett & Platt	9,390	214
Matthews International	11,029	390
Total Diversified Manufacturing Operations		2,414

Description	Shares	Value (000)
Drug Delivery Systems — 0.2%		
Nektar Therapeutics*	11,761	$ 174
Total Drug Delivery Systems		174
E-Commerce/Products — 0.4%		
Shutterfly*	9,451	246
US Auto Parts Network*	18,652	153
Total E-Commerce/Products		399
E-Commerce/Services — 0.3%		
OpenTable*	4,061	276
Total E-Commerce/Services		276
Educational Software — 0.4%		
Blackboard*	11,255	406
Total Educational Software		406
Electric Products-Miscellaneous — 0.6%		
AMETEK	6,550	313
GrafTech International*	16,689	261
Total Electric Products-Miscellaneous		574
Electric-Distribution — 0.2%		
EnerNOC*	5,405	170
Total Electric-Distribution		170
Electric-Transmission — 0.3%		
ITC Holdings	4,872	303
Total Electric-Transmission		303
Electronic Components-Miscellaneous — 1.5%		
OSI Systems*	12,770	464
Plexus*	35,176	1,032
Total Electronic Components-Miscellaneous		1,496
Electronic Components-Semiconductors — 4.6%		
Applied Micro Circuits*	20,259	203
Cavium Networks*	12,275	353
Diodes*	19,274	329
Entropic Communications*	75,109	721
Integrated Silicon Solution*	42,985	370
Microchip Technology	5,680	179
Mindspeed Technologies*	30,630	238
Netlogic Microsystems*	20,376	562
Rovi*	8,470	427
Skyworks Solutions*	34,249	708
Spreadtrum Communications ADR*	40,270	486
Total Electronic Components-Semiconductors		4,576
Electronic Connectors — 0.2%		
Amphenol, Cl A	4,525	222
Total Electronic Connectors		222

Description	Shares	Value (000)
Electronic Design Automation — 0.4%		
Synopsys*	14,130	$ 350
Total Electronic Design Automation		350
Electronic Security Devices — 0.3%		
American Science & Engineering	4,402	324
Total Electronic Security Devices		324
E-Marketing/Information — 1.1%		
comScore*	10,610	250
Constant Contact*	2,516	54
Liquidity Services*	21,507	344
QuinStreet*	9,247	139
ValueClick*	25,755	337
Total E-Marketing/Information		1,124
Energy-Alternate Sources — 0.5%		
Trina Solar ADR*	14,748	445
Total Energy-Alternate Sources		445
Engines-Internal Combustion — 0.3%		
Briggs & Stratton	17,015	323
Total Engines-Internal Combustion		323
Enterprise Software/Services — 1.1%		
MedAssets*	31,205	657
Ultimate Software Group*	11,240	434
Total Enterprise Software/Services		1,091
E-Services/Consulting — 0.8%		
GSI Commerce*	15,110	373
Sapient	37,878	453
Total E-Services/Consulting		826
Filtration/Separation Products — 0.8%		
Polypore International*	27,261	822
Total Filtration/Separation Products		822
Finance-Consumer Loans — 1.3%		
Encore Capital Group*	7,125	128
Portfolio Recovery Associates*	16,159	1,045
SLM*	5,790	67
Total Finance-Consumer Loans		1,240
Finance-Credit Card — 0.2%		
Discover Financial Services	10,515	175
Total Finance-Credit Card		175
Finance-Investment Banker/Broker — 0.8%		
Evercore Partners, Cl A	18,879	540
Oppenheimer Holdings, Cl A	9,410	263
Total Finance-Investment Banker/Broker		803

Description	Shares	Value (000)
Finance-Other Services — 0.6%		
Higher One Holdings*	20,051	$ 331
IntercontinentalExchange*	2,895	303
Total Finance-Other Services		634
Food-Baking — 0.4%		
Flowers Foods	16,730	416
Total Food-Baking		416
Food-Canned — 0.1%		
TreeHouse Foods*	1,873	86
Total Food-Canned		86
Food-Miscellaneous/Diversified — 0.4%		
Lance	16,440	350
Total Food-Miscellaneous/Diversified		350
Food-Wholesale/Distribution — 0.3%		
United Natural Foods*	9,283	308
Total Food-Wholesale/Distribution		308
Footwear & Related Apparel — 1.6%		
Steven Madden*	20,305	834
Wolverine World Wide	26,524	769
Total Footwear & Related Apparel		1,603
Gas-Distribution — 0.4%		
UGI	14,341	410
Total Gas-Distribution		410
Hotels & Motels — 0.3%		
Home Inns & Hotels Management ADR*	5,673	280
Total Hotels & Motels		280
Human Resources — 0.9%		
51job ADR*	3,290	123
Emergency Medical Services, Cl A*	6,651	354
Korn/Ferry International*	25,325	419
Total Human Resources		896
Industrial Audio & Video Products — 0.9%		
Dolby Laboratories, Cl A*	4,119	234
Imax*	22,275	376
Sonic Solutions*	22,069	251
Total Industrial Audio & Video Products		861
Industrial Automation/Robot — 0.3%		
Cognex	10,280	276
Total Industrial Automation/Robot		276
Instruments-Scientific — 0.7%		
FEI*	33,705	660
Total Instruments-Scientific		660

SCHEDULE OF INVESTMENTS

As of September 30, 2010 (Unaudited)

Description	Shares	Value (000)
Insurance Brokers — 0.4%		
CNinsure ADR	14,865	$ 347
Total Insurance Brokers		347
Internet Application Software — 0.3%		
Art Technology Group*	74,670	308
Total Internet Application Software		308
Internet Content-Information Networks — 0.2%		
Dice Holdings*	11,957	101
Travelzoo*	4,177	107
Total Internet Content-Information Networks		208
Internet Infrastructure Software — 0.3%		
AsiaInfo Holdings*	14,735	291
Total Internet Infrastructure Software		291
Lasers-Systems/Components — 0.5%		
Coherent*	11,495	460
Total Lasers-Systems/Components		460
Machinery-Electrical — 0.3%		
Baldor Electric	8,001	323
Total Machinery-Electrical		323
Machinery-General Industry — 2.4%		
Applied Industrial Technologies	13,025	399
Chart Industries*	22,390	456
IDEX	29,735	1,056
Roper Industries	3,950	257
Tennant	7,090	219
Total Machinery-General Industry		2,387
Medical Information Systems — 0.6%		
athenahealth*	18,710	618
Total Medical Information Systems		618
Medical Instruments — 1.4%		
Bruker*	35,380	496
St. Jude Medical*	8,795	346
Thoratec*	15,476	572
Total Medical Instruments		1,414
Medical Labs & Testing Services — 0.3%		
Laboratory Corp of America Holdings*	3,435	269
Total Medical Labs & Testing Services		269
Medical Products — 1.9%		
American Medical Systems Holdings*	22,896	448
Hanger Orthopedic Group*	18,190	264
Hospira*	2,990	170
Orthofix International*	12,449	391
Zoll Medical*	17,477	564
Total Medical Products		1,837

Description	Shares	Value (000)
Medical-Biomedical/Genetic — 1.7%		
Bio-Rad Laboratories, Cl A*	5,625	$ 509
Emergent Biosolutions*	42,980	742
Martek Biosciences*	17,533	397
Total Medical-Biomedical/Genetic		1,648
Medical-Drugs — 0.2%		
Valeant Pharmaceuticals International	9,475	237
Total Medical-Drugs		237
Medical-Generic Drugs — 0.4%		
Impax Laboratories*	21,445	425
Total Medical-Generic Drugs		425
Medical-Outpatient/Home Medical — 0.7%		
Air Methods*	5,859	244
Almost Family*	5,796	172
Gentiva Health Services*	13,570	297
Total Medical-Outpatient/Home Medical		713
Metal Processors & Fabricators — 0.2%		
Ladish*	6,815	212
Total Metal Processors & Fabricators		212
Miscellaneous Manufacturing — 0.2%		
Trimas*	10,215	152
Total Miscellaneous Manufacturing		152
Motion Pictures & Services — 0.5%		
DreamWorks Animation SKG, Cl A*	15,902	507
Total Motion Pictures & Services		507
Multilevel Direct Selling — 0.3%		
Nu Skin Enterprises	11,685	337
Total Multilevel Direct Selling		337
Networking Products — 2.0%		
Acme Packet*	10,134	384
Atheros Communications*	10,348	273
LogMeIn*	24,394	878
Netgear*	16,575	448
Total Networking Products		1,983
Non-Ferrous Metals — 0.4%		
Brush Engineered Materials*	12,390	352
Total Non-Ferrous Metals		352
Non-Hazardous Waste Disposal — 0.4%		
Waste Connections*	10,991	436
Total Non-Hazardous Waste Disposal		436
Oil & Gas Drilling — 0.3%		
Rowan*	10,643	323
Total Oil & Gas Drilling		323

Description	Shares	Value (000)
Oil Companies-Exploration & Production — 2.4%		
Atlas Energy*	14,173	$ 406
Brigham Exploration*	14,131	265
Northern Oil and Gas*	10,745	182
Oasis Petroleum*	44,868	869
Rosetta Resources*	14,355	337
Whiting Petroleum*	2,990	286
Total Oil Companies-Exploration & Production		2,345
Oil Field Machinery & Equipment — 0.4%		
Dresser-Rand Group*	11,255	415
Total Oil Field Machinery & Equipment		415
Oil-Field Services — 1.3%		
CARBO Ceramics	8,354	677
Tesco*	46,965	565
Total Oil-Field Services		1,242
Paper & Related Products — 0.8%		
Buckeye Technologies	33,700	496
Rayonier	4,990	250
Total Paper & Related Products		746
Pharmacy Services — 0.7%		
Catalyst Health Solutions*	12,725	448
SXC Health Solutions*	6,286	229
Total Pharmacy Services		677
Physician Practice Management — 1.4%		
IPC The Hospitalist*	30,149	824
Mednax*	10,905	581
Total Physician Practice Management		1,405
Power Conversion/Supply Equipment — 0.5%		
Hubbell, Cl B	9,139	464
Total Power Conversion/Supply Equipment		464
Property/Casualty Insurance — 2.3%		
Amerisafe*	23,960	450
Employers Holdings	10,710	169
Enstar Group*	5,420	393
Hanover Insurance Group	10,400	489
ProAssurance*	8,125	468
Wesco Financial	950	340
Total Property/Casualty Insurance		2,309
Publishing-Books — 0.8%		
John Wiley & Sons, Cl A	18,931	773
Total Publishing-Books		773
Reinsurance — 0.8%		
Allied World Assurance Holdings	10,302	583
Reinsurance Group of America	5,265	254
Total Reinsurance		837

Description	Shares	Value (000)
REITs-Apartments — 0.2%		
Associated Estates Realty	12,552	$ 175
Total REITs-Apartments		175
REITs-Diversified — 0.5%		
DuPont Fabros Technology	17,865	449
Total REITs-Diversified		449
REITs-Hotels — 0.7%		
Ashford Hospitality Trust*	39,240	355
LaSalle Hotel Properties	14,715	344
Total REITs-Hotels		699
Rental Auto/Equipment — 0.4%		
United Rentals*	29,325	435
Total Rental Auto/Equipment		435
Research&Development — 0.4%		
Parexel International*	17,741	410
Total Research&Development		410
Retail-Apparel/Shoes — 1.1%		
Express*	15,836	241
Finish Line, Cl A	23,065	321
Guess?	4,581	186
Gymboree*	8,112	337
Total Retail-Apparel/Shoes		1,085
Retail-Automobile — 1.1%		
America's Car-Mart*	7,040	177
Group 1 Automotive*	22,704	678
Lithia Motors, Cl A	21,635	207
Total Retail-Automobile		1,062
Retail-Discount — 0.5%		
99 Cents Only Stores*	23,605	446
Total Retail-Discount		446
Retail-Fabric Store — 0.4%		
Jo-Ann Stores*	9,195	410
Total Retail-Fabric Store		410
Retail-Home Furnishings — 0.5%		
Pier 1 Imports*	55,345	453
Total Retail-Home Furnishings		453
Retail-Pawn Shops — 0.7%		
Ezcorp, Cl A*	18,630	373
First Cash Financial Services*	10,400	289
Total Retail-Pawn Shops		662

SCHEDULE OF INVESTMENTS

As of September 30, 2010 (Unaudited)

Description	Shares	Value (000)
Retail-Perfumes&Cosmetics — 0.4%		
Ulta Salon Cosmetics & Fragrance*	12,524	$ 366
Total Retail-Perfumes&Cosmetics		366
Retail-Restaurants — 2.0%		
BJ's Restaurants*	12,786	360
Buffalo Wild Wings*	23,589	1,130
Texas Roadhouse*	32,685	459
Total Retail-Restaurants		1,949
Retail-Sporting Goods — 0.3%		
Hibbett Sports*	9,730	243
Total Retail-Sporting Goods		243
Retail-Vitamins/Nutrition Supplements — 0.5%		
Vitamin Shoppe*	19,187	527
Total Retail-Vitamins/Nutrition Supplements		527
Satellite Telecommunications — 0.3%		
GeoEye*	6,550	265
Total Satellite Telecommunications		265
Schools — 0.2%		
National American University Holdings	23,990	161
Total Schools		161
Semiconductor Components-Integrated Circuits — 2.3%		
Anadigics*	40,340	246
Atmel*	38,664	308
Cirrus Logic*	41,985	749
Emulex*	38,551	402
Standard Microsystems*	8,970	205
TriQuint Semiconductor*	32,181	309
Total Semiconductor Components-Integrated Circuits		2,219
Semiconductor Equipment — 2.0%		
Amtech Systems*	12,650	227
Entegris*	78,795	368
Kulicke & Soffa Industries*	58,455	362
MKS Instruments*	18,440	332
Nanometrics*	26,485	399
Veeco Instruments*	9,455	330
Total Semiconductor Equipment		2,018
Telecommunications Equipment — 1.5%		
Anaren Inc	13,840	232
CommScope*	14,545	345
Plantronics	27,490	929
Total Telecommunications Equipment		1,506

Description	Shares	Value (000)
Telecommunications Equipment-Fiber Optics — 1.8%		
Finisar*	37,133	$ 698
Harmonic*	24,205	167
IPG Photonics*	8,514	206
Oclaro*	30,040	481
Sycamore Networks*	6,207	201
Total Telecommunications Equipment-Fiber Optics		1,753
Theaters — 1.0%		
Cinemark Holdings	26,267	423
National CineMedia	30,892	553
Total Theaters		976
Therapeutics — 0.1%		
Onyx Pharmaceuticals*	5,260	139
Total Therapeutics		139
Tools-Hand Held — 0.3%		
Snap-On	5,674	264
Total Tools-Hand Held		264
Transactional Software — 0.5%		
VeriFone Holdings*	15,413	479
Total Transactional Software		479
Transport-Services — 0.7%		
HUB Group, Cl A*	14,916	436
Pacer International*	49,650	300
Total Transport-Services		736
Travel Services — 0.5%		
Interval Leisure Group*	37,680	508
Total Travel Services		508
Veterinary Diagnostics — 0.2%		
Neogen Corp	5,824	197
Total Veterinary Diagnostics		197
Virtual Reality Products — 0.3%		
RealD*	15,377	284
Total Virtual Reality Products		284
Water — 0.3%		
Pico Holdings*	9,735	291
Total Water		291
Wire & Cable Products — 0.2%		
Fushi Copperweld*	22,480	195
Total Wire & Cable Products		195

Description	Shares	Value (000)
Wireless Equipment — 0.4%		
Aruba Networks*	19,625	$ 419
Total Wireless Equipment		419
Total Common Stock (Cost $82,633)		**96,706**
Investment Company — 0.9%		
Growth-Small Cap — 0.9%		
iShares Russell 2000 Growth Index Fund	12,499	934
Total Growth-Small Cap		934
Total Investment Company (Cost $832)		**934**
Affiliated Mutual Fund — 1.3%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.10% (A)	1,255,431	1,255
Total Affiliated Mutual Fund (Cost $1,255)		**1,255**
Total Investments — 100.1% (Cost $84,720)		**98,895**
Other Assets and Liabilities, Net — (0.1)%		**(87)**
Total Net Assets — 100.0%		**$ 98,808**

For descriptions of abbreviations and footnotes, please refer to page 89.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$96,706	$—	$—	$96,706
Investment Company	934	—	—	934
Affiliated Mutual Fund	1,255	—	—	1,255
Total Investments	**$98,895**	**$—**	**$—**	**$98,895**

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL TS&W MID-CAP VALUE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Thompson, Siegel & Walmsley LLC

Performance Highlights

• *For the six-month period ended September 30, 2010, the Old Mutual TS&W Mid-Cap Value Fund outperformed its benchmark, the Russell Midcap Value Index. The Fund's Institutional Class shares posted a 1.64% return versus a 1.40% return for the Index.*

• *The top contributors to Fund performance were the information technology, materials and utilities sectors. The top detractors from Fund performance were the consumer discretionary and industrials sectors.*

• *Stocks that contributed to the Fund's performance included human resources firm Hewitt Associates, online travel service company Expedia, and fertilizer company CF Industries Holdings.*

• *Among the top detractors from the Fund's performance were hard-drive designer and manufacturer Western Digital, tax preparation company H&R Block, and discount clothing retailer Aeropostale.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2010, the Old Mutual TS&W Mid-Cap Value Fund (the "Fund") outperformed its benchmark, the Russell Midcap Value Index (the "Index"). The Fund's Institutional Class shares posted a 1.64% return versus a 1.40% return for the Index. Performance for all share classes can be found on page 46.

Q. What investment environment did the Fund face during the past period?

A. The U.S. has continued on a bumpy path to modest economic recovery. Domestic stocks have faced a "risk on/risk off" environment for several quarters, with investors either seeking risk or avoiding it. The past six months typify this pattern. During the second quarter, the Index posted a decline of -9.57% ("risk off") only to rebound with a return of 12.13% ("risk on") the next quarter. Mid-capitalization stocks generally outperformed the broad market, though value stocks trailed.

As bond yields declined, investors sought out high-yielding stocks in sectors like utilities. The sector was the largest performance driver in the Index, as it is the second-largest sector in the Index and outperformed in both the down and up legs of the six-month period.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund generated outperformance on the basis of stock selection. The top contributors to Fund performance were the information technology, materials and utilities sectors. The Fund owned several names in the materials sector that benefited from an uptick in agricultural prices and increased demand for fertilizers. The Fund's utilities holdings were up as investors bid up shares sporting high yields. The top detractors from Fund performance were the consumer discretionary and industrials sectors. Selection was poor in the consumer discretionary sector as several stocks ranked among the worst performers for the period.

Q. How did portfolio composition affect Fund performance?

A. Stocks that contributed to the Fund's performance included human resources firm Hewitt Associates, online travel service company Expedia, and fertilizer company CF Industries Holdings. Hewitt Associates is a leading provider of human resources outsourcing and consulting services that was acquired by global reinsurance firm, Aon, at an attractive premium. Expedia's stock appreciated as online booking volumes continued to improve. Shares of CF Industries Holdings rallied after the company completed the acquisition of its competitor, Terra Industries (a former Fund holding). Additionally, growth in the agriculture industry has been fueled by increased global demand for food, especially as emerging markets develop a more westernized diet.

Among the top detractors from the Fund's performance were hard-drive designer and manufacturer Western Digital, tax preparation company H&R Block, and discount clothing retailer Aeropostale. Shares of Western Digital declined on concerns regarding the outlook for PC demand. H&R Block, the world's largest tax preparation business, came under pressure due to concerns regarding potential costs tied to its defunct mortgage business. Aeropostale's stock declined due to pricing pressure from competitors (*e.g.*, Abercrombie and Fitch) that drastically reduced prices to move old inventory.

Q. What is the investment outlook for the mid-cap value equity market?

A. The deleveraging process in the public and private sectors continues to create operating challenges for corporate America. Thompson, Siegel & Walmsley LLC ("TS&W") believes its emphasis on investing in companies with attractive valuation and improving fundamentals is well suited to the opportunities available in this environment.

Fund structure will continue to be driven by TS&W's process of identifying stocks with a compelling risk/reward ratio. Some of TS&W's current areas of interest are companies focused on information and content delivery, and stocks within the consumer staples sector. TS&W is looking at the rapid changes in the delivery of voice, data and video, as well as new devices including tablets and smartphones. TS&W also notes consumer staples stocks appear attractive based on their stable growth patterns, but valuations are a challenge at present.

*Top Ten Holdings
as of September 30, 2010**

Sempra Energy	3.2%
CenterPoint Energy	3.0%
Lender Processing Services	2.9%
CMS Energy	2.9%
AmerisourceBergen	2.8%
HCC Insurance Holdings	2.7%
PG&E	2.4%
Forest Laboratories	2.3%
Annaly Capital Management	2.3%
Foster Wheeler	2.3%
As a % of Total Fund Investments	26.8%

* Excludes short-term affiliated mutual fund.

TS&W Mid-Cap Value Fund

Old Mutual TS&W Mid-Cap Value Fund — continued

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of September 30, 2010

	Inception Date	6 Month Return	1 Year Return	Annualized Inception to Date
Class Z	12/09/08	1.64%	9.19%	18.15%
Class A with load	06/04/07	(4.44)%	2.66%	(8.03)%
Class A without load	06/04/07	1.40%	8.96%	(6.38)%
Institutional Class	06/04/07	1.64%	9.28%	(5.96)%
Russell Midcap Value Index	06/04/07	1.40%	16.93%	(6.38)%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 27, 2010 prospectus as supplemented through September 1, 2010) are 1.39% and 1.13%; 1.95% and 1.41%; and 1.07% and 1.01%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of June 4, 2007 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2010 — % of Total Fund Investments



Schedule of Investments

As of September 30, 2010 (Unaudited)

Description	Shares	Value (000)
Common Stock — 93.4%		
Aerospace/Defense-Equipment — 0.7%		
Alliant Techsystems*	27,350	$ 2,062
Total Aerospace/Defense-Equipment		2,062
Agricultural Chemicals — 1.6%		
CF Industries Holdings	46,100	4,403
Total Agricultural Chemicals		4,403
Apparel Manufacturers — 0.5%		
VF	16,900	1,369
Total Apparel Manufacturers		1,369
Auto-Medium & Heavy Duty Trucks — 1.7%		
Oshkosh*	171,900	4,727
Total Auto-Medium & Heavy Duty Trucks		4,727
Beverages-Non-Alcoholic — 2.2%		
CocaCola Enterprises	198,100	6,141
Total Beverages-Non-Alcoholic		6,141
Chemicals-Specialty — 1.0%		
Lubrizol	24,900	2,639
Total Chemicals-Specialty		2,639
Commercial Services-Finance — 4.1%		
H&R Block	254,900	3,301
Lender Processing Services	239,200	7,949
Total Commercial Services-Finance		11,250
Computers-Memory Devices — 2.1%		
SanDisk*	60,000	2,199
Western Digital*	127,600	3,622
Total Computers-Memory Devices		5,821
Consulting Services — 2.6%		
SAIC*	261,900	4,185
Towers Watson, Cl A	59,500	2,926
Total Consulting Services		7,111
Containers-Metal/Glass — 1.8%		
Crown Holdings*	132,700	3,803
OwensIllinois*	45,900	1,288
Total Containers-Metal/Glass		5,091
Containers-Paper/Plastic — 2.3%		
Bemis	149,600	4,750
Packaging Corp of America	73,700	1,708
Total Containers-Paper/Plastic		6,458
Data Processing/Management — 1.4%		
Fidelity National Information Services	143,086	3,882
Total Data Processing/Management		3,882

Description	Shares	Value (000)
Diversified Manufacturing Operations — 1.5%		
ITT	86,200	$ 4,037
Total Diversified Manufacturing Operations		4,037
E-Commerce/Services — 2.2%		
Expedia	210,700	5,944
Total E-Commerce/Services		5,944
Electric-Integrated — 6.8%		
CMS Energy	432,100	7,786
OGE Energy	115,700	4,613
PG&E	143,200	6,504
Total Electric-Integrated		18,903
Electronic Components-Miscellaneous — 1.8%		
Garmin	164,000	4,977
Total Electronic Components-Miscellaneous		4,977
Electronic Components-Semiconductors — 1.5%		
Micron Technology*	295,700	2,132
Skyworks Solutions*	98,900	2,045
Total Electronic Components-Semiconductors		4,177
Engineering/R&D Services — 3.0%		
EMCOR Group*	83,300	2,048
Foster Wheeler*	251,900	6,161
Total Engineering/R&D Services		8,209
Finance-Investment Banker/Broker — 1.6%		
TD Ameritrade Holding*	271,500	4,385
Total Finance-Investment Banker/Broker		4,385
Financial Guarantee Insurance — 0.6%		
MGIC Investment*	170,200	1,571
Total Financial Guarantee Insurance		1,571
Food-Miscellaneous/Diversified — 0.5%		
Ralcorp Holdings*	23,000	1,345
Total Food-Miscellaneous/Diversified		1,345
Gas-Distribution — 7.6%		
CenterPoint Energy	508,650	7,996
NiSource	239,300	4,164
Sempra Energy	162,700	8,753
Total Gas-Distribution		20,913
Human Resources — 1.9%		
Hewitt Associates, Cl A*	103,285	5,209
Total Human Resources		5,209
Independent Power Producer — 0.5%		
NRG Energy*	63,200	1,316
Total Independent Power Producer		1,316

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Description	Shares	Value (000)
Insurance Brokers — 1.3%		
Willis Group Holdings	115,620	$ 3,563
Total Insurance Brokers		3,563
Internet Security — 1.0%		
Symantec*	179,900	2,729
Total Internet Security		2,729
Machinery-Construction & Mining — 0.7%		
Joy Global	28,400	1,997
Total Machinery-Construction & Mining		1,997
Medical Labs & Testing Services — 1.7%		
Quest Diagnostics	95,800	4,835
Total Medical Labs & Testing Services		4,835
Medical Products — 1.0%		
Hospira*	46,900	2,674
Total Medical Products		2,674
Medical-Drugs — 6.1%		
Cephalon*	54,400	3,397
Forest Laboratories*	204,200	6,316
King Pharmaceuticals*	361,900	3,604
Valeant Pharmaceuticals International	142,400	3,567
Total Medical-Drugs		16,884
Medical-Wholesale Drug Distributors — 2.8%		
AmerisourceBergen	251,800	7,720
Total Medical-Wholesale Drug Distributors		7,720
Motion Pictures & Services — 0.5%		
DreamWorks Animation SKG, Cl A*	40,200	1,283
Total Motion Pictures & Services		1,283
Non-Hazardous Waste Disposal — 1.5%		
Republic Services	134,215	4,092
Total Non-Hazardous Waste Disposal		4,092
Oil & Gas Drilling — 0.7%		
Noble	60,300	2,038
Total Oil & Gas Drilling		2,038
Oil Companies-Exploration & Production — 1.4%		
Petrohawk Energy*	75,200	1,214
Whiting Petroleum*	27,700	2,646
Total Oil Companies-Exploration & Production		3,860
Oil Field Machinery & Equipment — 2.0%		
Dresser-Rand Group*	152,200	5,615
Total Oil Field Machinery & Equipment		5,615

Description	Shares	Value (000)
Paper & Related Products — 1.7%		
Rayonier	95,600	$ 4,791
Total Paper & Related Products		4,791
Property/Casualty Insurance — 3.9%		
Arch Capital Group*	40,350	3,381
HCC Insurance Holdings	283,200	7,389
Total Property/Casualty Insurance		10,770
Real Estate Management/Services — 0.6%		
CB Richard Ellis Group, Cl A*	88,400	1,616
Total Real Estate Management/Services		1,616
Reinsurance — 1.4%		
PartnerRe	48,900	3,921
Total Reinsurance		3,921
REITs-Health Care — 1.7%		
Health Care REIT	97,000	4,592
Total REITs-Health Care		4,592
REITs-Mortgage — 2.3%		
Annaly Capital Management	356,300	6,271
Total REITs-Mortgage		6,271
Rental Auto/Equipment — 0.7%		
Hertz Global Holdings*	181,100	1,918
Total Rental Auto/Equipment		1,918
Retail-Apparel/Shoes — 3.0%		
Aeropostale*	208,350	4,844
Ross Stores	65,000	3,550
Total Retail-Apparel/Shoes		8,394
Retail-Consumer Electronics — 1.0%		
RadioShack	130,600	2,786
Total Retail-Consumer Electronics		2,786
Retail-Major Department Store — 2.0%		
TJX	126,800	5,659
Total Retail-Major Department Store		5,659
Satellite Telecommunications — 1.1%		
EchoStar, Cl A*	157,225	3,000
Total Satellite Telecommunications		3,000
Telephone-Integrated — 1.8%		
Windstream	396,500	4,873
Total Telephone-Integrated		4,873
Total Common Stock (Cost $229,496)		257,821

Description	Shares	Value (000)
Affiliated Mutual Fund — 4.9%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.10% (A)	13,522,806	$ 13,523
Total Affiliated Mutual Fund (Cost $13,523)		13,523
Total Investments — 98.3% (Cost $243,019)		271,344
Other Assets and Liabilities, Net — 1.7%		4,632
Total Net Assets — 100.0%		**$275,976**

For descriptions of abbreviations and footnotes, please refer to page 89.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$257,821	$—	$—	$257,821
Affiliated Mutual Fund	13,523	—	—	13,523
Total Investments	$271,344	$—	$—	$271,344

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

Old Mutual TS&W Small Cap Value Fund

Management Overview (Unaudited)

Sub-Adviser: Thompson, Siegel & Walmsley LLC

Performance Highlights

- *For the six-month period ended September 30, 2010, the Old Mutual TS&W Small Cap Value Fund underperformed its benchmark, the Russell 2000 Value Index. The Fund's Class Z shares posted a -4.88% return versus a -1.90% return for the Index.*

- *The financials sector was the Fund's best-performing sector on a relative basis. Selection was also strong in the utilities sector, though an underweight to it detracted from performance. The largest detractors were selection in the materials and consumer discretionary sectors.*

- *Stocks that contributed to the Fund's performance included managed care provider HealthSpring, rental car supplier Dollar Thrifty Automotive Group (no longer a Fund holding), and business software maker TIBCO Software (no longer a Fund holding).*

- *Among the top detractors from Fund performance were in-home health care provider Amedisys, designer jean maker and distributor True Religion Apparel, and education provider Corinthian Colleges.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2010, the Old Mutual TS&W Small Cap Value Fund (the "Fund") underperformed its benchmark, the Russell 2000 Value Index (the "Index"). The Fund's Class Z shares posted a -4.88% return versus a -1.90% return for the Index. Performance for all share classes can be found on page 52.

Q. What investment environment did the Fund face during the past period?

A. The U.S. has continued on a bumpy path to modest economic recovery. Domestic stocks have faced a "risk on/risk off" environment for several quarters, with investors either seeking risk or avoiding it. The past six months typify this pattern. During the second quarter, the Index posted a decline of -10.60% ("risk off") only to rebound with a return of 9.72% ("risk on") in the third quarter. Small-capitalization stock performance was mixed, with growth stocks posting positive returns, while value stocks retreated.

Bonds rallied and as their yields declined, investors sought out high-yielding stocks in sectors like utilities. The utilities sector was the best performer in the Index and outperformed in both the down and up legs of the six-month period. The financials sector, by far the largest sector in the Index, was a significant drag on Index performance, as banks continued to close and commercial real estate vacancies continued to rise.

Q. Which market factors influenced the Fund's relative performance?

A. The financials sector was the Fund's best-performing sector on a relative basis. The Fund combined strong stock selection with a maximum underweight in the sector to generate the relative performance. Selection was also strong in the utilities sector, though an underweight to this sector detracted from performance. The largest detractors were in the materials and consumer discretionary sectors, both of which were due to stock selection issues.

Q. How did portfolio composition affect Fund performance?

A. Stocks that contributed to the Fund's performance included managed care provider HealthSpring, rental car supplier Dollar Thrifty Automotive Group (no longer a Fund holding), and business software maker TIBCO Software (no longer a Fund holding). HealthSpring's stock appreciated after the company announced the acquisition of privately held health care firm, Bravo Health, which was perceived to be accretive. Dollar Thrifty Automotive Group — operating under the Dollar Rent A Car and Thrifty Car Rental brand names — was sold after Hertz sought to acquire the company at an attractive premium. TIBCO Software posted earnings results ahead of expectations and raised guidance for the year, as businesses continued to invest in information technology. Thompson, Siegel & Walmsley LLC ("TS&W") eliminated the position based on margin concerns and TS&W's view that the stock had reached its full valuation.

Among the top detractors from Fund performance were in-home health care provider Amedisys, designer jean maker and distributor True Religion Apparel, and education provider Corinthian Colleges. Shares of Amedisys came under pressure as the company dealt with a federal investigation sparked by a *Wall Street Journal* article questioning the business practices of the entire industry. True Religion Apparel continued to benefit from the return of the consumer — reporting a 20% increase in sales and a 10% jump in profits, while remaining debt free. Despite being fundamentally solid, the stock sold off among other high-end retailers during the quarter. Additionally, the company was hurt by a strong U.S. dollar earlier in the year, as the company expanded its retail operations across Europe. Corinthian Colleges is one of the largest for-profit, post-secondary education providers in the U.S., and its stock came under pressure as a result of regulatory concerns regarding whether the U.S. Department of Education will continue to provide the same level of financial aid for students at for-profit schools.

Q. What is the investment outlook for the small-cap value equity market?

A. TS&W believes that structural problems in the economy, especially excess leverage, continue to inhibit growth. In this environment, TS&W believes the Fund will be advantaged by its superior growth characteristics relative to the Index average. TS&W remains cautious and conscious of the potential for further reversals and strives to maintain a valuation discount versus the Index.

Fund structure is driven by TS&W's stock selection process, which emphasizes inexpensive companies experiencing sustainable positive change. TS&W seeks to overweight economic sectors where this process uncovers concentrations of such companies, and underweight the sectors where they are scarce.

Looking ahead, TS&W anticipates intriguing opportunities in the restaurant industry. TS&W believes the industry appears attractive with many acquisition targets for financial buyers, and merger and acquisition activity has already started to perk up.

Top Ten Holdings as of September 30, 2010*	
HealthSpring	1.8%
Carter's	1.7%
LaSalle Hotel Properties	1.6%
Atlas Air Worldwide Holdings	1.6%
Cleco	1.6%
SVB Financial Group	1.6%
Cash America International	1.6%
Andersons	1.6%
Actuant, Cl A	1.5%
EnerSys	1.5%
As a % of Total Fund Investments	16.1%

* Excludes short-term affiliated mutual fund.

OLD MUTUAL TS&W SMALL CAP VALUE FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2010

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	07/31/00	(4.88)%	4.99%	(0.02)%	9.85%	10.81%
Class A with load	07/31/03	(10.50)%	(1.31)%	(1.45)%	n/a	6.94%
Class A without load	07/31/03	(5.05)%	4.71%	(0.27)%	n/a	7.83%
Institutional Class	12/09/08	(4.86)%	5.21%	n/a	n/a	14.95%
Russell 2000 Value Index	07/31/00	(1.90)%	11.84%	(0.73)%	7.72%	7.99%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

* Data prior to the Fund's inception on July 25, 2003 includes performance of a predecessor fund whose inception date was July 31, 2000. The predecessor fund was managed by TS&W and had investment goals, strategies and policies that were substantially similar to the Fund. However, the predecessor fund was not registered under the Investment Company Act of 1940, as amended ("1940 Act"), nor was it subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code, and the Fund's performance prior to July 25, 2003 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75%. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 27, 2010 prospectus as supplemented through September 1, 2010) are 1.31% and 1.26%; 1.48% and 1.51%; and 1.17% and 1.11%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of July 31, 2000 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of September 30, 2010 — % of Total Fund Investments



Schedule of Investments

As of September 30, 2010 (Unaudited)

Description	Shares	Value (000)
Common Stock — 97.2%		
Aerospace/Defense-Equipment — 2.7%		
Curtiss-Wright	33,700	$ 1,021
Kaman	20,000	524
Orbital Sciences*	79,300	1,213
Total Aerospace/Defense-Equipment		2,758
Agricultural Operations — 1.6%		
Andersons	41,800	1,584
Total Agricultural Operations		1,584
Airlines — 1.0%		
Hawaiian Holdings*	178,400	1,069
Total Airlines		1,069
Apparel Manufacturers — 3.0%		
Carter's*	66,300	1,746
True Religion Apparel*	61,400	1,310
Total Apparel Manufacturers		3,056
Batteries/Battery Systems — 1.5%		
EnerSys*	62,200	1,553
Total Batteries/Battery Systems		1,553
Building Products-Doors & Windows — 0.3%		
Apogee Enterprises	35,700	327
Total Building Products-Doors & Windows		327
Casino Hotels — 0.7%		
Ameristar Casinos	38,200	667
Total Casino Hotels		667
Cellular Telecommunications — 0.8%		
Syniverse Holdings*	34,700	787
Total Cellular Telecommunications		787
Chemicals-Diversified — 2.2%		
Olin	54,100	1,091
Solutia*	70,300	1,126
Total Chemicals-Diversified		2,217
Chemicals-Plastics — 1.7%		
A Schulman	64,500	1,300
Spartech*	50,600	415
Total Chemicals-Plastics		1,715
Circuit Boards — 0.6%		
Multi-Fineline Electronix*	29,900	657
Total Circuit Boards		657

Description	Shares	Value (000)
Commercial Banks-Central US — 4.5%		
First Financial Bancorp	30,500	$ 509
First Financial Bankshares	8,700	409
Sterling Bancshares	251,350	1,350
Texas Capital Bancshares*	46,000	794
Wintrust Financial	47,100	1,526
Total Commercial Banks-Central US		4,588
Commercial Banks-Southern US — 1.5%		
Iberiabank	29,900	1,494
Total Commercial Banks-Southern US		1,494
Commercial Banks-Western US — 3.5%		
Columbia Banking System	66,100	1,299
SVB Financial Group*	38,200	1,617
Western Alliance Bancorp*	105,700	708
Total Commercial Banks-Western US		3,624
Commercial Services-Finance — 4.6%		
Coinstar*	28,500	1,225
Euronet Worldwide*	70,465	1,268
Net 1 UEPS Technologies*	72,800	841
Wright Express*	37,300	1,332
Total Commercial Services-Finance		4,666
Consulting Services — 0.5%		
FTI Consulting*	15,800	548
Total Consulting Services		548
Containers-Paper/Plastic — 1.3%		
Temple-Inland	68,700	1,282
Total Containers-Paper/Plastic		1,282
Data Processing/Management — 0.4%		
CSG Systems International	23,800	434
Total Data Processing/Management		434
Distribution/Wholesale — 1.4%		
MWI Veterinary Supply*	13,600	785
Watsco	12,300	685
Total Distribution/Wholesale		1,470
Diversified Manufacturing Operations — 1.5%		
Actuant, Cl A	68,300	1,568
Total Diversified Manufacturing Operations		1,568
E-Commerce/Products — 0.6%		
NutriSystem	32,700	629
Total E-Commerce/Products		629

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Description	Shares	Value (000)
Electric-Integrated — 2.8%		
Cleco	55,600	$ 1,647
Unisource Energy	34,900	1,167
Total Electric-Integrated		2,814
Electronic Components-Semiconductors — 0.6%		
International Rectifier*	30,500	643
Total Electronic Components-Semiconductors		643
Electronic Security Devices — 0.8%		
American Science & Engineering	11,700	862
Total Electronic Security Devices		862
E-Marketing/Information — 0.9%		
ValueClick*	73,900	967
Total EMarketing/Information		967
Enterprise Software/Services — 0.7%		
SYNNEX*	25,700	723
Total Enterprise Software/Services		723
Finance-Consumer Loans — 2.3%		
Ocwen Financial*	82,100	832
World Acceptance*	34,200	1,510
Total Finance-Consumer Loans		2,342
Finance-Investment Banker/Broker — 0.6%		
SWS Group	82,800	594
Total Finance-Investment Banker/Broker		594
Financial Guarantee Insurance — 1.0%		
MGIC Investment*	116,100	1,072
Total Financial Guarantee Insurance		1,072
Food-Miscellaneous/Diversified — 0.7%		
Hain Celestial Group*	28,500	683
Total Food-Miscellaneous/Diversified		683
Gas-Distribution — 1.3%		
Southwest Gas	40,600	1,364
Total Gas-Distribution		1,364
Gold Mining — 0.9%		
Royal Gold	18,900	942
Total Gold Mining		942
Internet Infrastructure Software — 0.6%		
TeleCommunication Systems, Cl A*	164,000	641
Total Internet Infrastructure Software		641
Investment Management/Advisory Services — 0.6%		
Altisource Portfolio Solutions*	18,666	581
Total Investment Management/Advisory Services		581

Description	Shares	Value (000)
Machinery-General Industry — 0.9%		
Manitowoc	78,000	$ 945
Total Machinery-General Industry		945
Medical-Biomedical/Genetic — 0.5%		
PDL BioPharma	102,600	540
Total Medical-Biomedical/Genetic		540
Medical-HMO — 1.8%		
HealthSpring*	72,400	1,871
Total Medical-HMO		1,871
Medical-Hospitals — 1.4%		
Health Management Associates, Cl A*	180,500	1,383
Total Medical-Hospitals		1,383
Medical-Nursing Homes — 0.3%		
Kindred Healthcare*	19,700	256
Total Medical-Nursing Homes		256
Medical-Outpatient/Home Medical — 0.7%		
Amedisys*	30,116	717
Total Medical-Outpatient/Home Medical		717
Metal Processors & Fabricators — 0.7%		
Dynamic Materials	23,100	349
LB Foster, Cl A*	13,710	397
Total Metal Processors & Fabricators		746
Multimedia — 0.9%		
EW Scripps, Cl A*	110,800	873
Total Multimedia		873
Non-Ferrous Metals — 1.4%		
Thompson Creek Metals*	132,500	1,428
Total Non-Ferrous Metals		1,428
Oil & Gas Drilling — 0.7%		
Patterson-UTI Energy	40,900	699
Total Oil & Gas Drilling		699
Oil Companies-Exploration & Production — 1.4%		
GMX Resources*	96,200	467
Venoco	50,100	983
Total Oil Companies-Exploration & Production		1,450
Oil Refining & Marketing — 1.2%		
Holly	42,000	1,208
Total Oil Refining & Marketing		1,208
Oil-Field Services — 1.4%		
Helix Energy Solutions Group*	49,200	548
Newpark Resources	110,800	931
Total Oil-Field Services		1,479

Description	Shares	Value (000)
Paper & Related Products — 1.4%		
Schweitzer-Mauduit International	23,764	$ 1,386
Total Paper & Related Products		1,386
Pharmacy Services — 1.4%		
SXC Health Solutions*	38,800	1,415
Total Pharmacy Services		1,415
Printing-Commercial — 1.3%		
Valassis Communications*	39,500	1,339
Total Printing-Commercial		1,339
Property/Casualty Insurance — 1.0%		
Tower Group	44,250	1,033
Total Property/Casualty Insurance		1,033
REITs-Diversified — 1.4%		
PS Business Parks	25,900	1,465
Total REITs-Diversified		1,465
REITs-Health Care — 1.5%		
Omega Healthcare Investors	66,100	1,484
Total REITs-Health Care		1,484
REITs-Hotels — 1.6%		
LaSalle Hotel Properties	71,600	1,675
Total REITs-Hotels		1,675
REITs-Mortgage — 1.0%		
Capstead Mortgage	91,700	997
Total REITs-Mortgage		997
REITs-Office Property — 2.8%		
BioMed Realty Trust	80,365	1,440
Brandywine Realty Trust	117,700	1,442
Total REITs-Office Property		2,882
Rental Auto/Equipment — 1.0%		
Aaron's, Cl B	53,850	994
Total Rental Auto/Equipment		994
Retail-Apparel/Shoes — 2.1%		
Gymboree*	23,000	955
JOS A Bank Clothiers*	27,600	1,176
Total Retail-Apparel/Shoes		2,131
Retail-Automobile — 0.5%		
America's Car-Mart*	20,100	506
Total Retail-Automobile		506
Retail-Pawn Shops — 2.6%		
Cash America International	45,400	1,589
First Cash Financial Services*	39,100	1,085
Total Retail-Pawn Shops		2,674

Description	Shares	Value (000)
Schools — 0.3%		
Corinthian Colleges*	38,100	$ 267
Total Schools		267
Telecommunications Equipment — 4.1%		
Arris Group*	130,900	1,279
Comtech Telecommunications*	50,636	1,385
Plantronics	45,000	1,520
Total Telecommunications Equipment		4,184
Theaters — 1.3%		
Cinemark Holdings	84,800	1,365
Total Theaters		1,365
Toys — 0.5%		
Jakks Pacific*	31,100	549
Total Toys		549
Transport-Air Freight — 1.6%		
Atlas Air Worldwide Holdings*	33,000	1,660
Total Transport-Air Freight		1,660
Transport-Equipment & Leasing — 1.1%		
TAL International Group	44,900	1,087
Total Transport-Equipment & Leasing		1,087
Transport-Marine — 0.5%		
Gulfmark Offshore, Cl A*	18,200	559
Total Transport-Marine		559
Transport-Services — 1.5%		
Bristow Group*	41,300	1,490
Total Transport-Services		1,490
Transport-Truck — 1.3%		
Old Dominion Freight Line*	53,250	1,354
Total Transport-Truck		1,354
Wireless Equipment — 2.4%		
Ceragon Networks*	97,400	963
RF Micro Devices*	236,000	1,449
Total Wireless Equipment		2,412
Total Common Stock (Cost $85,533)		**99,424**
Investment Company — 0.8%		
Value-Small Cap — 0.8%		
iShares Russell 2000 Value Index Fund	13,400	829
Total Value-Small Cap		829
Total Investment Company (Cost $800)		**829**

OLD MUTUAL TS&W SMALL CAP VALUE FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Fund — 1.9%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.10% (A)	1,979,864	$ 1,980
Total Affiliated Mutual Fund (Cost $1,980)		1,980
Total Investments — 99.9% ($88,313)		102,233
Other Assets and Liabilities, Net — 0.1%		88
Total Net Assets 100.0%		$ 102,321

For descriptions of abbreviations and footnotes, please refer to page 89.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 99,424	$—	$—	$ 99,424
Investment Company	829	—	—	829
Affiliated Mutual Fund	1,980	—	—	1,980
Total Investments	**$102,233**	**$—**	**$—**	**$102,233**

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL BARROW HANLEY CORE BOND FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Barrow, Hanley, Mewhinney & Strauss, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2010, the Old Mutual Barrow Hanley Core Bond Fund (the "Fund") underperformed its benchmark, the Barclays Capital U.S. Aggregate Bond Index (the "Index"). The Fund's Institutional Class shares posted a 5.56% return versus a 6.05% return for the Index.

Q. What investment environment did the Fund face during the past period?

A. The stunning recovery in capital market liquidity and equally stunning rally in the credit markets investors enjoyed over the twelve-month period ending March 31, 2010, was interrupted by the return of volatility and risk aversion during the second quarter of 2010. The "Flash Crash," sovereign debt crises, and fears of a double-dip recession sparked yet another flight-to-quality rally in U.S. Treasury issues and sharply lower returns in "spread product" (*i.e.,* every sector other than U.S. Treasury issues) during the quarter.

The dust had barely settled on the second quarter though, when the third quarter began with investors again encouraged by increasing commentary from the Federal Reserve Board ("Fed") about the prospects of another round of quantitative easing. Investor enthusiasm and optimism toward risk assets sparked a sharp reversal from the second quarter, pushing stocks to their strongest quarterly returns in a year, and the third-highest quarterly returns since the fourth quarter of 2003. Bond investors also enjoyed the ride, as yield spreads resumed their slow grind back toward the long-term mean, generating excess returns in all spread sectors except agency mortgages. Uncertainty in the housing market and mounting problems in loan foreclosures continued to delay the recovery, putting pressures on mortgage-backed securities. The mere prospects of further stimulus from the Fed pushed interest rates lower and yield curve marginally flatter during the third quarter of 2010.

Q. Which market factors influenced the Fund's relative performance?

A. The sharp renewal in yield spread compression during the third quarter was a welcome reversal of the second quarter trend, contributing to the Fund having greater exposure to "spread product" securities and sectors, and therefore positive performance.

Q. How did portfolio composition affect Fund performance?

A. The Fund's performance shortfall in the second quarter, resulting from the return of risk aversion, was largely mitigated by the renewal of tightening in spreads during the third quarter. The Fund's strategy to be underweighted in agency mortgage-backed securities was rewarded, as the sector produced negative excess returns during the third quarter. The Fund's maturity distribution was also rewarded during the third quarter, as was the Fund's modest overweight in commercial mortgage-backed securities, which generated the highest nominal and excess returns of any market sector.

Performance Highlights

- *For the six-month period ended September 30, 2010, the Old Mutual Barrow Hanley Core Bond Fund underperformed its benchmark, the Barclays Capital U.S. Aggregate Bond Index. The Fund's Institutional Class shares posted a 5.56% return versus a 6.05% return for the Index.*

- *The Fund's strategy to be underweighted in agency mortgage-backed securities was rewarded, as the sector produced negative excess returns during the third quarter.*

- *The Fund's maturity distribution was also rewarded during the third quarter, as was the Fund's modest overweight in commercial mortgage-backed securities, which generated the highest nominal and excess returns of any market sector.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisers: Barrow, Hanley, Mewhinney & Strauss, LLC

Top Ten Holdings
as of September 30, 2010

U.S. Treasury Note 3.500%, 05/15/20	5.9%
FHLMC Gold 4.500%, 05/01/25	2.9%
U.S. Treasury Bond 4.375%, 05/15/40	2.4%
FHLMC Gold 5.500%, 12/01/37	2.2%
FNMA 5.500%, 11/01/36	2.1%
FNMA 5.000%, 03/01/38	2.1%
FNMA 5.000%, 07/01/40	2.1%
FNMA 5.000%, 05/01/38	1.9%
U.S. Treasury Note 2.125%, 05/31/15	1.6%
GNMA 5.500%, 02/15/40	1.5%
As a % of Total Fund Investments	24.7%

Q. What is the investment outlook for the intermediate-term fixed-income market?

A. Barrow, Hanley, Mewhinney & Strauss, LLC ("Barrow Hanley") continues to believe the U.S. economy will remain in a below-trend growth path marked by low inflation. Barrow Hanley believes that the lack of job growth and persistent problems in the housing sector, plus budget constraints at the state and local levels, will all combine to be a continued drag on economic growth. Consequently, Barrow Hanley believes that the Fed will embark on the next phase of quantitative easing, in an effort to ignite consumption. Corporate earnings should continue to support further strengthening of balance sheets and tightening in yield spreads. However, shareholder initiatives and a renewal of mergers and acquisitions activity should encourage investors in corporate bonds to maintain a keen focus on credit fundamentals. In such an environment, high-yield bonds should also continue to provide a nice cushion via their historically attractive income advantage.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of September 30, 2010

	Inception Date	6 Month Return	1 Year Return	Annualized Inception to Date
Institutional Class	11/19/07	5.56%	8.40%	8.87%
Barclays Capital U.S. Aggregate Bond Index	11/19/07	6.05%	8.16%	7.02%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Institutional Class shares (as reported in the July 27, 2010 prospectus as supplemented through September 1, 2010) are 0.79% and 0.71%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund on the inception date of November 19, 2007 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of September 30, 2010 — % of Total Fund Investments



OLD MUTUAL BARROW HANLEY CORE BOND FUND — continued

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Description	Face Amount (000)	Value (000)
Corporate Bond — 53.2%		
Alltel		
7.000%, 07/01/12	$ 155	$ 171
Altria Group		
9.700%, 11/10/18	205	277
American Express		
8.150%, 03/19/38	110	155
American Express Credit, MTN,		
5.875%, 05/02/13	290	319
Anheuser-Busch InBev Worldwide		
3.000%, 10/15/12	200	208
AT&T		
5.100%, 09/15/14	275	309
AT&T 144A,		
5.350%, 09/01/40	123	124
Avis Budget Finance		
7.750%, 05/15/16	200	197
Baker Hughes		
5.125%, 09/15/40	60	62
Bank of New York Mellon		
4.950%, 11/01/12	95	103
Baxter International		
1.800%, 03/15/13	95	97
Bear Stearns		
7.250%, 02/01/18	95	116
6.400%, 10/02/17	260	303
Berkshire Hathaway		
1.400%, 02/10/12	755	762
Berkshire Hathaway Finance		
5.750%, 01/15/40	150	166
Best Buy		
6.750%, 07/15/13	190	212
Burlington Northern Santa Fe		
7.950%, 08/15/30	85	115
CA		
5.375%, 12/01/19	125	136
Cameron International		
6.375%, 07/15/18	95	108
Canadian Imperial Bank of Commerce		
1.450%, 09/13/13	235	236
Caterpillar Financial Services, MTN,		
6.125%, 02/17/14	215	247
Cequel Communications Holdings I and Cequel Capital 144A,		
8.625%, 11/15/17	175	185
Citigroup		
6.125%, 11/21/17	90	98
6.010%, 01/15/15	235	258
CME Group		
5.750%, 02/15/14	180	204
CNA Financial		
7.350%, 11/15/19	100	112
Columbus Southern Power		
5.500%, 03/01/13	235	258

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
Comcast		
6.300%, 11/15/17	$ 210	$ 248
5.875%, 02/15/18	90	104
Computer Sciences		
5.500%, 03/15/13	145	158
ConocoPhillips		
5.750%, 02/01/19	175	210
4.600%, 01/15/15	295	331
Costco Wholesale		
5.300%, 03/15/12	320	341
Countrywide Financial		
5.800%, 06/07/12	95	101
Covidien International Finance		
5.450%, 10/15/12	105	114
CRH America		
6.000%, 09/30/16	215	241
Cricket Communications		
9.375%, 11/01/14	340	352
CSC Holdings		
8.625%, 02/15/19	175	197
CVS Caremark		
3.250%, 05/18/15	165	172
Dell		
3.375%, 06/15/12	110	115
DIRECTV Holdings		
6.350%, 03/15/40	65	70
3.550%, 03/15/15	215	223
Dominion Resources		
8.875%, 01/15/19	70	95
5.600%, 11/15/16	160	187
Duke Energy Indiana		
6.050%, 06/15/16	220	260
E.I. du Pont de Nemours		
5.875%, 01/15/14	215	246
3.250%, 01/15/15	235	251
Eaton		
5.600%, 05/15/18	150	174
Energy Transfer Partners LP		
9.000%, 04/15/19	95	122
8.500%, 04/15/14	245	291
Enterprise Products Operating		
6.125%, 10/15/39	135	145
5.650%, 04/01/13	170	186
ERP Operating LP		
5.125%, 03/15/16	195	214
Exelon Generation		
6.250%, 10/01/39	135	145
Express Scripts		
6.250%, 06/15/14	245	281
France Telecom		
4.375%, 07/08/14	125	138
General Electric Capital		
5.900%, 05/13/14	160	181
5.875%, 01/14/38	280	284
5.625%, 05/01/18	160	178

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
Goldman Sachs Group		
6.750%, 10/01/37	$ 95	$ 99
5.950%, 01/18/18	245	269
Goodyear Tire & Rubber		
10.500%, 05/15/16	95	108
Hewlett-Packard		
6.125%, 03/01/14	180	208
Honeywell International		
4.250%, 03/01/13	215	233
Hospira		
6.050%, 03/30/17	140	161
International Business Machines		
7.625%, 10/15/18	250	332
4.750%, 11/29/12	180	196
Ipalco Enterprises 144A,		
7.250%, 04/01/16	145	156
ITT		
4.900%, 05/01/14	315	347
John Deere Capital, MTN,		
4.900%, 09/09/13	245	271
JPMorgan Chase		
3.700%, 01/20/15	290	306
Koninklijke Philips Electronics		
5.750%, 03/11/18	100	117
Kraft Foods		
6.500%, 02/09/40	100	117
L-3 Communications		
4.750%, 07/15/20	175	184
Leucadia National		
7.125%, 03/15/17	100	100
Lorillard Tobacco		
8.125%, 06/23/19	115	132
Marathon Oil		
6.000%, 10/01/17	135	157
Masco		
6.125%, 10/03/16	125	127
Medtronic		
3.000%, 03/15/15	430	455
Merrill Lynch		
6.500%, 07/15/18	250	273
6.400%, 08/28/17	375	410
MetLife		
5.375%, 12/15/12	180	194
Midamerican Energy Holdings		
5.875%, 10/01/12	200	217
NASDAQ OMX Group		
5.550%, 01/15/20	75	80
4.000%, 01/15/15	75	78
National Fuel Gas		
8.750%, 05/01/19	105	134
Navistar International		
8.250%, 11/01/21	175	187
New Albertsons		
8.000%, 05/01/31	175	143
Nisource Finance		
10.750%, 03/15/16	95	125

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
Nova Chemicals		
8.625%, 11/01/19	$ 175	$ 186
Novartis Capital		
4.125%, 02/10/14	190	207
2.900%, 04/24/15	280	295
NRG Energy		
7.375%, 01/15/17	175	179
Omnicare		
7.750%, 06/01/20	200	205
Petrobras International Finance		
6.875%, 01/20/40	50	57
PNC Funding		
4.250%, 09/21/15	330	356
Prudential Financial, MTN,		
5.100%, 09/20/14	155	169
PSEG Power		
7.750%, 04/15/11	55	57
6.950%, 06/01/12	285	312
Quest Diagnostics		
4.750%, 01/30/20	125	131
QVC 144A,		
7.500%, 10/01/19	275	287
Qwest		
8.875%, 03/15/12	155	170
Rogers Communications		
6.800%, 08/15/18	195	241
Safeway		
6.250%, 03/15/14	215	247
Sempra Energy		
6.500%, 06/01/16	115	138
Simon Property Group LP		
5.750%, 12/01/15	140	159
SLM, MTN,		
5.375%, 01/15/13	175	176
Southern Power		
6.250%, 07/15/12	240	261
Spectra Energy Capital		
5.668%, 08/15/14	135	151
5.650%, 03/01/20	135	150
Starwood Hotels & Resorts Worldwide		
7.875%, 10/15/14	300	336
State Street		
4.300%, 05/30/14	110	121
Targa Resources Partners LP / Targa Resources Partners Finance 144A,		
7.875%, 10/15/18	205	214
Teck Resources		
10.250%, 05/15/16	118	143
6.000%, 08/15/40	75	79
Telecom Italia Capital		
4.950%, 09/30/14	180	192
Telefonica Emisiones SAU		
4.949%, 01/15/15	190	208
Tesoro		
9.750%, 06/01/19	245	270

Schedule of Investments

As of September 30, 2010 (Unaudited)

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
Thermo Fisher Scientific		
3.200%, 05/01/15	$ 105	$ 111
Time Warner Cable		
6.750%, 07/01/18	325	388
TransCanada PipeLines		
7.625%, 01/15/39	200	267
Tyco Electronics Group		
6.550%, 10/01/17	210	246
Tyco International Finance		
8.500%, 01/15/19	145	192
Tyson Foods		
10.500%, 03/01/14	270	325
Union Electric		
6.700%, 02/01/19	185	225
United Rentals North America		
9.250%, 12/15/19	200	217
US Bancorp, MTN,		
1.375%, 09/13/13	245	246
Valero Energy		
9.375%, 03/15/19	60	77
6.625%, 06/15/37	75	75
Verizon Wireless Capital		
8.500%, 11/15/18	225	306
Waste Management		
7.375%, 03/11/19	105	132
Westar Energy		
6.000%, 07/01/14	70	80
Westpac Banking		
2.250%, 11/19/12	175	178
Willis North America		
6.200%, 03/28/17	100	107
Wisconsin Electric Power		
6.250%, 12/01/15	195	237
Wyeth		
5.500%, 02/01/14	635	721
Xcel Energy		
5.613%, 04/01/17	377	422
Total Corporate Bond (Cost $25,558)		**28,058**
U.S. Government Agency Obligations — 29.1%		
FNMA		
6.500%, 09/01/36	512	564
6.000%, 11/01/36	132	143
6.000%, 04/01/39	420	451
5.500%, 12/01/35	316	338
5.500%, 11/01/36	292	311
5.500%, 11/01/36	1,020	1,085
5.500%, 12/01/36	509	542
5.500%, 01/01/36	289	309
5.500%, 02/01/36	187	200
5.500%, 04/01/36	62	66
5.500%, 08/01/37	267	286
5.500%, 12/01/38	467	496
5.500%, 03/01/38	305	324
5.500%, 06/01/38	400	425

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — continued		
5.000%, 12/01/23	$ 144	$ 153
5.000%, 03/01/24	127	134
5.000%, 03/01/36	305	323
5.000%, 03/01/38	1,029	1,084
5.000%, 04/01/38	70	74
5.000%, 05/01/38	967	1,018
5.000%, 07/01/40	1,022	1,076
4.500%, 04/01/24	176	186
5.125%, 01/02/14	235	261
FHLMC Gold		
6.000%, 09/01/37	207	222
6.000%, 12/01/37	114	123
5.500%, 12/01/37	1,109	1,177
5.500%, 10/01/39	366	389
5.500%, 11/01/36	165	176
5.500%, 12/01/36	262	278
5.000%, 04/01/23	214	228
5.000%, 11/01/23	159	169
5.000%, 09/01/35	374	397
4.500%, 05/01/25	1,431	1,506
GNMA		
5.500%, 02/15/40	745	802
Total U.S. Government Agency Obligations (Cost $14,816)		**15,316**
U.S. Treasury Obligations — 9.7%		
U.S. Treasury Bond		
4.375%, 05/15/40	1,120	1,258
U.S. Treasury Note		
3.500%, 05/15/20	2,820	3,061
2.125%, 05/31/15	780	813
Total U.S. Treasury Obligations (Cost $4,974)		**5,132**
Mortgage Related — 4.8%		
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2006-PW13, Cl A4		
5.540%, 09/11/41	345	377
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2006-PW14, Cl A4		
5.201%, 12/11/38	290	306
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2004-PWR5, Cl A4		
4.831%, 07/11/42	455	472
Citigroup Commercial Mortgage Trust, CMBS, Ser 2004-C2, Cl A3		
4.380%, 10/15/41	445	450
Citigroup/Deutsche Bank Commercial Mortgage Trust, CMBS, Ser 2007-CD5, Cl A4 (E)		
5.886%, 11/15/44	320	346

Description	Face Amount (000)/Shares	Value (000)
Mortgage Related — continued		
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-LDP1, Cl A2 4.625%, 03/15/46	$ 257	$ 261
Prime Mortgage Trust, CMO, Ser 2005-2, Cl 1A3 5.250%, 07/25/20	309	314
Total Mortgage Related (Cost $2,265)		2,526
Asset-Backed Securities — 0.8%		
Automobile — 0.4%		
Honda Auto Receivables Owner Trust, Ser 2009-3, Cl A4 3.300%, 09/15/15	205	214
Total Automobile		214
Other — 0.4%		
John Deere Owner Trust, Ser 2009-A, Cl A4 3.960%, 05/16/16	100	105
John Deere Owner Trust, Ser 2009-A, Cl A3 2.590%, 10/15/13	127	128
Total Other		233
Total Asset-Backed Securities (Cost $432)		447
Affiliated Mutual Fund — 1.4%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.10% (A)	733,464	733
Total Affiliated Mutual Fund (Cost $733)		733
Total Investments — 99.0% (Cost $48,778)		52,212
Other Assets and Liabilities, Net — 1.0%		501
Total Net Assets 100.0%		$ 52,713

For descriptions of abbreviations and footnotes, please refer to page 89.

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Corporate Bond	$ —	$28,058	$—	$28,058
U.S. Government Agency Obligations	—	15,316	—	15,316
U.S. Treasury Obligations	—	5,132	—	5,132
Mortgage Related	—	2,526	—	2,526
Asset-Backed Securities	—	447	—	447
Affiliated Mutual Fund	733	—	—	733
Total Investments	$733	$51,479	$—	$52,212

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL CASH RESERVES FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Dwight Asset Management Company LLC

Performance Highlights

• For the six-month period ended September 30, 2010, the Old Mutual Cash Reserves Fund underperformed its benchmark, the Lipper Money Market Funds Average. The Fund's Class Z shares posted a 0.01% return versus a 0.02% return for the Index.

• Short-term fixed-income market conditions experienced pockets of volatility during the period. Treasuries rallied as market participants fled to the safety of U.S. debt after unrest in Europe increased.

• The Fund was concentrated in high-quality commercial paper and certificates of deposits during the period, which contributed positively to the Fund's performance.

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2010, the Old Mutual Cash Reserves Fund (the "Fund") underperformed its benchmark, the Lipper Money Market Funds Average (the "Index"). The Fund's Class Z shares posted a 0.01% return versus a 0.02% return for the Index. Performance for all share classes can be found on page 65.

Q. What investment environment did the Fund face during the past period?

A. Short-term fixed-income market conditions experienced pockets of volatility during the period. Treasuries rallied as market participants fled to the safety of U.S. debt after unrest in Europe increased. This volatility was driven by the rating agencies' decision to downgrade Greece's sovereign rating and their threats to take similar action against other Eurozone member countries. The demand for high-quality European banks returned in the latter part of the period after action was taken by the European Central Bank to help ease funding concerns. The U.S. Federal Open Market Committee increased the possibility of additional fiscal stimulus as policymakers appeared more certain that stimulus will be needed to carry out their dual mandate of full employment and price stability.

Q. Which market factors influenced the Fund's relative performance?

A. Short-term Treasury yields declined during the period of April 1 through September 30, 2010, due to concerns about economic weakness, uncertainty regarding the stability of some European sovereigns, and expectations of increased fiscal stimulus. Yields on the two-year Treasury declined 0.63% to end the period at 0.426%. Three-month and one-month London Interbank Offer Rates were highly volatile during the period due to the European banking crisis, but finished the period close to unchanged at 0.29% and 0.256%, respectively.

Q. How did portfolio composition affect Fund performance?

A. The Fund was concentrated in high-quality commercial paper and certificates of deposits during the period, which contributed positively to the Fund's performance.

Q. What is the investment outlook for the short-term fixed-income market?

A. The recently enacted amendments to Rule 2a-7, including the requirement that money market funds maintain at least 30% of their total assets in weekly liquid assets, have resulted in increased demand by money market funds for investments maturing in one week or less. (Weekly liquid assets are defined as cash, direct obligations of the U.S. Government, or other sufficiently liquid securities as defined by Rule 2a-7.) At the same time, supply of these investments has decreased, as issuers have been more actively issuing longer-dated debt to lock in cheaper long-term funding. The emergence of new investments such as floating rate notes with weekly puts have helped provide additional supply.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2010

	Inception Date	7-Day Yield	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	04/04/95	0.00%	0.01%	0.06%	2.41%	2.08%	3.14%
Class A	06/04/07	0.00%	0.00%	0.05%	n/a	n/a	1.32%
Institutional Class	06/04/07	0.10%	0.05%	0.10%	n/a	n/a	1.50%
Lipper Money Market Funds Average	03/31/95	n/a	0.02%	0.03%	2.35%	2.05%	3.28%

Past performance is not a guarantee of future results. The Adviser has voluntarily agreed to reimburse expenses to the extent necessary to maintain a minimum yield of 0.00% for each share class. The agreement to reimburse expenses is voluntary and may be modified or discontinued by the Adviser at any time. Absent this voluntary expense reimbursement, the Fund's return would have been lower. Information about these performance results and the comparative index can be found on pages 1-3.

The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Class Z, Class A and Institutional Class shares (as reported in the July 27, 2010 prospectuses as supplemented through September 1, 2010) are 0.88% and 0.30%; 2.24% and 0.55%; and 4.05% and 0.20%, respectively.

Return on a $10,000 Investment



Past performance is not a guarantee of future results. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Asset Class Weightings as of September 30, 2010 — % of Total Fund Investments



Old Mutual Cash Reserves Fund — concluded

Schedule of Investments

As of September 30, 2010 (Unaudited)

Description	Face Amount (000)	Value (000)
Commercial Paper (F) — 60.3%		
Antalis US Funding		
0.260%, 10/08/10	$ 1,000	$ 1,000
Atlantic Asset Securitization		
0.260%, 12/07/10	2,500	2,499
0.200%, 10/04/10	340	340
Bank of America		
0.280%, 12/15/10	1,049	1,048
Bank of Nova Scotia/New York		
0.270%, 11/22/10	3,000	2,999
Barclays US Funding		
0.500%, 12/29/10	1,000	999
0.250%, 11/19/10	2,500	2,499
BNP Paribas Finance		
0.400%, 01/10/11	700	699
BNZ International Funding		
0.300%, 12/01/10	600	600
0.270%, 10/28/10	3,000	2,999
BPCE 144A,		
0.380%, 10/04/10	1,000	1,000
Cancara Asset Securitisation 144A,		
0.300%, 12/14/10	3,500	3,498
Commonwealth Bank of Australia		
0.310%, 10/06/10	1,000	1,000
0.280%, 11/30/10	1,500	1,499
0.270%, 11/01/10	300	300
0.260%, 11/09/10	500	500
Danske		
0.280%, 11/29/10	500	500
0.260%, 11/09/10	3,500	3,499
Fortis Funding		
0.310%, 11/17/10	2,000	1,999
0.230%, 10/13/10	1,100	1,100
Grampian Funding		
0.410%, 10/26/10	500	500
0.340%, 11/08/10 144A,	3,000	2,999
ING US Funding		
0.410%, 10/06/10	840	840
JPMorgan Chase		
0.320%, 10/05/10	338	338
Jupiter Securitization		
0.240%, 11/12/10	3,500	3,499
KBC Financial Products International		
0.430%, 10/22/10	1,500	1,500
KFW		
0.364%, 01/20/11	1,000	1,013
Nationwide Building Society		
0.460%, 10/12/10	500	500
0.310%, 11/12/10	3,000	2,999
Natixis US Finance		
0.390%, 11/03/10	2,200	2,199
Nieuw Amsterdam Receivables		
0.220%, 10/05/10	1,000	1,000
Old Line Funding		
0.250%, 10/18/10	3,500	3,500

Description	Face Amount (000)	Value (000)
Commercial Paper (F) — continued		
Rabobank USA Financial		
0.280%, 12/03/10	$ 243	$ 243
Regency Markets		
0.230%, 10/07/10	1,218	1,218
Royal Bank Of Scotland Group		
0.370%, 11/08/10	1,000	1,000
0.340%, 10/28/10	2,500	2,498
Royal Park Funding		
0.300%, 12/08/10	500	500
0.230%, 10/14/10	2,500	2,500
Scaldis Capital		
0.370%, 10/25/10	1,000	1,000
0.320%, 11/12/10	2,500	2,498
0.280%, 10/20/10 144A,	500	500
Sheffield Receivables		
0.360%, 10/18/10	1,000	1,000
0.260%, 12/01/10	1,000	1,000
Skandinaviska Enskilda Banken		
0.350%, 11/17/10	3,000	2,998
Societe Generale North America		
0.290%, 11/19/10	2,000	1,999
Sumitomo Mitsui Banking		
0.290%, 12/09/10	2,500	2,499
Svenska Handelsbanken		
0.250%, 12/13/10	3,000	2,997
Thames Asset Global Securitization		
0.390%, 10/29/10	1,000	1,000
0.300%, 11/18/10	2,000	1,999
0.260%, 11/12/10	1,000	1,000
Variable Funding Capital		
0.250%, 10/25/10	500	500
0.240%, 11/08/10	1,000	1,000
Versailles Commercial Paper		
0.300%, 10/18/10	3,500	3,499
Wells Fargo Bank, N.A. (D)		
0.432%, 01/12/11	2,000	2,001
Total Commercial Paper (Cost $86,913)		**86,913**
Certificates of Deposit — 9.0%		
Citibank, N.A.		
0.306%, 10/15/10	103	103
Credit Agricole Corporate and Investment Bank/New York		
0.443%, 01/11/11	3,000	3,001
0.349% 10/04/10	1,000	1,000
Dexia Credit Sa		
0.500%, 11/16/10	4,000	4,000
KBC Bank NV/New York NY		
0.341%, 10/15/10	1,000	1,000
Rabobank Nederland		
0.440%, 11/05/10	500	500
Royal Bank of Canada (D)		
0.260%, 02/24/11	300	300

Description	Face Amount (000)	Value (000)
Certificates of Deposit — continued		
Skandinaviska Enskilda Banken		
0.500%, 11/08/10	$ 1,000	$ 1,000
Societe Generale North America		
0.290%, 11/23/10	1,000	1,000
0.290%, 12/21/10	1,000	1,000
Total Certificates of Deposit (Cost $12,904)		12,904
Repurchase Agreements — 30.6% (G)		
Bank of America Agency Backed Repo 0.250%, dated 09/30/2010, to be repurchased on 10/01/2010, repurchase price $34,000,236 (collateralized by various U.S. Government Obligations valued at $34,467,000, 0.000%-3.000%, 10/29/2010-04/29/2020, total market value $34,587,074)	34,000	34,000
Goldman Sachs Agency Backed Repo 0.220%, dated 09/30/2010, to be repurchased on 10/01/2010, repurchase price $10,000,061 (collateralized by various U.S. Government Obligations valued at $146,020,057, 2.499%-6.312%, 05/32/2032 - 05/01/2040, total market value $10,164,925)	10,000	10,000
Total Repurchase Agreements (Cost $44,000)		44,000
Total Investments — 99.9% (Cost $143,817)		143,817
Other Assets and Liabilities, Net — 0.1%		194
Total Net Assets — 100.0%		$ 144,011

For descriptions of abbreviations and footnotes, please refer to page 89.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Commercial Paper	$—	$ 86,913	$—	$ 86,913
Certificates of Deposit	—	12,904	—	12,904
Repurchase Agreements	—	44,000	—	44,000
Total Investments	$—	$143,817	$—	$143,817

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

67

OLD MUTUAL DWIGHT HIGH YIELD FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Dwight Asset Management Company LLC

Performance Highlights

- *For the six-month period ended September 30, 2010, the Old Mutual Dwight High Yield Fund underperformed its benchmark, the Barclays Capital U.S. Corporate High-Yield Bond Index. The Fund's Institutional Class shares posted a 6.03% return versus a 6.60% return for the Index.*

- *The Fund was generally overweight sectors that are levered to the economic recovery. Therefore, the Fund benefited from the outperformance of cyclical sectors.*

- *The Fund's holdings had a slightly higher average rating versus the Index. Therefore, the outperformance of lower-rated securities had a modestly negative impact on the Fund.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2010, the Old Mutual Dwight High Yield Fund (the "Fund") underperformed its benchmark, the Barclays Capital U.S. Corporate High-Yield Bond Index (the "Index"). The Fund's Institutional Class shares posted a 6.03% return versus a 6.60% return for the Index.

Q. What investment environment did the Fund face during the past period?

A. The high-yield market benefited from heightened interest from retail investors, as well as non-traditional participants such as equity and investment-grade securities' managers seeking greater portfolio yield. Positive fund inflows supported a robust primary market in which issuers took advantage of declining benchmark spreads to refinance short-term maturities. The market managed to cast aside doubts about global growth — brought upon by the near collapse of the European Union — as economic data stabilized, albeit at modestly lower growth levels.

Q. Which market factors influenced the Fund's relative performance?

A. As investors generally increased their risk tolerance, they mainly looked to increase credit exposure in the lower credit tiers of the risk spectrum. As a result, the lowest credit tiers generally outperformed the higher credit tiers. Accordingly, cyclical industrial sectors generally outperformed sectors that are seen as more defensive.

Q. How did portfolio composition affect Fund performance?

A. The Fund was generally overweight sectors that are levered to the economic recovery. Therefore, the Fund benefited from the outperformance of cyclical sectors. Conversely, the Fund's holdings had a slightly higher average credit rating versus the Index. Therefore, the outperformance of lower-rated securities had a modestly negative impact on the Fund.

Q. What is the investment outlook for the high-yield fixed-income market?

A. Dwight Asset Management Company LLC ("Dwight") believes the high-yield market should continue to benefit from increased investor interest in the asset class. Dwight also believes that spreads should continue to grind tighter as the economic recovery gains traction and investors increasingly reach for yield and risk to add to their portfolios. Dwight also notes that investor appetite for high-yield paper positively impacts the primary market and allows companies to refinance near-term maturities and better manage the term structure of their longer-term borrowings.

Top Ten Holdings
as of September 30, 2010

CEVA Group 144A 11.625%, 10/01/16	3.1%
Syniverse Technologies 7.750%, 08/15/13	3.0%
Con-way 6.700%, 05/01/34	2.8%
NCL 11.750%, 11/15/16	2.4%
Casella Waste Systems 11.000%, 07/15/14	2.4%
Landry's Restaurants 11.625%, 12/01/15	2.3%
Phillips-Van Heusen 7.375%, 05/15/20	2.3%
Accuride 144A 9.500%, 08/01/18	2.3%
RDS Ultra-Deepwater 144A 11.875%, 03/15/17	2.3%
Denbury Resources 7.500%, 12/15/15	2.2%
As a % of Total Fund Investments	25.1%

Dwight High Yield Fund

OLD MUTUAL DWIGHT HIGH YIELD FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2010

	Inception Date	6 Month Return	1 Year Return	Annualized Inception to Date
Institutional Class	11/19/07	6.03%	18.53%	15.38%
Barclays Capital U.S. Corporate High-Yield Bond Index	11/19/07	6.60%	18.44%	10.03%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Institutional Class shares (as reported in the July 27, 2010 prospectus as supplemented through September 1, 2010) are 1.05% and 0.81%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund on the inception date of November 19, 2007 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of September 30, 2010 — % of Total Fund Investments



Schedule of Investments

As of September 30, 2010 (Unaudited)

Description	Face Amount (000)	Value (000)
Corporate Bond — 92.8%		
Accuride 144A,		
9.500%, 08/01/18	$ 200	$ 210
Aircastle 144A,		
9.750%, 08/01/18	99	101
AK Steel		
7.625%, 05/15/20	150	152
Alliance One International		
10.000%, 07/15/16	150	162
Ally Financial		
7.000%, 02/01/12	153	158
American Axle & Manufacturing		
Holdings 144A,		
9.250%, 01/15/17	20	22
Appleton Papers 144A,		
10.500%, 06/15/15	100	94
ARAMARK (D)		
3.966%, 02/01/15	173	158
Ashtead Holdings 144A,		
8.625%, 08/01/15	130	134
Axtel SAB de CV 144A,		
9.000%, 09/22/19	200	184
Bon-Ton Department Stores		
10.250%, 03/15/14	104	102
Casella Waste Systems		
11.000%, 07/15/14	200	219
Cemex Finance 144A,		
9.500%, 12/14/16	100	101
CEVA Group 144A,		
11.625%, 10/01/16	275	290
Citgo Petroleum 144A,		
11.500%, 07/01/17	134	148
Clear Channel Worldwide Holdings		
9.250%, 12/15/17	160	171
Cleaver-Brooks 144A,		
12.250%, 05/01/16	114	118
Cloud Peak Energy Resources /		
Cloud Peak Energy Finance		
8.500%, 12/15/19	150	161
CNH America		
7.250%, 01/15/16	160	170
Con-way		
7.250%, 01/15/18	66	73
Con-way		
6.700%, 05/01/34	275	263
Denbury Resources		
7.500%, 12/15/15	200	208
DriveTime Automotive Group &		
DT Acceptance 144A,		
12.625%, 06/15/17	120	125
E*Trade Financial		
7.875%, 12/01/15	111	109
Equinox Holdings 144A,		
9.500%, 02/01/16	110	112
Ferro		
7.875%, 08/15/18	125	130

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
Ford Motor Credit		
7.000%, 04/15/15	$ 150	$ 160
Freedom Group 144A,		
10.250%, 08/01/15	150	159
Frontier Communications		
8.500%, 04/15/20	103	114
Gannett 144A,		
7.125%, 09/01/18	42	41
Geokinetics Holdings 144A,		
9.750%, 12/15/14	100	88
Goodyear Tire & Rubber		
10.500%, 05/15/16	150	170
Headwaters		
11.375%, 11/01/14	150	160
Interface		
11.375%, 11/01/13	125	142
Kansas City Southern Railway		
8.000%, 06/01/15	75	81
Kratos Defense &		
Security Solutions		
10.000%, 06/01/17	100	106
Landry's Restaurants		
11.625%, 12/01/15	200	211
Manitowoc		
9.500%, 02/15/18	170	178
Marfrig Overseas 144A,		
9.500%, 05/04/20	125	133
Mashantucket Western		
Pequot Tribe 144A, (L)		
8.500%, 11/15/15	700	105
Maxim Crane Works LP 144A,		
12.250%, 04/15/15	200	182
MGM Resorts International		
6.625%, 07/15/15	80	67
MGM Resorts International		
5.875%, 02/27/14	90	77
Navistar International		
8.250%, 11/01/21	110	117
NCL		
11.750%, 11/15/16	200	224
Omega Healthcare Investors 144A,		
6.750%, 10/15/22	192	190
OSI Restaurant Partners		
10.000%, 06/15/15	90	91
Overseas Shipholding Group		
8.125%, 03/30/18	122	127
PE Paper Escrow 144A,		
12.000%, 08/01/14	150	173
PHH 144A,		
9.250%, 03/01/16	39	40
Phillips-Van Heusen		
7.375%, 05/15/20	200	211
RDS Ultra-Deepwater 144A,		
11.875%, 03/15/17	200	209
Rhodia 144A,		
6.875%, 09/15/20	190	194

OLD MUTUAL DWIGHT HIGH YIELD FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Description	Face Amount (000)/Shares	Value (000)
Corporate Bond — continued		
Syniverse Technologies		
7.750%, 08/15/13	$ 275	$ 281
Terex		
10.875%, 06/01/16	150	171
Tower Automotive Holdings USA /		
TA Holdings Finance 144A,		
10.625%, 09/01/17	65	66
Toys R US		
7.875%, 04/15/13	80	83
United Airlines		
12.750%, 07/15/12	145	162
United Maritime Group Finance		
11.750%, 06/15/15	150	150
Valassis Communications		
8.250%, 03/01/15	45	47
Western Express 144A,		
12.500%, 04/15/15	200	192
Xerox Capital Trust I		
8.000%, 02/01/27	100	102
Total Corporate Bond (Cost $8,799)		8,879
Asset-Backed Securities — 0.4%		
Home Equity — 0.1%		
Residential Funding Mortgage		
Securities II, Ser 2006-HSA2, Cl AI2 (E)		
5.500%, 03/25/36	13	12
Total Home Equity		12
Other — 0.3%		
Countrywide Asset-Backed		
Certificates, Ser 2003-2, Cl M2 (D)		
2.737%, 03/26/33	245	29
Total Other		29
Total Asset-Backed Securities (Cost $252)		41
Term Loan — 1.6%		
Roundy's Supermarket		
10.000%, 04/16/16	150	150
Total Term Loan (Cost $147)		150
Affiliated Mutual Fund — 2.0%		
Old Mutual Cash Reserves Fund,		
Institutional Class, 0.10% (A)	190,774	191
Total Affiliated Mutual Fund (Cost $191)		191
Total Investments — 96.8% (Cost $9,389)		9,261
Other Assets and Liabilities, Net — 3.2%		310
Total Net Assets — 100.0%		$ 9,571

For descriptions of abbreviations and footnotes, please refer to page 89.

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Corporate Bond	$—	$8,879	$—	$8,879
Asset-Backed Securities	—	41	—	41
Term Loan	—	150	—	150
Affiliated Mutual Fund	191	—	—	191
Total Investments	$191	$9,070	$—	$9,261

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Dwight Asset Management Company LLC

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2010, the Old Mutual Dwight Intermediate Fixed Income Fund (the "Fund") underperformed its benchmark, the Barclays Capital U.S. Intermediate Aggregate Bond Index (the "Index"). The Fund's Class Z shares posted a 4.39% return versus a 5.06% return for the Index. Performance for all share classes can be found on page 75.

Q. What investment environment did the Fund face during the past period?

A. Short-term interest rates fell to record-low levels over the course of the six-month period ending September 30, 2010. The yield on the five-year Treasury note, for example, fell nearly 0.50% to end the period at a level of 1.27%. Interest rates fell as the pace of economic activity — while positive — failed to alleviate the concerns of economic policymakers as to its sustainability. As a result, the attention of market participants was focused towards the end of the period on renewed efforts on the part of the Federal Reserve Board (the "Fed") to spur growth through additional outright purchases of Treasury securities for the Fed's investment account. Nonetheless, the economy did grow enough to cause investors to rediscover the usefulness of "risk assets" for their portfolios. As a result, yields on most non-Treasury sectors of the market compressed when compared to yields on comparable Treasury securities.

Q. Which market factors influenced the Fund's relative performance?

A. The narrowing of yield spreads between most non-Treasury sectors of the short-term fixed-income market to that of comparable Treasury securities had a significant effect on the Fund's relative performance.

Q. How did portfolio composition affect Fund performance?

A. The Fund maintained significant overweights to all the non-Treasury sectors throughout the period. This proved beneficial to the Fund's relative performance by virtue of the narrowing of yield spreads on all the non-Treasury sectors with the exception of residential mortgage-backed securities.

Performance Highlights

- *For the six-month period ended September 30, 2010, the Old Mutual Dwight Intermediate Fixed Income Fund underperformed its benchmark, the Barclays Capital U.S. Intermediate Aggregate Bond Index. The Fund's Class Z shares posted a 4.39% return versus a 5.06% return for the Index.*

- *The narrowing of yield spreads between most non-Treasury sectors of the short-term fixed-income market to that of comparable Treasury securities had a significant effect on the Fund's relative performance.*

- *The Fund maintained significant overweights to all the non-Treasury sectors throughout the period. This proved beneficial to the Fund's relative performance by virtue of the narrowing of yield spreads on all the non-Treasury sectors with the exception of residential mortgage-backed securities.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Dwight Asset Management Company LLC

Top Ten Holdings
as of September 30, 2010*

FNMA 3.500%, 12/25/25	4.2%
GNMA 4.500%, 12/20/40	3.9%
U.S. Treasury Note 1.000%, 04/30/12	3.4%
Fannie Mae REMICS, CMO, Ser 2005-5, Cl AB 5.000%, 04/25/32	3.1%
U.S. Treasury Note 0.375%, 08/31/12	2.9%
GNMA 5.500%, 06/15/40	2.7%
FNMA 6.000%, 04/01/39	2.6%
U.S. Treasury Note 2.625%, 08/15/20	1.9%
FNMA 6.000%, 06/01/36	1.8%
FNMA 6.000%, 03/01/38	1.3%
As a % of Total Fund Investments	27.8%

* Excludes short-term affiliated mutual fund.

Q. **What is the investment outlook for the fixed-income market?**

A. Dwight Asset Management Company LLC ("Dwight") believes that the economy will see a continuation of modest growth through the remainder of this calendar year and all of next. In this environment Dwight believes that overweights to non-Treasury sectors of the fixed-income market will continue to be rewarding to the Fund's shareholders. In addition, Dwight expects the Fund will continue to maintain both a slightly lower sensitivity to the effects of changes in interest rates than that of the benchmark and a significant exposure to Treasury Inflation Protected securities (TIPS). Dwight believes this exposure to TIPS will provide the Fund some insulation from the possibility that interest rates could rise sooner than expected should the economy find itself in a growth spurt early next year with the attendant implications for heightened inflation expectations.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of September 30, 2010

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class Z	07/31/03	4.39%	7.51%	6.06%	5.87%
Class A with load	07/31/03	(0.59)%	2.14%	4.82%	4.92%
Class A without load	07/31/03	4.37%	7.23%	5.84%	5.64%
Class C with load	07/31/03	2.87%	5.33%	5.02%	4.83%
Class C without load	07/31/03	3.87%	6.33%	5.02%	4.83%
Institutional Class	12/20/06[1]	4.44%	7.59%	n/a	6.80%
Barclays Capital U.S. Intermediate Aggregate Bond Index	07/31/03	5.06%	7.52%	6.09%	5.40%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Class A shares have a current maximum up-front sales charge of 4.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the July 27, 2010 prospectus as supplemented through September 1, 2010) are 0.81% and 0.60%; 1.02% and 0.85%; 1.81% and 1.60%; and 0.68% and 0.52%, respectively.

Value of a $10,000 Investment



Old Mutual Dwight Intermediate Fixed Income Fund, Class Z

Barclays Capital Intermediate U.S. Aggregate Bond Index

$15,054
$14,578

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of July 31, 2003 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of September 30, 2010 — % of Total Fund Investments



Asset-Backed Securities (6.8%)

Cash Equivalents (13.6%)

U.S. Treasury Obligations (11.9%)

U.S. Government Obligations (24.1%)

Corporate Bonds (26.4%)

Municipal Bonds (1.9%)

Mortgage Related (15.3%)

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Description	Face Amount (000)	Value (000)
Corporate Bond — 30.1%		
America Movil SAB de CV		
5.000%, 03/30/20	$ 280	$ 302
3.625%, 03/30/15	250	260
American Axle & Manufacturing Holdings 144A,		
9.250%, 01/15/17	160	175
Amgen		
3.450%, 10/01/20	90	91
Appleton Papers 144A,		
10.500%, 06/15/15	260	244
ArcelorMittal		
9.000%, 02/15/15	532	642
Ashtead Capital 144A,		
9.000%, 08/15/16	258	267
Ashtead Holdings 144A,		
8.625%, 08/01/15	44	45
AT&T		
5.800%, 02/15/19	52	62
Axtel SAB de CV 144A,		
9.000%, 09/22/19	210	194
Baltimore Gas & Electric		
5.900%, 10/01/16	226	266
Bank of America		
5.300%, 03/15/17	544	560
BorgWarner		
4.625%, 09/15/20	90	91
Canadian Imperial Bank of Commerce 144A,		
2.000%, 02/04/13	565	579
Caterpillar Financial Services, MTN,		
2.750%, 06/24/15	226	237
Citigroup		
4.750%, 05/19/15	249	262
Cleaver-Brooks 144A,		
12.250%, 05/01/16	72	74
CNH America		
7.250%, 01/15/16	210	224
Comcast		
5.150%, 03/01/20	293	320
Con-way		
7.250%, 01/15/18	25	28
6.700%, 05/01/34	182	174
Corn Products International		
4.625%, 11/01/20	120	123
3.200%, 11/01/15	65	66
Covidien International Finance		
2.800%, 06/15/15	201	208
Denbury Resources		
9.750%, 03/01/16	186	209
Diamond Offshore Drilling		
5.875%, 05/01/19	168	192
Discover Bank		
7.000%, 04/15/20	297	323

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
Embarq		
7.082%, 06/01/16	$ 560	$ 622
Enterprise Products Operating		
9.750%, 01/31/14	154	189
5.200%, 09/01/20	191	207
Equinox Holdings 144A,		
9.500%, 02/01/16	190	194
ERAC USA Finance 144A,		
5.250%, 10/01/20	162	173
Exelon		
4.900%, 06/15/15	300	329
Fiserv		
4.625%, 10/01/20	110	111
3.125%, 10/01/15	197	200
Ford Motor Credit		
7.000%, 04/15/15	200	214
France Telecom SA		
2.125%, 09/16/15	70	70
Freeport-McMoRan Copper & Gold		
8.375%, 04/01/17	109	122
Frontier Communications		
8.125%, 10/01/18	57	62
General Electric Capital		
2.800%, 01/08/13	700	721
General Electric Capital, MTN,		
5.720%, 08/22/11	305	309
Genworth Financial		
7.700%, 06/15/20	202	214
Geokinetics Holdings 144A,		
9.750%, 12/15/14	157	137
Goldman Sachs Group		
5.950%, 01/18/18	265	291
Goodyear Tire & Rubber		
10.500%, 05/15/16	405	459
Headwaters		
11.375%, 11/01/14	342	364
Hewlett-Packard		
2.125%, 09/13/15	130	131
1.250%, 09/13/13	35	35
HSBC USA		
5.000%, 09/27/20	198	198
Hutchison Whampoa International 144A,		
5.750%, 09/11/19	142	158
Ingersoll-Rand Global Holding		
9.500%, 04/15/14	95	118
Interface		
11.375%, 11/01/13	190	216
International Game Technology		
5.500%, 06/15/20	70	75
JPMorgan Chase		
4.400%, 07/22/20	470	481
Kraft Foods		
5.375%, 02/10/20	140	156

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
Kratos Defense & Security Solutions		
10.000%, 06/01/17	$ 64	$ 68
Landry's Restaurants		
11.625%, 12/01/15	250	264
Ltd Brands		
8.500%, 06/15/19	220	256
Macy's Retail Holdings		
5.350%, 03/15/12	46	48
Manufacturers & Traders Trust		
6.625%, 12/04/17	225	263
Morgan Stanley		
4.200%, 11/20/14	231	239
Nabors Industries		
6.150%, 02/15/18	100	111
National Semiconductor		
3.950%, 04/15/15	290	304
Navistar International		
8.250%, 11/01/21	233	249
NBC Universal 144A,		
4.375%, 04/01/21	200	202
2.875%, 04/01/16	250	250
NCL		
11.750%, 11/15/16	195	218
Nevada Power		
7.125%, 03/15/19	206	256
Nexen		
6.200%, 07/30/19	215	251
Omnicom Group		
4.450%, 08/15/20	150	154
Oracle 144A,		
3.875%, 07/15/20	174	182
Overseas Shipholding Group		
8.125%, 03/30/18	333	346
Philip Morris International		
5.650%, 05/16/18	413	484
PNC Bank NA		
6.000%, 12/07/17	565	635
Protective Life		
7.375%, 10/15/19	400	450
Qwest Communications International		
8.000%, 10/01/15	120	130
Regions Bank		
7.500%, 05/15/18	176	185
Republic Services		
5.250%, 11/15/21	247	273
Royal Bank of Scotland		
4.875%, 03/16/15	107	113
Simon Property Group LP		
5.650%, 02/01/20	468	522
Southern Copper		
5.375%, 04/16/20	326	345
SunTrust Bank		
7.250%, 03/15/18	548	623

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
Target		
3.875%, 07/15/20	$ 233	$ 245
Teck Resources		
10.750%, 05/15/19	54	68
10.250%, 05/15/16	15	18
9.750%, 05/15/14	19	23
3.850%, 08/15/17	155	160
Tengizchevroil Finance SARL 144A,		
6.124%, 11/15/14	354	374
Terex		
10.875%, 06/01/16	284	324
Teva Pharmaceutical Finance II/III		
3.000%, 06/15/15	275	288
Teva Pharmaceutical Finance III		
1.500%, 06/15/12	155	157
Tyco International Finance		
3.375%, 10/15/15	418	441
UBS AG		
2.250%, 08/12/13	411	415
United Airlines		
12.750%, 07/15/12	411	461
United Maritime Group Finance		
11.750%, 06/15/15	316	317
Vale Overseas		
6.250%, 01/11/16	355	402
Valero Energy		
6.125%, 02/01/20	211	230
Verizon Wireless Capital		
5.550%, 02/01/14	1	1
Western Union 144A,		
5.253%, 04/01/20	94	102
Williams Partners LP		
3.800%, 02/15/15	455	479
Xcel Energy		
5.613%, 04/01/17	293	328
Xerox		
6.400%, 03/15/16	242	282
4.250%, 02/15/15	83	89
Xstrata Finance Canada 144A,		
5.500%, 11/16/11	55	58
Total Corporate Bond (Cost $23,648)		**25,457**
U.S. Government Agency Obligations — 27.3%		
FNMA		
6.500%, 11/01/36 (M)	528	578
6.000%, 03/01/34 (M)	248	272
6.000%, 08/01/34 (M)	242	264
6.000%, 02/01/36 TBA	354	387
6.000%, 06/01/36 (M)	1,592	1,730
6.000%, 03/01/38 (M)	1,177	1,282
6.000%, 04/01/39 (M)	2,265	2,469
5.967%, 10/01/36 (D)	24	26

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — continued		
FNMA — continued		
5.500%, 12/01/35 TBA	$ 827	$ 887
5.000%, 06/01/40 TBA	40	42
5.000%, 07/01/40 TBA	90	95
5.000%, 07/01/40 TBA	60	64
5.000%, 07/01/40 TBA	259	276
5.000%, 07/01/40 TBA	787	837
5.000%, 07/01/40 TBA	40	42
5.000%, 08/01/40 TBA	199	212
5.000%, 08/01/40 TBA	40	42
5.000%, 09/01/40 TBA	340	358
5.000%, 09/01/40 TBA	30	32
3.500%, 12/25/25 TBA	3,900	3,994
FHLMC Gold		
6.000%, 04/01/38	70	77
6.000%, 09/01/39	459	497
GNMA		
5.500%, 06/15/40	2,400	2,584
5.000%, 04/15/40 (M)	681	729
5.000%, 05/15/40	497	532
4.500%, 12/20/40 TBA	3,550	3,720
4.000%, 11/20/40 TBA	1,100	1,133
Total U.S. Government Agency Obligations (Cost $22,984)		**23,161**
U.S. Treasury Obligations — 13.5%		
U.S. Treasury Inflation Indexed Bonds		
2.375%, 01/15/25 (J)	260	346
U.S. Treasury Inflation Indexed Note		
2.000%, 01/15/14 (J)	520	658
2.000%, 07/15/14 (J)	520	650
U.S. Treasury Note		
2.625%, 08/15/20	1,854	1,871
1.750%, 04/15/13	144	148
1.250%, 08/31/15	1,260	1,260
1.000%, 04/30/12	3,250	3,283
0.750%, 08/15/13	317	318
0.625%, 06/30/12	118	119
0.375%, 08/31/12	2,820	2,818
Total U.S. Treasury Obligations (Cost $11,287)		**11,471**
Mortgage Related — 17.4%		
Adjustable Rate Mortgage Trust, CMO, Ser 2004-4, Cl 3A1 (E)		
3.145%, 03/25/35	9	9
Asset Securitization, Ser 1997-D5, Cl A1D (M)		
6.850%, 02/14/43	65	66
Banc of America Commercial Mortgage, CMBS, Ser 2004-5, Cl A4 (E)		
4.936%, 11/10/41	746	813

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Banc of America Commercial Mortgage, CMBS, Ser 2001-PB1, Cl A2 (M)		
5.787%, 05/11/35	$ 218	$ 223
Banc of America Commercial Mortgage, CMBS, Ser 2005-6, Cl A4		
5.346%, 09/10/47	310	313
Banc of America Commercial Mortgage, CMBS, Ser 2005-6, Cl A4 (E), (M)		
5.190%, 09/10/47	500	550
Banc of America Commercial Mortgage, CMBS, Ser 2006-5, Cl A1 (M)		
5.185%, 09/10/47	645	649
Commercial Mortgage Asset Trust, CMBS, Ser 1999-C1, Cl C (E)		
7.350%, 01/17/32	424	473
Credit Suisse First Boston Mortgage Securities, CMBS, Ser 1997-C2, Cl D (M)		
7.270%, 01/17/35	92	94
Fannie Mae REMICS, CMO, Ser 2003-65, Cl PC		
5.000%, 06/25/28	189	192
Fannie Mae REMICS, CMO, Ser 2005-5, Cl AB (M)		
5.000%, 04/25/32	2,829	2,991
Fannie Mae REMICS, CMO, Ser 2005-87, Cl PC (M)		
5.000%, 02/25/27	878	908
Fannie Mae REMICS, CMO, Ser 2007-78, Cl PB (I)		
6.000%, 08/25/31	200	209
FHLMC Multifamily Structured Pass Through Certificates, CMO, K001, Cl A3 (E), (M)		
5.469%, 01/25/12	13	14
Freddie Mac REMICS, CMO, 2975, Cl OE		
5.500%, 10/15/31	900	964
GMAC Commercial Mortgage Securities, CMBS, Ser 2003-C2, Cl A1 (M)		
4.576%, 05/10/40	615	647
GS Mortgage Securities II, CMBS, Ser 2004-GG2, Cl A4		
4.964%, 08/10/38	555	581
GSR Mortgage Loan Trust, CMO, Ser 2005-5F, Cl 1A1		
5.000%, 06/25/35	503	503

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2001-CIB2, Cl D (E), (M) 6.847%, 04/15/35	$ 150	$ 152
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2006-LDP9, Cl A3 5.336%, 05/15/47	185	193
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2005-C7, Cl AM (E) 5.263%, 11/15/40	555	570
Mastr Adjustable Rate Mortgages Trust, CMO, Ser 2004-13, Cl 3A6 (D), (M) 2.899%, 11/21/34	964	968
Merrill Lynch/Countrywide Commercial Mortgage Trust, CMBS, Ser 2006-4, Cl A1 (E), (M) 3.642%, 12/12/49	8	8
MLCC Mortgage Investors, CMO, Ser 2005-A, Cl A1 (D), (M) 0.494%, 03/25/30	13	12
Morgan Stanley Capital I, CMBS, Ser 2005-HQ7, Cl A1 (E), (M) 3.864%, 11/14/42	3	3
Morgan Stanley Capital I, CMBS, Ser 2007-T27, Cl A4 5.649%, 06/11/42	384	426
Morgan Stanley Dean Witter Capital I, CMBS, Ser 2001-TOP3, Cl A4 (M) 6.390%, 07/15/33	410	421
Morgan Stanley Dean Witter Capital I, CMBS, Ser 2002-HQ, Cl A3 (M) 6.510%, 04/15/34	52	55
PNC Mortgage Acceptance, CMBS, Ser 2001-C1, Cl A2 (M) 6.360%, 03/12/34	591	599
Protective Finance 144A, CMBS, Ser 2007-PLA, Cl A1 (M) 5.325%, 03/14/38	452	463
RBSCF Trust 144A, CMBS, Ser 2010-MB1, Cl A2 3.686%, 04/15/24	531	559
Wachovia Bank Commercial Mortgage Trust, CMBS, Ser 2005-C20, Cl AMFX (E), (M) 5.179%, 07/15/42	80	82
Total Mortgage Related (Cost $14,427)		14,710

Description	Face Amount (000)	Value (000)
Asset-Backed Securities — 7.8%		
Automobiles — 4.6%		
Bank of America Auto Trust, Ser 2010-2, Cl A3 1.310%, 07/15/14	$ 435	$ 439
Ford Credit Auto Owner Trust, Ser 2009-E, Cl A3 (M) 1.510%, 01/15/14	1,000	1,009
Honda Auto Receivables Owner Trust, Ser 2009-2, Cl A3 (M) 2.790%, 01/15/13	1,010	1,025
Mercedes-Benz Auto Receivables Trust, Ser 2010-1, Cl A3 1.420%, 08/15/14	250	253
Toyota Auto Receivables Owner Trust, Ser 2010-A, Cl A3 1.270%, 12/16/13	475	479
Toyota Auto Receivables Owner Trust, Ser 2010-B, Cl A3 1.040%, 02/18/14	310	312
Volkswagen Auto Loan Enhanced Trust, Ser 2008-1, Cl A3 (M) 4.500%, 07/20/12	348	351
Total Automobiles		3,868
Credit Card — 2.5%		
American Express Credit Account Master Trust, Ser 2009-1, Cl A (D) 1.607%, 12/15/14	240	245
BA Credit Card Trust, Ser 2010-A1, Cl A1 (D) 0.557%, 09/15/15	475	475
Capital One Multi-Asset Execution Trust, Ser 2007-A4, Cl A4 (D) 0.287%, 03/16/15	750	747
Capital One Multi-Asset Execution Trust, Ser 2009-A2, Cl A2 (M) 3.200%, 04/15/14	664	676
Total Credit Card		2,143
Home Equity — 0.2%		
CIT Group Home Equity Loan Trust, Ser 2002-1, Cl AF5 (H), (M) 6.710%, 02/25/33	4	2
Equivantage Home Equity Loan Trust, Ser 1996-3, Cl A3 (M) 7.700%, 09/25/27	4	4
HSBC Home Equity Loan Trust, Ser 2006-2, Cl A1 (D), (M) 0.407%, 03/20/36	61	57
Residential Asset Securities, Ser 2001-KS3, Cl AI6 (E), (M) 5.960%, 09/25/31	18	18

OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Description	Face Amount (000)/Shares	Value (000)
Home Equity — continued		
Soundview Home Equity Loan Trust, Ser 2006-OPT3, Cl 2A2 (D), (M) 0.374%, 06/25/36	$ 4	$ 4
Terwin Mortgage Trust, Ser 2005-14HE, Cl AF2 (H), (M) 4.849%, 08/25/36	76	71
Total Home Equity		156
Other — 0.5%		
Oil and Gas Royalty Trust 144A, Ser 2005-1A, Cl A (K) 5.090%, 07/28/12	67	69
TXU Electric Delivery Transition Bond, Ser 2004-1, Cl A2 (M) 4.810%, 11/17/14	322	337
Total Other		406
Total Asset-Backed Securities (Cost $6,516)		6,573
Municipal Bond — 2.2%		
East Bay Municipal Utility District 5.874%, 06/01/40	400	450
Louisiana Local Government Environmental Facilities Community Development Authority 1.520%, 02/01/18	440	446
New York City Municipal Water Finance Authority 6.011%, 06/15/42	230	256
Texas State Transportation Commission 5.178%, 04/01/30	210	226
Virginia Commonwealth Transportation Board 5.350%, 05/15/35	200	216
State of Washington 5.140%, 08/01/40	260	271
Total Municipal Bond (Cost $1,740)		1,865
Affiliated Mutual Fund — 15.4%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.10% (A)	13,045,162	13,045
Total Affiliated Mutual Fund (Cost $13,045)		13,045
Total Investments — 113.7% (Cost $93,647)		96,282
Other Assets and Liabilities, Net — (13.7)%		(11,573)
Total Net Assets — 100.0%		$ 84,709

For descriptions of abbreviations and footnotes, please refer to page 89.

Other Information:

The Old Mutual Dwight Intermediate Fixed Income Fund invested in option contracts during the six-month period ended September 30, 2010. The primary type of risk associated with these derivative instruments is foreign exchange risk. Refer to Note 2 in the Notes to Financial Statements for further discussion about the risks and the objectives for utilizing derivative instruments. The effects of these derivative instruments on the Fund's financial performance as reflected in the Statement of Operations are presented in the tables below.

The effects of derivative instruments on the Statement of Operations for the year ended September 30, 2010 are as follows (000):

Amount of Realized Gain or (Loss) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Purchased Options Contracts	Written Options Contracts	Total
Foreign exchange contracts	$(11)	$5	$(6)
Total	$(11)	$5	$(6)

Change in Unrealized Appreciation or (Depreciation) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Purchased Options Contracts	Written Options Contracts	Total
Foreign exchange contracts	$7	$(4)	$3
Total	$7	$(4)	$3

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of September 30, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Corporate Bond	$ —	$25,457	$—	$25,457
U.S. Government Agency Obligations	—	23,161	—	23,161
U.S. Treasury Obligations	—	11,471	—	11,471
Mortgage Related	—	14,710	—	14,710
Asset-Backed Securities	—	6,504	69	6,573
Municipal Bond	—	1,865	—	1,865
Affiliated Mutual Fund	13,045	—	—	13,045
Total Investments	$13,045	$83,168	$69	$96,282

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used in determining fair value (000).

	Investments
Balance as of March 31, 2010	$1,767
Realized gain (loss)	—
Change in unrealized appreciation (depreciation)	—
Accrued discounts/premiums	—
Net purchases (sales)	(998)
Transfers in and/or out of Level 3	(700)
Balance as of September 30, 2010	$ 69

The information used in the above reconciliation represents fiscal year to date activity for any investment in securities identified as using Level 3 inputs at either the beginning or the end of the current reporting period. Transfers in and/or out of Level 3 represents either the beginning value (for transfers in), or the ending value (for transfers out) of any security where a change in the input level occurred from the beginning to the end of the reporting period.

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL DWIGHT SHORT TERM FIXED INCOME FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Dwight Asset Management Company LLC

Performance Highlights

- *For the six-month period ended September 30, 2010, the Old Mutual Dwight Short Term Fixed Income Fund underperformed its benchmark, the BofA Merrill Lynch 1-3 Year U.S. Treasuries Index. The Fund's Class Z shares posted a 1.74% return versus a 1.78% return for the Index.*

- *The narrowing of yield spreads between most non-Treasury sectors of the short-term fixed-income market to that of comparable Treasury securities had a significant effect on the Fund's relative performance.*

- *The Fund maintained significant overweights to all the non-Treasury sectors of the short-term fixed-income market throughout the period. This proved beneficial to the Fund's relative performance by virtue of the narrowing of yield spreads on all the non-Treasury sectors with the exception of residential mortgage-backed securities.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended September 30, 2010, the Old Mutual Dwight Short Term Fixed Income Fund (the "Fund") underperformed its benchmark, the BofA Merrill Lynch 1-3 Year U.S. Treasuries Index (the "Index"). The Fund's Class Z shares posted a 1.74% return versus a 1.78% return for the Index. Performance for all share classes can be found on page 84.

Q. What investment environment did the Fund face during the past period?

A. Short-term interest rates fell to record-low levels over the course of the six-month period ending September 30, 2010. The yield on the five-year Treasury note, for example, fell nearly 0.50% to end the period at a level of 1.27%. Interest rates fell as the pace of economic activity — while positive — failed to alleviate the concerns of economic policymakers as to its sustainability. As a result, the attention of market participants was focused towards the end of the period on renewed efforts on the part of the Federal Reserve Board (the "Fed") to spur growth through additional outright purchases of Treasury securities for the Fed's investment account. Nonetheless, the economy did grow enough to cause investors to rediscover the usefulness of "risk assets" for their portfolios. As a result, yields on most non-Treasury sectors of the market compressed when compared to yields on comparable Treasury securities.

Q. Which market factors influenced the Fund's relative performance?

A. The narrowing of yield spreads between most non-Treasury sectors of the short-term fixed-income market to that of comparable Treasury securities had a significant effect on the Fund's relative performance.

Q. How did portfolio composition affect Fund performance?

A. The Fund maintained significant overweights to all the non-Treasury sectors of the short-term fixed-income market throughout the period. This proved beneficial to the Fund's relative performance by virtue of the narrowing of yield spreads on all the non-Treasury sectors with the exception of residential mortgage-backed securities.

Q. What is the investment outlook for the fixed-income market?

A. Dwight Asset Management Company LLC ("Dwight") believes that the economy will see a continuation of modest growth through the remainder of this calendar year and all of next. In this environment Dwight believes that overweights to non-Treasury sectors of the fixed-income market will continue to be rewarding to the Fund's shareholders. In addition, Dwight expects the Fund will continue to maintain both a slightly lower sensitivity to the effects of changes in interest rates than that of the benchmark and a significant exposure to Treasury Inflation Protected securities (TIPS). Dwight believes this exposure to TIPS will provide the Fund some insulation from the possibility that interest rates could rise sooner than expected should the economy find itself in a growth spurt early next year with the attendant implications for heightened inflation expectations.

*Top Ten Holdings
as of September 30, 2010**

U.S. Treasury Note 1.375%, 02/15/13	3.3%
FHLMC Gold 5.000%, 05/15/40	2.3%
U.S. Treasury Inflation Indexed Note 1.250%, 07/15/20	2.0%
U.S. Treasury Inflation Indexed Note 2.375%, 04/15/11	2.0%
CDP Financial 144A 3.000%, 11/25/14	2.0%
FMNA 5.500%, 08/01/22	1.9%
Ford Credit Auto Owner Trust Ser 2009-E, Cl A3 1.510%, 01/15/14	1.9%
Yale University, MTN 2.900%, 10/15/14	1.8%
US Central Federal Credit Union 1.900%, 10/19/12	1.8%
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2005-C7, Cl A2 5.103%, 11/15/30	1.7%
As a % of Total Fund Investments	20.7%

* Excludes short-term affiliated mutual fund.

Dwight Short Term Fixed Income Fund

OLD MUTUAL DWIGHT SHORT TERM FIXED INCOME FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of September 30, 2010

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	08/31/99	1.74%	3.52%	4.02%	3.93%	4.21%
Class A with load	07/31/03	(1.43)%	0.05%	2.79%	n/a	2.53%
Class A without load	07/31/03	1.61%	3.15%	3.80%	n/a	3.23%
Class C with load	07/31/03	0.46%	1.75%	3.27%	n/a	2.71%
Class C without load	07/31/03	1.46%	2.75%	3.27%	n/a	2.71%
Institutional Class	12/20/06[1]	1.92%	3.68%	n/a	n/a	4.24%
BofA Merrill Lynch 1-3 Year U.S. Treasuries Index	08/31/99	1.78%	2.53%	4.35%	4.21%	4.38%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

On October 1, 2004, the Fund's Shareholders approved a change in the Fund's investment goal and the Fund's investment strategy was changed accordingly. The performance information prior to October 1, 2004 shown is the performance of the Fund's previous strategy, which was to seek to provide investors with a level of current income higher than that of money market funds, while attempting to preserve principal and maintain a stable NAV per share. The Fund's performance prior to October 1, 2004 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 3.00% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after expense (reduction)/recoupment you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the July 29, 2009 prospectus as supplemented through September 1, 2010) are 0.64% and 0.72%; 0.98% and 0.97%; 1.52% and 1.47%; and 0.75% and 0.57%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 2000 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of September 30, 2010 — % of Total Fund Investments



84

Schedule of Investments

As of September 30, 2010 (Unaudited)

Description	Face Amount (000)	Value (000)
Corporate Bond — 30.9%		
Alabama Power		
4.850%, 12/15/12	$ 1,800	$ 1,947
Andrew W Mellon Foundation		
3.950%, 08/01/14	2,500	2,735
Bank of America		
5.375%, 09/11/12	1,350	1,439
Bank of Montreal 144A,		
2.850%, 06/09/15	2,000	2,105
Canadian Imperial Bank		
of Commerce 144A,		
2.000%, 02/04/13	1,740	1,784
CDP Financial 144A,		
3.000%, 11/25/14	3,500	3,634
Citigroup		
2.875%, 12/09/11	1,100	1,132
Citigroup Funding		
1.875%, 11/15/12	3,000	3,076
European Investment Bank		
3.250%, 02/15/11	1,680	1,699
3.000%, 04/08/14	2,200	2,343
Goldman Sachs Group		
3.250%, 06/15/12	2,000	2,091
Hewlett-Packard		
2.950%, 08/15/12	1,800	1,877
HSBC USA		
3.125%, 12/16/11	2,438	2,517
International Bank for		
Reconstruction & Development (D)		
0.468%, 03/04/11	2,000	2,002
Kreditanstalt fuer Wiederaufbau		
3.500%, 03/10/14	2,450	2,653
Kreditanstalt fuer Wiederaufbau, MTN, (D)		
0.571%, 03/02/11	2,000	2,001
Microsoft		
0.875%, 09/27/13	1,000	1,001
Morgan Stanley		
2.900%, 12/01/10	2,000	2,009
Pfizer		
4.450%, 03/15/12	1,800	1,895
PNC Funding		
2.300%, 06/22/12	1,500	1,545
Principal Life Income Funding Trusts		
5.150%, 06/17/11	2,500	2,580
Regions Bank		
3.250%, 12/09/11	2,124	2,193
Toronto-Dominion Bank 144A,		
2.200%, 07/29/15	1,300	1,317
US Central Federal Credit Union		
1.900%, 10/19/12	3,300	3,385
Westfield Capital/WT Finance		
Aust/ WEA Finance 144A,		
4.375%, 11/15/10	2,410	2,420
Yale University, MTN,		
2.900%, 10/15/14	3,212	3,400
Total Corporate Bond (Cost $54,866)		**56,780**

Description	Face Amount (000)	Value (000)
Mortgage Related — 19.5%		
Banc of America Commercial		
Mortgage, CMBS,		
Ser 2001-PB1, Cl A2		
5.787%, 05/11/35	$ 1,210	$ 1,240
Banc of America Commercial		
Mortgage, CMBS,		
Ser 2004-4, Cl A3		
4.128%, 07/10/42	164	164
Bear Stearns Commercial		
Mortgage Securities, CMBS,		
Ser 2002-PBW1, Cl A1 (E)		
3.970%, 11/11/35	174	177
Commercial Mortgage Pass		
Through Certificates, CMBS,		
Ser 2005-LP5, Cl A2		
4.630%, 05/10/43	245	249
Credit Suisse First Boston		
Mortgage Securities, CMBS,		
Ser 1997-C2, Cl D		
7.270%, 01/17/35	261	267
Fannie Mae REMICS, CMO,		
Ser 2006-63, Cl QB		
5.500%, 09/25/27	381	385
Fannie Mae REMICS, CMO,		
Ser 2007-79, Cl MA		
5.500%, 12/25/28	1,254	1,280
Fannie Mae REMICS, CMO,		
Ser 2003-92, Cl JW		
5.000%, 07/25/28	2,051	2,112
Fannie Mae REMICS, CMO,		
Ser 2005-5, Cl AB		
5.000%, 04/25/32	246	260
FDIC Structured Sale Guaranteed		
Notes 144A, CMO,		
Ser 2010-S1, Cl 2A		
3.250%, 04/25/38	1,913	1,952
Freddie Mac Reference REMIC, CMO,		
R007, Cl AC		
5.875%, 05/15/16	1,277	1,290
Freddie Mac REMICS, CMO,		
3316, Cl EA		
5.500%, 10/15/29	1,664	1,684
Freddie Mac REMICS, CMO,		
2592, Cl PE (M)		
5.000%, 01/15/17	871	894
Freddie Mac REMICS, CMO,		
2890, Cl QA		
5.000%, 01/15/18	438	446
Freddie Mac REMICS, CMO,		
2916, Cl YE		
5.000%, 11/15/26	868	886
Freddie Mac REMICS, CMO,		
2989, Cl TE		
5.000%, 12/15/22	914	931
Freddie Mac REMICS, CMO,		
3176, Cl HL		
5.000%, 02/15/28	706	708

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Freddie Mac REMICS, CMO, 3405, Cl PA 5.000%, 10/15/31	$ 1,323	$ 1,357
Freddie Mac REMICS, CMO, 2623, Cl AJ (M) 4.500%, 07/15/16	1,380	1,401
Freddie Mac REMICS, CMO, 2868, Cl BE 4.250%, 08/15/24	960	983
GE Capital Commercial Mortgage, CMBS, Ser 2001-2, Cl A4 6.290%, 08/11/33	1,850	1,899
Greenwich Capital Commercial Funding, CMBS, Ser 2005-GG3, Cl A2 4.305%, 08/10/42	1,423	1,450
GSR Mortgage Loan Trust, CMO, Ser 2005-AR3, Cl 3A2 (E)(K) 2.933%, 05/25/35	1,186	337
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2003-CB6, Cl A1 4.393%, 07/12/37	1,607	1,661
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2004-PNC1, Cl A2 4.555%, 06/12/41	509	512
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-LDP1, Cl A2 4.625%, 03/15/46	626	637
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2007-CB19, Cl A1 5.538%, 02/12/49	821	829
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2005-C7, Cl A2 5.103%, 11/15/30	3,248	3,254
Merrill Lynch/Countrywide Commercial Mortgage Trust, CMBS, Ser 2006-2, Cl A1 (E) 5.773%, 06/12/46	149	149
Merrill Lynch/Countrywide Commercial Mortgage Trust, CMBS, Ser 2007-9, Cl A1 4.277%, 09/12/49	371	372
MLCC Mortgage Investors, CMO, Ser 2004-1, Cl 1A (E) (M) 2.555%, 12/25/34	934	881

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Protective Finance 144A, CMBS, Ser 2007-PLA, Cl A1 5.325%, 03/14/38	$ 508	$ 520
Prudential Commercial Mortgage Trust, CMBS, Ser 2003-PWR1, Cl A1 3.669%, 02/11/36	481	484
Sequoia Mortgage Trust, CMO, Ser 2004-12, Cl A1 (D) (M) 0.527%, 01/20/35	908	746
Structured Asset Securities, CMO, Ser 2002-21A, Cl 4A1 (E) 2.668%, 11/25/32	1,656	1,495
Wells Fargo Mortgage Backed Securities Trust, CMO, Ser 2002-18, Cl 2A4 (M) 6.000%, 12/25/32	164	165
Wells Fargo Mortgage Backed Securities Trust, CMO, Ser 2005-AR3, Cl 2A1 (E) (M) 2.879%, 03/25/35	1,808	1,718
Total Mortgage Related (Cost $36,770)		35,775
U.S. Government Agency Obligations — 14.3%		
FHLB		
1.750%, 08/22/12	2,500	2,557
FNMA		
5.500%, 03/15/11 (M)	2,400	2,458
5.500%, 08/01/22	3,275	3,527
5.500%, 12/01/35 TBA	41	44
5.000%, 09/01/23	575	611
5.000%, 11/01/23	1,082	1,150
5.000%, 07/01/24	1,290	1,368
1.125%, 10/08/13 TBA	2,000	2,001
FHLMC		
2.125%, 03/23/12 (M)	2,000	2,049
1.750%, 06/15/12	1,800	1,839
1.600%, 10/15/12	2,000	2,001
FHLMC Gold		
5.500%, 06/15/40	200	215
5.000%, 12/01/23	1,093	1,162
5.000%, 05/01/24	889	945
5.000%, 05/15/40	4,079	4,364
Total U.S. Government Agency Obligations (Cost $25,992)		26,291
U.S. Treasury Obligations — 12.4%		
U.S. Treasury Inflation Indexed Note (J)		
3.500%, 01/15/11	2,200	2,780
2.375%, 04/15/11	3,300	3,669
1.250%, 07/15/20	3,500	3,671

Description	Face Amount (000)	Value (000)
U.S. Treasury Obligations — continued		
U.S. Treasury Note		
1.375%, 02/15/13	$ 6,000	$ 6,120
1.250%, 08/31/15	1,980	1,979
1.125%, 12/15/12	1,280	1,298
1.000%, 03/31/12	494	499
0.875%, 01/31/12	2,699	2,719
Total U.S. Treasury Obligations (Cost $22,508)		22,735
Asset-Backed Securities — 13.7%		
Automobile — 8.8%		
Ally Auto Receivables Trust, Ser 2010-1, Cl A3 1.450%, 05/15/14	433	438
Ally Auto Receivables Trust, Ser 2010-2, Cl A3 1.380%, 07/15/14	1,000	1,011
Ally Auto Receivables Trust, Ser 2010-3, Cl A3 1.110%, 10/15/14	1,225	1,231
AmeriCredit Automobile Receivables Trust, Ser 2009-1, Cl A3 3.040%, 10/15/13	2,820	2,888
BMW Vehicle Owner Trust, Ser 2010-A, Cl A3 1.390%, 04/25/14	1,000	1,012
Ford Credit Auto Owner Trust, Ser 2008-B, Cl A3A 4.280%, 05/15/12	945	956
Ford Credit Auto Owner Trust, Ser 2009-E, Cl A3 1.510%, 01/15/14	3,425	3,457
Ford Credit Auto Owner Trust, Ser 2010-A, Cl A3 1.320%, 06/15/14	1,500	1,515
Mercedes-Benz Auto Receivables Trust, Ser 2010-1, Cl A3 1.420%, 08/15/14	500	506
Toyota Auto Receivables Owner Trust, Ser 2010-A, Cl A3 1.270%, 12/16/13	1,000	1,008
Toyota Auto Receivables Owner Trust, Ser 2010-B, Cl A3 1.040%, 02/18/14	665	669
Toyota Auto Receivables Owner Trust, Ser 2010-C, Cl A3 0.770%, 04/15/14	1,395	1,395
Total Automobile		16,086

Description	Face Amount (000)/Shares	Value (000)
Credit Card — 2.2%		
American Express Credit Account Master Trust, Ser 2009-1, Cl A (D) 1.607%, 12/15/14	$ 1,500	$ 1,530
BA Credit Card Trust, Ser 2010-A1, Cl A1 (D) 0.557%, 09/15/15	1,000	1,000
Cabela's Master Credit Card Trust 144A, Ser 2009-1A, Cl A (D) 2.257%, 03/16/15	1,500	1,533
Total Credit Card		4,063
Other — 2.7%		
Entergy Gulf States Reconstruction Funding, Ser 2007-A, Cl A1 5.510%, 10/01/13	2,170	2,276
Entergy Texas Restoration Funding, Ser 2009-A, Cl A1 2.120%, 02/01/16	1,860	1,913
Fannie Mae Whole Loan, Ser 2001-W4, Cl AF5 (H) (M) 6.114%, 02/25/32	142	138
Oil and Gas Royalty Trust 144A, Ser 2005-1A, Cl A (K) 5.090%, 07/28/12	643	660
Total Other		4,987
Total Asset-Backed Securities (Cost $24,902)		25,136
Municipal Bond — 0.5%		
Louisiana Local Government Environmental Facilities Community Development Authority 1.110%, 02/01/16	950	956
Total Municipal Bond (Cost $950)		956
Affiliated Mutual Fund — 9.8%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.10% (A)	18,127,388	18,127
Total Affiliated Mutual Fund (Cost $18,127)		18,127
Total Investments — 101.1% (Cost $184,115)		185,800
Other Assets and Liabilities, Net — (1.1)%		(2,023)
Total Net Assets 100.0%		$ 183,777

For descriptions of abbreviations and footnotes, please refer to page 89.

OLD MUTUAL DWIGHT SHORT TERM FIXED INCOME FUND — concluded

SCHEDULE OF INVESTMENTS

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Corporate Bond	$ —	$ 56,780	$ —	$ 56,780
Mortgage Related	—	35,775	—	35,775
U.S. Government Agency Obligations	—	26,291	—	26,291
U.S. Treasury Obligations	—	22,735	—	22,735
Asset-Backed Securities	—	23,081	2,055	25,136
Municipal Bond	—	956	—	956
Affiliated Mutual Fund	18,127	—	—	18,127
Total Investments	$18,127	$165,618	$ 2,055	$185,800

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used in determining fair value (000).

	Investments
Balance as of March 31, 2010	$ 4,158
Realized gain (loss)	2
Change in unrealized appreciation (depreciation)	(14)
Accrued discounts/premiums	—
Net purchases (sales)	(242)
Transfers in and/or out of Level 3	(1,849)
Balance as of September 30, 2010	$ 2,055

The information used in the above reconciliation represents fiscal year to date activity for any investment in securities identified as using Level 3 inputs at either the beginning or the end of the current reporting period. Transfers in and/or out of Level 3 represents either the beginning value (for transfers in), or the ending value (for transfers out) of any security where a change in the input level occurred from the beginning to the end of the reporting period.

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

NOTES TO SCHEDULE OF INVESTMENTS

* Non-income producing security.

144A — Security exempt from registration under Rule 144A of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On September 30, 2010, the value of these securities amounted to $966 (000), representing 1.8% of the net assets of the Old Mutual Barrow Hanley Core Bond Fund, $7,997 (000), representing 5.6% of the net assets of the Old Mutual Cash Reserves Fund, $3,411 (000), representing 35.6% of the net assets of the Old Mutual Dwight High Yield Fund, $4,499 (000), representing 5.3% of the net assets of the Dwight Intermediate Fixed Income Fund and $15,925 (000), representing 8.7% of the net assets of the Dwight Short Term Fixed Income Fund.

(A) — Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of September 30, 2010.

(B) — All or a portion of this security is held as cover for securities sold short.

(C) — All or a portion of this security is held as required margin for open futures contracts. The rate reported represents the effective yield at the time of purchase.

(D) — Floating Rate Security - The rate reported represents the security's rate as of September 30, 2010.

(E) — Variable Rate Security - The rate reported represents the effective yield at the time of purchase.

(F) — Discount Note - the rate reported on the Schedule of Investments represents the effective yield at the time of purchase.

(G) — Tri-party repurchase agreement.

(H) — The rate shown reflects the coupon rate after the step date.

(I) — Interest Only.

(J) — Inflation-Indexed Bond - The principal amount of this security is adjusted for inflation.

(K) — Security deemed to be illiquid. The Fund may not invest more than 15% of its net assets in illiquid securities. On September 30, 2010, the value of these securities amounted to $69 (000), representing 0.1% of the net assets of the Old Mutual Dwight Intermediate Fixed Income Fund and $997 (000), representing 0.5% of the net assets of the Old Mutual Dwight Short Term Fixed Income Fund.

(L) — Security is in default. Issuer has failed to make a timely payment of either principal or interest or has failed to comply with some provision of the bond indenture.

(M) — All or a portion of this security is held as cover for TBAs.

ADR — American Depositary Receipt

Cl — Class

CMBS — Commercial Mortgage-Backed Security

CMO — Collateralized Mortgage Obligation

FHLB — Federal Home Loan Bank

FHLMC — Federal Home Loan Mortgage Corporation

FNMA — Federal National Mortgage Association

GNMA — Government National Mortgage Association

HMO — Health Maintenance Organization

ISP — Internet Service Provider

LP — Limited Partnership

MTN — Medium Term Note

R&D — Research and Development

REITs — Real Estate Investment Trusts

REMICS — Real Estate Mortgage Investment Conduit

Ser — Series

TBA — Security traded under delayed delivery commitments settling after September 30, 2010. Income on this security will not be earned until the settlement date.

Amounts designated as "—" are either $0 or have been rounded to $0.

Cost figures are shown with "000's" omitted.

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares)

AS OF SEPTEMBER 30, 2010 (UNAUDITED)

	Old Mutual Analytic U.S. Long/Short Fund
Assets:	
Investment Securities, at cost	$ 53,674
Investment in Affiliated Mutual Fund, at cost	1,418
Investment Securities, at value	$ 56,779
Investment in Affiliated Mutual Fund, at value	1,418
Cash Deposits Held at Prime Broker	21
Receivable for Capital Shares Sold	34
Receivable for Investment Securities Sold	4,816
Receivable for Dividends and Interest	136
Receivable from Investment Adviser	—
Other Assets	12
Total Assets	63,216
Liabilities:	
Securities Sold Short, at Value (Proceeds received of $9,478, $—, $—, $—,$—)	9,403
Payable to Investment Adviser	6
Payable for Management Fees	34
Payable for Capital Shares Redeemed	4,092
Payable for Investment Securities Purchased	1,027
Payable to Custodian	—
Payable for Trustees' Fees	7
Payable for Distribution and Service Fees	—
Variation Margin Payable on Futures Contracts	14
Accrued Expenses	67
Total Liabilities	14,650
Net Assets	$ 48,566
Net Assets:	
Paid-in Capital†	$ 121,332
Undistributed (Distributions in Excess of) Net Investment Income/ (Accumulated Net Investment Loss)	1,224
Accumulated Net Realized Loss on Investments, Futures Contracts and Securities Sold Short	(77,198)
Net Unrealized Appreciation on Investments, Futures Contracts and Securities Sold Short	3,208
Net Assets	$ 48,566
Net Assets – Class Z	$ 36,650
Net Assets – Class A	3,146
Net Assets – Institutional Class	8,770
Outstanding Shares of Beneficial Interest – Class Z	3,615,970
Outstanding Shares of Beneficial Interest – Class A	313,550
Outstanding Shares of Beneficial Interest – Institutional Class	862,361
Net Asset Value, Offering and Redemption Price Per Share – Class Z*	$ 10.14
Net Asset Value and Redemption Price Per Share – Class A*	$ 10.03
Maximum Offering Price Per Share Class A**	$ 10.64
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class*	$ 10.17

† Par Value of $0.001, unlimited authorization

* Net assets divided by shares may not calculate to the stated NAV because the amounts are shown rounded.

** Maximum Offering Price Per Share is equal to Net Asset Value/94.25%

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Barrow Hanley Value Fund	Old Mutual Focused Fund	Old Mutual Heitman REIT Fund	Old Mutual Large Cap Growth Fund
$ 121,473	$ 533,706	$ 45,158	$ 156,847
—	16,596	267	4,675
$ 130,588	$ 559,522	$ 60,393	$ 195,012
—	16,596	267	4,675
—	—	—	—
90	206	4	19
775	12,992	1,068	—
365	599	137	171
2	176	—	—
21	80	10	25
131,841	590,171	61,879	199,902
—	—	—	—
—	—	2	44
80	341	46	111
318	528	32	137
—	6,858	1,079	—
305	—	—	—
5	25	2	7
—	2	—	—
—	—	—	—
34	461	26	176
742	8,215	1,187	475
$ 131,099	$ 581,956	$ 60,692	$ 199,427
$ 145,968	$ 1,797,763	$ 61,521	$ 496,870
1,223	1,640	(2,690)	338
(25,207)	(1,243,263)	(13,374)	(335,946)
9,115	25,816	15,235	38,165
$ 131,099	$ 581,956	$ 60,692	$ 199,427
$ 86,476	$ 522,480	$ 43,739	$ 171,976
2,195	32,597	6,293	999
42,428	26,879	10,660	26,452
14,825,205	26,905,364	5,769,905	10,459,630
377,539	1,699,826	834,582	61,737
7,284,072	1,380,516	1,413,285	1,599,039
$ 5.83	$ 19.42	$ 7.58	$ 16.44
$ 5.81	$ 19.18	$ 7.54	$ 16.18
$ 6.16	$ 20.35	$ 8.00	$ 17.17
$ 5.82	$ 19.47	$ 7.54	$ 16.54

	Old Mutual Strategic Small Company Fund
Assets:	
Investment Securities, at cost	$ 83,465
Investment in Affiliated Mutual Fund, at cost	1,255
Investment Securities, at value	$ 97,640
Investment in Affiliated Mutual Fund, at value	1,255
Repurchase Agreement, at value	—
Cash	—
Receivable for Capital Shares Sold	14
Receivable for Investment Securities Sold	1,846
Receivable for Dividends and Interest	31
Receivable from Investment Adviser	31
Other Assets	13
Total Assets	100,830
Liabilities:	
Payable to Investment Adviser	—
Payable for Management Fees	74
Payable for Capital Shares Redeemed	71
Payable for Investment Securities Purchased	1,757
Payable for Trustees' Fees	4
Accrued Expenses	116
Total Liabilities	2,022
Net Assets	$ 98,808
Net Assets:	
Paid-in Capital†	$ 141,321
Undistributed (Distribution in Excess of) Net Investment Income/ (Accumulated Net Investment Loss)	(268)
Accumulated Net Realized Gain (Loss) on Investments	(56,420)
Net Unrealized Appreciation on Investments	14,175
Net Assets	$ 98,808
Net Assets – Class Z	$ 97,311
Net Assets – Class A	884
Net Assets – Institutional Class	613
Outstanding Shares of Beneficial Interest – Class Z	10,403,363
Outstanding Shares of Beneficial Interest – Class A	96,610
Outstanding Shares of Beneficial Interest – Institutional Class	65,233
Net Asset Value, Offering and Redemption Price Per Share – Class Z*	$ 9.35
Net Asset Value and Redemption Price Per Share – Class A*	$ 9.15
Maximum Offering Price Per Share Class A**	$ 9.71
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class*	$ 9.40

† Par Value of $0.001, unlimited authorization
* Net assets divided by shares may not calculate to the stated NAV because the amounts are shown rounded.
** Maximum Offering Price Per Share is equal to Net Asset Value/94.25%
N/A — Not Applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual TS&W Mid-Cap Value Fund	Old Mutual TS&W Small Cap Value Fund	Old Mutual Barrow Hanley Core Bond Fund	Old Mutual Cash Reserves Fund
$ 229,496	$ 86,333	$ 48,045	$ 143,817
13,523	1,980	733	—
$ 257,821	$ 100,253	$ 51,479	$ 99,817
13,523	1,980	733	—
—	—	—	44,000
—	—	—	66
6,560	47	—	126
—	186	—	—
663	134	530	20
23	—	5	24
34	19	7	20
278,624	102,619	52,754	144,073
—	2	—	—
205	82	27	21
69	8	—	7
2,300	164	—	—
7	3	2	1
67	39	12	33
2,648	298	41	62
$ 275,976	$ 102,321	$ 52,713	$ 144,011
$ 296,335	$ 97,279	$ 48,652	$ 144,010
1,505	(19)	(38)	1
(50,189)	(8,859)	665	—
28,325	13,920	3,434	—
$ 275,976	$ 102,321	$ 52,713	$ 144,011
$ 70,105	$ 81,866	N/A	$ 24,304
5,236	3,865	N/A	808
200,635	16,590	$ 52,713	118,899
8,712,604	5,122,766	N/A	24,312,165
656,993	247,710	N/A	807,669
24,925,774	1,033,414	4,867,702	118,898,400
$ 8.05	$ 15.98	N/A	$ 1.00
$ 7.97	$ 15.60	N/A	$ 1.00
$ 8.46	$ 16.55	N/A	N/A
$ 8.05	$ 16.05	$ 10.83	$ 1.00

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares) — concluded

AS OF SEPTEMBER 30, 2010 (UNAUDITED)

	Old Mutual Dwight High Yield Fund	Old Mutual Dwight Intermediate Fixed Income Fund	Old Mutual Dwight Short Term Fixed Income Fund
Assets:			
Investment Securities, at cost	$ 9,198	$ 80,602	$ 165,988
Investment in Affiliated Mutual Fund, at cost	191	13,045	18,127
Investment Securities, at value	$ 9,070	$ 83,237	$ 167,673
Investment in Affiliated Mutual Fund, at value	191	13,045	18,127
Receivable for Capital Shares Sold	—	47	216
Receivable for Investment Securities Sold	758	31,483	4,093
Receivable for Dividends and Interest	222	564	866
Receivable from Investment Adviser	3	16	—
Other Assets	—	21	26
Total Assets	10,244	128,413	191,001
Liabilities:			
Payable to Investment Adviser	—	—	49
Payable for Management Fees	6	32	69
Payable for Capital Shares Redeemed	—	360	962
Payable for Investment Securities Purchased	665	43,179	6,060
Payable to Custodian	—	89	30
Payable for Trustees' Fees	1	4	7
Payable for Distribution and Service Fees	—	5	3
Accrued Expenses	1	35	44
Total Liabilities	673	43,704	7,224
Net Assets	$ 9,571	$ 84,709	$ 183,777
Net Assets:			
Paid-in Capital†	$ 8,922	$ 78,540	$ 183,047
Undistributed (Distributions in Excess of) Net Investment Income/ (Accumulated Net Investment Loss)	20	(123)	(266)
Accumulated Net Realized Gain (Loss) on Investments, Written Options and Futures Contracts	757	3,657	(689)
Net Unrealized Appreciation (Depreciation) on Investments	(128)	2,635	1,685
Net Assets	$ 9,571	$ 84,709	$ 183,777
Net Assets – Class Z	N/A	$ 9,958	$ 126,853
Net Assets – Class A	N/A	44,773	25,755
Net Assets – Class C	N/A	15,927	13,418
Net Assets – Institutional Class	$ 9,571	14,051	17,751
Outstanding Shares of Beneficial Interest – Class Z	N/A	946,219	12,532,598
Outstanding Shares of Beneficial Interest – Class A	N/A	4,252,024	2,543,917
Outstanding Shares of Beneficial Interest – Class C	N/A	1,513,440	1,326,344
Outstanding Shares of Beneficial Interest – Institutional Class	887,688	1,333,802	1,754,570
Net Asset Value, Offering and Redemption Price Per Share – Class Z*	N/A	$ 10.52	$ 10.12
Net Asset Value and Redemption Price Per Share – Class A*	N/A	$ 10.53	$ 10.12
Maximum Offering Price Per Share Class A	N/A	$ 11.06**	$ 10.43***
Net Asset Value, Offering and Redemption Price Per Share – Class C††*	N/A	$ 10.52	$ 10.12
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class*	$ 10.78	$ 10.53	$ 10.12

† Par Value of $0.001, unlimited authorization

†† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's prospectus.

* Net assets divided by shares may not calculate to the stated NAV because the amounts are shown rounded.

** Maximum Offering Price Per Share is equal to Net Asset Value/95.25%

*** Maximum Offering Price Per Share is equal to Net Asset Value/97.00%

N/A — Not Applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

94

This page is intentionally left blank.

STATEMENTS OF OPERATIONS (000)

FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2010 (UNAUDITED)

	Old Mutual Analytic U.S. Long/Short Fund
Investment Income:	
Dividends	$ 1,259
Dividends from Affiliated Mutual Fund	—
Interest	1
Less: Foreign Taxes Withheld	—
Total Investment Income	1,260
Expenses:	
Management Fees	411
Distribution and Service fees:	
Class A	5
Professional Fees	25
Registration and SEC Fees	22
Custodian Fees	9
Printing Fees	12
Trustees' Fees	46
Transfer Agent Fees	65
Dividend Expense on Securities Sold Short	13
Interest Expense on Securities Sold Short	46
Other Expenses	13
Total Expenses	667
Less:	
Net (Waiver) Recoupment of Management Fees	(22)
Waiver of Trustee Fees[1]	(27)
Net Expenses	618
Net Investment Income	642
Net Realized Gain (Loss) from Security Transactions (including Securities Sold Short)	6,723
Net Realized Gain on Futures Contracts	61
Net Change in Unrealized Depreciation on Investments (including securities Sold Short)	(16,628)
Net Change in Unrealized Appreciation on Futures Contracts	24
Net Realized and Unrealized Gain (Loss) on Investments	(9,820)
Increase (Decrease) in Net Assets Resulting from Operations	$ (9,178)

[1] During the six-month period ended September 30, 2010, the Adviser voluntarily reimbursed the Funds for compensation paid to Trustees Emeritus. These amounts will not be eligible for recoupment by the Adviser in future periods.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Barrow Hanley Value Fund	Old Mutual Focused Fund	Old Mutual Heitman REIT Fund	Old Mutual Large Cap Growth Fund
$ 1,759	$ 4,477	$ 869	$ 1,302
—	2	—	—
—	—	—	—
(20)	—	(4)	(3)
1,739	4,479	865	1,299
505	2,130	274	680
2	41	9	1
25	115	13	36
18	24	19	18
4	19	4	5
10	229	9	80
47	204	20	65
73	1,400	49	430
—	—	—	—
—	—	—	—
12	46	5	13
696	4,208	402	1,328
(48)	(1,247)	(22)	(328)
(28)	(122)	(11)	(39)
620	2,839	369	961
1,119	1,640	496	338
(1,483)	5,265	5,799	3,932
—	—	—	—
(7,915)	(36,133)	(1,830)	(1,769)
—	—	—	—
(9,398)	(30,868)	3,969	2,163
$(8,279)	$(29,228)	$ 4,465	$ 2,501

STATEMENTS OF OPERATIONS (000) — continued

FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2010 (UNAUDITED)

	Old Mutual Strategic Small Company Fund
Investment Income:	
Dividends	$ 210
Dividends from Affiliated Mutual Fund	—
Interest	—
Less: Foreign Taxes Withheld	—
Total Investment Income	210
Expenses:	
Management Fees	487
Distribution and Service Fees:	
Class A	1
Professional Fees	19
Registration and SEC Fees	17
Custodian Fees	12
Printing Fees	49
Trustees' Fees	35
Transfer Agent Fees	253
Pricing Fees	1
Other Expenses	7
Total Expenses	881
Less:	
Net (Waiver) Recoupment of Management Fees	(195)
Waiver of Trustee Fees[2]	(21)
Reimbursement of Other Expenses by Adviser	—
Net Expenses	665
Net Investment Income (Loss)	(455)
Net Realized Gain from Security Transactions	6,271
Net Change in Unrealized Appreciation (Depreciation) on Investments	(7,504)
Net Realized and Unrealized Gain (Loss) on Investments	(1,233)
Increase (Decrease) in Net Assets Resulting from Operations	$(1,688)

[1] See Note 3.

[2] During the six-month period ended September 30, 2010, the Adviser voluntarily reimbursed the Funds for compensation paid to Trustees Emeritus. These amounts will not be eligible for recoupment by the Adviser in future periods.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual TS&W Mid-Cap Value Fund	Old Mutual TS&W Small Cap Value Fund	Old Mutual Barrow Hanley Core Bond Fund	Old Mutual Cash Reserves Fund
$ 2,694	$ 646	$ 1	$ —
2	—	—	—
—	—	1,317	99
(4)	—	—	—
2,692	646	1,318	99
1,182	541	171	57
6	5	—	1
45	20	11	10
20	19	12	19
7	4	2	8
23	13	—	15
81	38	18	12
113	62	—	74
—	1	15	3
15	7	5	19
1,492	710	234	218
(148)	(22)	(25)	(50)[1]
(47)	(23)	(11)	(7)
—	—	—	(87)[1]
1,297	665	198	74
1,395	(19)	1,120	25
7,538	8,428	932	—
(3,864)	(14,421)	1,042	—
3,674	(5,993)	1,974	—
$ 5,069	$ (6,012)	$3,094	$ 25

STATEMENTS OF OPERATIONS (000) — concluded

FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2010 (UNAUDITED)

	Old Mutual Dwight High Yield Fund	Old Mutual Dwight Intermediate Fixed Income Fund	Old Mutual Dwight Short Term Fixed Income Fund
Investment Income:			
Dividends	$ —	$ 4	$ 6
Dividends from Affiliated Mutual Fund	—	2	2
Interest	511	1,593	2,409
Total Investment Income	511	1,599	2,417
Expenses:			
Management Fees	34	204	436
Distribution and Service Fees:			
Class A	—	57	40
Class C	—	89	56
Professional Fees	2	18	35
Registration and SEC Fees	13	25	25
Custodian Fees	1	7	5
Printing Fees	—	12	11
Trustees' Fees	3	32	65
Transfer Agent Fees	—	54	75
Pricing Fees	3	18	8
Insurance Expense	2	7	13
Other Expenses	—	2	4
Total Expenses	58	525	773
Less:			
Net (Waiver) Recoupment of Management Fees	(17)	(103)	25
Waiver of Trustee Fees[1]	(2)	(18)	(37)
Net Expenses	39	404	761
Net Investment Income	472	1,195	1,656
Net Realized Gain from Security Transactions	313	2,220	1,106
Net Realized Gain on Written Options Contracts	—	5	—
Net Change in Unrealized Appreciation (Depreciation) on Investments	(206)	362	564
Net Change in Unrealized Depreciation on Written Options Contracts	—	(4)	—
Net Realized and Unrealized Gain on Investments	107	2,583	1,670
Increase in Net Assets Resulting from Operations	$ 579	$ 3,778	$ 3,326

[1] During the six-month period ended September 30, 2010, the Adviser voluntarily reimbursed the Funds for compensation paid to Trustees Emeritus. These amounts will not be eligible for recoupment by the Adviser in future periods.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

This page is intentionally left blank.

Statements of Changes in Net Assets (000)

	Old Mutual Analytic U.S. Long/Short Fund	
	4/1/10 to 9/30/10 (Unaudited)	4/1/09 to 3/31/10
Investment Activities:		
Net Investment Income	$ 642	$ 1,754
Net Realized Gain (Loss) from Investments (including Securities Sold Short) and Futures Contracts	6,784	26,586
Net Change in Unrealized Appreciation (Depreciation) on Investments (including Securities Sold Short) and Futures Contracts	(16,604)	31,435
Net Increase (Decrease) in Net Assets Resulting from Operations	(9,178)	59,775
Dividends and Distributions to Shareholders From:		
Net Investment Income:		
Class Z	—	(1,239)
Class A	—	(27)
Class C	—	—
Institutional Class	—	(252)
Net Realized Gains from Investment Transactions:		
Class Z	—	—
Class A	—	—
Institutional Class	—	—
Return of Capital		
Class Z	—	—
Institutional Class	—	—
Total Dividends and Distributions	—	(1,518)
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions[1]	(87,944)	(95,467)
Total Increase (Decrease) in Net Assets	(97,122)	(37,210)
Net Assets:		
Beginning of Period	145,688	182,898
End of Period	$ 48,566	$ 145,688
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ 1,224	$ 582

[1] See Note 5.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Barrow Hanley Value Fund		Old Mutual Focused Fund		Old Mutual Heitman REIT Fund		Old Mutual Large Cap Growth Fund	
	4/1/10 to 9/30/10 (Unaudited)	4/1/09 to 3/31/10	4/1/10 to 9/30/10 (Unaudited)	4/1/09 to 3/31/10	4/1/10 to 9/30/10 (Unaudited)	4/1/09 to 3/31/10	4/1/10 to 9/30/10 (Unaudited)	4/1/09 to 3/31/10
	$ 1,119	$ 2,703	$ 1,640	$ 1,388	$ 496	$ 1,007	$ 338	$ 515
	(1,483)	(19,147)	5,265	103,041	5,799	3,159	3,932	5,496
	(7,915)	78,252	(36,133)	(41,764)	(1,830)	26,027	(1,769)	60,472
	(8,279)	61,808	(29,228)	62,665	4,465	30,193	2,501	66,483
	(306)	(1,702)	(995)	(561)	(319)	(788)	—	(567)
	(4)	(46)	(13)	(140)	(39)	(154)	—	(1)
	—	(8)	—	—	—	(5)	—	—
	(179)	(1,330)	(79)	(148)	(102)	(160)	—	(111)
	—	—	(32,303)	—	—	—	—	—
	—	—	(2,023)	—	—	—	—	—
	—	—	(1,673)	—	—	—	—	—
	—	—	—	—	—	—	—	(63)
	—	—	—	—	—	—	—	(55)
	(489)	(3,086)	(37,086)	(849)	(460)	(1,107)	—	(797)
	(2,687)	(31,253)	6,201	519,249	(6,609)	4,034	(10,058)	(854)
	(11,455)	27,469	(60,113)	581,065	(2,604)	33,120	(7,557)	64,832
	142,554	115,085	642,069	61,004	63,296	30,176	206,984	142,152
	$ 131,099	$ 142,554	$ 581,956	$ 642,069	$ 60,692	$ 63,296	$ 199,427	$ 206,984
	$ 1,223	$ 593	$ 1,640	$ 1,087	$ (2,690)	$ (2,726)	$ 338	$ —

Statements of Changes in Net Assets (000) — continued

	Old Mutual Strategic Small Company Fund	
	4/1/10 to 9/30/10 (Unaudited)	4/1/09 to 3/31/10
Investment Activities:		
Net Investment Income (Loss)	$ (455)	$ (671)
Net Increase from Payment by Affiliates[1]	—	46
Net Realized Gain (Loss) from Investments	6,271	14,866
Net Change in Unrealized Appreciation (Depreciation) on Investments	(7,504)	25,979
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,688)	40,220
Dividends and Distributions to Shareholders From:		
Net Investment Income:		
Class Z	—	(250)
Class A	—	(1)
Class C	—	—
Institutional Class	—	(14)
Net Realized Gains from Investment Transactions:		
Institutional Class	—	—
Total Dividends and Distributions	—	(265)
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions[2]	(11,068)	(20,625)
Total Increase (Decrease) in Net Assets	(12,756)	19,330
Net Assets:		
Beginning of Period	111,564	92,234
End of Period	$ 98,808	$ 111,564
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ (268)	$ 187

[1] See Note 2.

[2] See Note 5.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual TS&W Mid-Cap Value Fund		Old Mutual TS&W Small Cap Value Fund		Old Mutual Barrow Hanley Core Bond Fund		Old Mutual Cash Reserves Fund	
	4/1/10 to 9/30/10 (Unaudited)	4/1/09 to 3/31/10	4/1/10 to 9/30/10 (Unaudited)	4/1/09 to 3/31/10	4/1/10 to 9/30/10 (Unaudited)	4/1/09 to 3/31/10	4/1/10 to 9/30/10 (Unaudited)	4/1/09 to 3/31/10
	$ 1,395	$ 1,545	$ (19)	$ 191	$ 1,120	$ 2,346	$ 25	$ 30
	—	—	—	—	—	—	—	—
	7,538	19,740	8,428	2,004	932	(225)	—	—
	(3,864)	43,872	(14,421)	33,426	1,042	3,755	—	—
	5,069	65,157	(6,012)	35,621	3,094	5,876	25	30
	—	(375)	—	(146)	—	—	(3)	(29)
	—	(12)	—	(1)	—	—	—	(1)
	—	—	—	—	—	—	—	(1)
	—	(927)	—	(88)	(1,159)	(2,357)	(21)	—
	—	—	—	—	—	(1,256)	—	—
	—	(1,314)	—	(235)	(1,159)	(3,613)	(24)	(31)
	16,727	65,306	(10,134)	23,388	(6,613)	12,037	103,918	3,086
	21,796	129,149	(16,146)	58,774	(4,678)	14,300	103,919	3,085
	254,180	125,031	118,467	59,693	57,391	43,091	40,092	37,007
	$275,976	$254,180	$102,321	$118,467	$ 52,713	$57,391	$144,011	$40,092
	$ 1,505	$ 110	$ (19)	$ —	$ (38)	$ 1	$ 1	$ —

STATEMENTS OF CHANGES IN NET ASSETS (000)— concluded

	Old Mutual Dwight High Yield Fund	
	4/1/10 to 9/30/10 (Unaudited)	4/1/09 to 3/31/10
Investment Activities:		
Net Investment Income	$ 472	$ 1,688
Net Realized Gain from Investments and Futures Contracts	313	1,116
Net Change in Unrealized Appreciation (Depreciation) on Investments and Written Options Contracts	(206)	2,869
Net Increase in Net Assets Resulting from Operations	579	5,673
Dividends and Distributions to Shareholders From:		
Net Investment Income:		
Class Z	—	—
Class A	—	—
Class C	—	—
Institutional Class	(470)	(1,645)
Net Realized Gains from Investment Transactions:		
Class Z	—	—
Class A	—	—
Class C	—	—
Institutional Class	—	(165)
Total Dividends and Distributions	(470)	(1,810)
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions[1]	(538)	(3,189)
Total Increase (Decrease) in Net Assets	(429)	674
Net Assets:		
Beginning of Period	10,000	9,326
End of Period	$ 9,571	$10,000
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ 20	$ 18

[1] See Note 5.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Dwight Intermediate Fixed Income Fund		Old Mutual Dwight Short Term Fixed Income Fund	
	4/1/10 to 9/30/10 (Unaudited)	4/1/09 to 3/31/10	4/1/10 to 9/30/10 (Unaudited)	4/1/09 to 3/31/10
	$ 1,195	$ 3,567	$ 1,656	$ 5,159
	2,225	2,313	1,106	936
	358	3,299	564	5,091
	3,778	9,179	3,326	11,186
	(162)	(374)	(1,342)	(3,601)
	(681)	(1,981)	(288)	(1,070)
	(198)	(665)	(99)	(312)
	(278)	(643)	(185)	(202)
	—	(91)	—	—
	—	(539)	—	—
	—	(218)	—	—
	—	(167)	—	—
	(1,319)	(4,678)	(1,914)	(5,185)
	(20,299)	21,375	(28,686)	33,934
	(17,840)	25,876	(27,274)	39,935
	102,549	76,673	211,051	171,116
	$ 84,709	$ 102,549	$ 183,777	$ 211,051
	$ (123)	$ 1	$ (266)	$ (8)

STATEMENT OF CASH FLOWS (000)

FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2010 (UNAUDITED)

	Old Mutual Analytic U.S. Long/Short Fund
Cash Flows Provided From (Used In) Operating Activities:	
Interest and Dividends Received (Excludes Net of Amortization/Accretion of $1)	$ 1,465
Purchases of Long-term Investments Securities	(127,296)
Proceeds from Sales of Long-term Investments Securities	228,575
Net Cash Provided From Futures Contracts	93
Net Cash Used in Short Sales Transactions	(17,481)
Net Increase in Short-term Investments	(467)
Operating Expenses Paid	(682)
Net Cash Provided From Operating Activities	84,207
Cash Flows Provided From (Used In) Financing Activities:	
Decrease in Shares of Beneficial Interest Sold	(84,376)
Decrease in Payable to Custodian	(4)
Decrease in Deposits with Prime Brokers	173
Net Cash Used in Financing Activities	(84,207)
Net Change in Cash	—
Cash at Beginning of Year	—
Cash at End of Year	$ —
Reconciliation of Net Decrease in Net Assets from Operations to Net Cash Provided from Operating Activities:	
Net Decrease in Net Assets Resulting from Operations	$ (9,178)
Decrease in Investments	95,111
Accretion of Discount on Investments	(1)
Decrease in Dividends and Interest Receivable	206
Increase in Payable for Securities Purchased	547
Increase in Variation Margin Payable	8
Increase in Other Assets	(9)
Decrease in Accrued Expenses	(114)
Increase in Receivable for Securities Sold	(2,363)
Total Adjustments	93,385
Net Cash Provided From Operating Activities	$ 84,207

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout Each Year or Period ended March 31, (unless otherwise noted) and for the Six-Month Period ended September 30, 2010 (Unaudited)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL ANALYTIC U.S. LONG/SHORT FUND															
Class Z															
2010[>]	$ 10.76	$ 0.06	$ (0.68)	$(0.62)	$ —	$ —	$ —	$ —	$ 10.14	(5.76)%	$ 36,650	1.21%[@]	1.26%	1.23%	109.61%
2010	7.85	0.10	2.90	3.00	(0.09)	—	(0.09)	—	10.76	38.30%	125,337	1.28%[@]	1.23%	1.01%	199.77%
2009	13.11	0.06	(5.29)	(5.23)	(0.03)	—	(0.03)	—	7.85	(39.91)%	149,755	1.83%[@]	1.69%	0.57%	184.31%
2008	14.20	0.03	(1.09)	(1.06)	(0.03)	—	(0.03)	—	13.11	(7.47)%	46,374	1.45%[@]	1.83%	0.18%	235.64%
2007	11.70	0.08	2.46	2.54	(0.04)	—	(0.04)	—	14.20	21.74%	150,654	1.24%[@]	1.56%	0.59%	171.44%[8]
2006	10.60	0.05	1.13	1.18	(0.08)	—	(0.08)	—	11.70	11.16%	27,771	1.27%[@]	1.30%	0.47%	208.15%
Class A															
2010[>]	$ 10.67	$ 0.05	$ (0.69)	$(0.64)	$ —	$ —	$ —	$ —	$ 10.03	(6.00)%	$ 3,146	1.47%[@]	2.24%	1.07%	109.61%
2010	7.77	0.07	2.89	2.96	(0.06)	—	(0.06)	—	10.67	38.09%	4,616	1.53%[@]	1.97%	0.76%	199.77%
2009	13.02	0.01	(5.23)	(5.22)	(0.03)	—	(0.03)	—	7.77	(40.12)%	5,222	2.03%[@]	2.59%	0.07%	184.31%
2008	14.15	(0.03)	(1.05)	(1.08)	(0.05)	—	(0.05)	—	13.02	(7.66)%	14,468	1.87%[@]	2.75%	(0.19)%	235.64%
2007	11.68	0.05	2.44	2.49	(0.02)	—	(0.02)	—	14.15	21.33%	2,546	1.48%[@]	2.47%	0.39%	171.44%[8]
2006	10.58	0.03	1.13	1.16	(0.06)	—	(0.06)	—	11.68	10.97%	387	1.49%[@]	1.54%	0.29%	208.15%
Institutional Class															
2010[>]	$ 10.77	$ 0.08	$ (0.68)	$(0.60)	$ —	$ —	$ —	$ —	$ 10.17	(5.57)%	$ 8,770	1.02%[@]	1.22%	1.48%	109.61%
2010	7.86	0.11	2.92	3.03	(0.12)	—	(0.12)	—	10.77	38.60%	15,735	1.09%[@]	1.18%	1.16%	199.77%
2009	13.09	0.05	(5.25)	(5.20)	(0.03)	—	(0.03)	—	7.86	(39.73)%	24,956	1.60%[@]	1.71%	0.50%	184.31%
2008	14.20	0.02	(1.05)	(1.03)	(0.08)	—	(0.08)	—	13.09	(7.32)%	44,322	1.47%[@]	1.63%	0.18%	235.64%
2007[2]	13.51	0.03	0.66	0.69	—	—	—	—	14.20	5.11%	—	1.01%[@]	2,495.13%	0.73%	171.44%[8]
OLD MUTUAL BARROW HANLEY VALUE FUND															
Class Z															
2010[>]	$ 6.19	$ 0.05	$ (0.39)	$(0.34)	$(0.02)	$ —	$(0.02)	$ —	$ 5.83	(5.49)%	$ 86,476	0.95%	1.07%	1.64%	6.39%
2010	4.01	0.10	2.19	2.29	(0.11)	—	(0.11)	—	6.19	57.65%	88,766	1.00%	1.07%	1.87%	24.80%
2009	6.65	0.16	(2.68)	(2.52)	(0.12)	—	(0.12)	—	4.01	(38.29)%	67,325	1.10%	1.22%	3.03%	17.05%
2008	8.82	0.14	(0.97)	(0.83)	(0.20)	(1.14)	(1.34)	—	6.65	(11.49)%	86,801	1.10%	1.37%	1.59%	9.69%
2007	16.61	0.19	1.37	1.56	(0.21)	(9.14)	(9.35)	—	8.82	14.03%	124,884	1.10%	1.43%	1.52%	62.56%
2006	16.65	0.09	0.68	0.77	(0.14)	(0.67)	(0.81)	—	16.61	4.69%	311,142	1.37%	1.45%	0.51%	26.88%
Class A															
2010[>]	$ 6.17	$ 0.04	$ (0.39)	$(0.35)	$(0.01)	$ —	$(0.01)	$ —	$ 5.81	(5.66)%	$ 2,195	1.20%	2.08%	1.34%	6.39%
2010	4.00	0.09	2.17	2.26	(0.09)	—	(0.09)	—	6.17	57.05%	2,514	1.26%	1.76%	1.72%	24.80%
2009	6.64	0.14	(2.66)	(2.52)	(0.12)	—	(0.12)	—	4.00	(38.39)%	2,530	1.35%	2.23%	2.76%	17.05%
2008	8.80	0.12	(0.97)	(0.85)	(0.17)	(1.14)	(1.31)	—	6.64	(11.68)%	2,379	1.35%	2.38%	1.36%	9.69%
2007	16.58	0.15	1.38	1.53	(0.17)	(9.14)	(9.31)	—	8.80	13.86%	2,806	1.35%	1.79%	1.27%	62.56%
2006	16.62	0.06	0.65	0.71	(0.08)	(0.67)	(0.75)	—	16.58	4.34%	3,791	1.59%	1.66%	0.38%	26.88%
Institutional Class															
2010[>]	$ 6.18	$ 0.05	$ (0.39)	$(0.34)	$(0.02)	$ —	$(0.02)	$ —	$ 5.82	(5.45)%	$ 42,428	0.85%	0.91%	1.72%	6.39%
2010	4.01	0.11	2.18	2.29	(0.12)	—	(0.12)	—	6.18	57.64%	51,274	0.87%	0.90%	2.01%	24.80%
2009	6.63	0.17	(2.66)	(2.49)	(0.13)	—	(0.13)	—	4.01	(38.06)%	44,011	0.90%	1.02%	3.24%	17.05%
2008	8.83	0.41	(1.25)	(0.84)	(0.22)	(1.14)	(1.36)	—	6.63	(11.57)%	51,690	0.90%	1.02%	2.00%	9.69%
2007[2]	8.69	0.05	0.09	0.14	—	—	—	—	8.83	1.61%	—	0.93%	2,546.53%	2.10%	62.56%

The accompanying notes are an integral part of the financial statements.

109

Financial Highlights — continued

For a Share Outstanding Throughout Each Year or Period ended March 31, (unless otherwise noted) and for the Six-Month Period ended September 30, 2010 (Unaudited)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*,^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
Old Mutual Focused Fund																
Class Z																
2010[>]	$21.75	$ 0.06	$ (1.09)	$(1.03)	$(0.04)	$(1.26)	$ —	$(1.30)	$ —	$19.42	(4.43)%	$ 522,480	0.95%	1.44%	0.56%	48.00%
2010	14.58	0.10	7.20	7.30	(0.13)	—	—	(0.13)	—	21.75	50.14%	577,028	0.95%	1.38%	0.50%	318.10%
2009	21.84	0.25	(7.20)	(6.95)	(0.24)	(0.07)	—	(0.31)	—	14.58	(31.88)%	42,976	1.12%	1.45%	1.33%	309.24%
2008	23.53	0.19	(0.86)	(0.67)	(0.06)	(0.96)	—	(1.02)	—	21.84	(3.21)%	17,780	1.15%	1.36%	0.78%	97.93%
2007	20.36	0.13	3.10	3.23	(0.06)	—	—	(0.06)	—	23.53	15.85%	25,555	1.15%	1.44%	0.57%	95.63%
2006	18.61	0.02	1.82	1.84	(0.09)	—	—	(0.09)	—	20.36	9.88%	17,566	1.39%	1.47%	0.08%	110.47%
Class A																
2010[>]	$21.49	$ 0.03	$ (1.07)	$(1.04)	$(0.01)	$(1.26)	$ —	$(1.27)	$ —	$19.18	(4.55)%	$ 32,597	1.20%	1.37%	0.31%	48.00%
2010	14.44	0.10	7.08	7.18	(0.13)	—	—	(0.13)	—	21.49	49.80%	33,875	1.20%	1.38%	0.49%	318.10%
2009	21.68	0.18	(7.11)	(6.93)	(0.24)	(0.07)	—	(0.31)	—	14.44	(32.04)%	1,950	1.35%	2.76%	1.01%	309.24%
2008	23.39	0.11	(0.83)	(0.72)	(0.03)	(0.96)	—	(0.99)	—	21.68	(3.46)%	1,690	1.40%	2.20%	0.44%	97.93%
2007	20.29	0.12	3.03	3.15	(0.05)	—	—	(0.05)	—	23.39	15.52%	3,265	1.40%	1.73%	0.50%	95.63%
2006	18.55	(0.03)	1.81	1.78	(0.04)	—	—	(0.04)	—	20.29	9.59%	69	1.64%	1.72%	(0.15)%	110.47%
Institutional Class																
2010[>]	$21.81	$ 0.07	$ (1.09)	$(1.02)	$(0.06)	$(1.26)	$ —	$(1.32)	$ —	$19.47	(4.37)%	$ 26,879	0.80%	0.97%	0.71%	48.00%
2010	14.62	0.18	7.18	7.36	(0.17)	—	—	(0.17)	—	21.81	50.44%	31,166	0.80%	0.91%	0.91%	318.10%
2009	21.81	0.30	(7.17)	(6.87)	(0.25)	(0.07)	—	(0.32)	—	14.62	(31.58)%	15,451	0.71%	0.98%	1.60%	309.24%
2008	23.54	0.29	(0.93)	(0.64)	(0.13)	(0.96)	—	(1.09)	—	21.81	(3.12)%	23,097	0.80%	1.02%	1.46%	97.93%
2007[2]	24.26	0.06	(0.78)	(0.72)	—	—	—	—	—	23.54	(2.97)%	—	0.83%	2,604.40%	0.91%	95.63%
Old Mutual Heitman REIT Fund																
Class Z																
2010[>]	$ 7.10	$ 0.06	$ 0.48	$ 0.54	$(0.06)	$ —	$ —	$(0.06)	$ —	$ 7.58	7.54%	$ 43,739	1.23%	1.29%	1.63%	91.23%
2010	3.67	0.12	3.44	3.56	(0.13)	—	—	(0.13)	—	7.10	98.07%	41,059	1.25%	1.32%	2.20%	182.26%
2009	9.12	0.21	(5.50)	(5.29)	(0.16)	—	—	(0.16)	—	3.67	(58.68)%	23,233	1.07%	1.23%	2.97%	86.69%
2008	15.34	0.09	(2.85)	(2.76)	(0.27)	(3.19)	—	(3.46)	—	9.12	(18.90)%	68,843	1.25%	1.36%	0.71%	66.23%
2007	14.28	0.12	2.57	2.69	(0.30)	(1.33)	—	(1.63)	—	15.34	19.20%	181,763	1.25%	1.30%	0.79%	67.95%
2006	11.77	0.10	4.07	4.17	(0.19)	(1.36)	(0.11)[3]	(1.66)	—	14.28	37.47%	182,951	1.31%	1.31%	0.73%	69.95%
Class A																
2010[>]	$ 7.06	$ 0.05	$ 0.47	$ 0.52	$(0.04)	$ —	$ —	$(0.04)	$ —	$ 7.54	7.43%	$ 6,293	1.50%	1.80%	1.30%	91.23%
2010	3.65	0.11	3.42	3.53	(0.12)	—	—	(0.12)	—	7.06	97.55%	9,457	1.50%	1.63%	1.92%	182.26%
2009	9.08	0.20	(5.49)	(5.29)	(0.14)	—	—	(0.14)	—	3.65	(58.85)%	4,333	1.40%	1.95%	2.78%	86.69%
2008	15.34	0.29	(3.07)	(2.78)	(0.29)	(3.19)	—	(3.48)	—	9.08	(19.05)%	10,438	1.50%	1.64%	3.14%	66.23%
2007	14.28	0.08	2.57	2.65	(0.26)	(1.33)	—	(1.59)	—	15.34	18.89%	389	1.50%	2.71%	0.56%	67.95%
2006	11.77	0.07	4.07	4.14	(0.16)	(1.36)	(0.11)[3]	(1.63)	—	14.28	37.16%	267	1.56%	1.56%	0.54%	69.95%
Institutional Class																
2010[>]	$ 7.06	$ 0.07	$ 0.48	$ 0.55	$(0.07)	$ —	$ —	$(0.07)	$ —	$ 7.54	7.73%	$ 10,660	0.95%	1.14%	1.87%	91.23%
2010	3.65	0.12	3.44	3.56	(0.15)	—	—	(0.15)	—	7.06	98.52%	12,780	0.95%	1.22%	1.92%	182.26%
2009	9.06	0.17	(5.41)	(5.24)	(0.17)	—	—	(0.17)	—	3.65	(58.56)%	2,304	0.91%	1.31%	2.06%	86.69%
2008	15.34	0.32	(3.07)	(2.75)	(0.34)	(3.19)	—	(3.53)	—	9.06	(18.85)%	24,318	0.95%	1.26%	3.98%	66.23%
2007[2]	15.00	0.10	0.40	0.50	(0.16)	—	—	(0.16)	—	15.34	3.37%	—	0.96%	2,435.56%	2.22%	67.95%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL LARGE CAP GROWTH FUND																
Class Z																
2010[>]	$16.21	$ 0.03	$ 0.20	$ 0.23	$ —	$ —	$ —	$ —	$ —	$16.44	1.42%	$ 171,976	1.00%	1.43%	0.34%	15.86%
2010	11.18	0.04	5.05	5.09	(0.05)	—	(0.01)	(0.06)	—	16.21	45.52%	178,941	1.08%	1.44%	0.27%	99.02%
2009	18.91	0.02	(7.75)	(7.73)	—	—	—	—	—	11.18	(40.88)%	136,809	1.25%	1.61%	0.14%	160.62%
2008	18.28	(0.06)	0.69	0.63	—	—	—	—	—	18.91	3.45%	94,245	1.25%	1.68%	(0.31)%	112.65%
2007	17.78	(0.08)	0.58	0.50	—	—	—	—	—	18.28	2.81%	111,341	1.25%	1.51%	(0.44)%	157.06%
2006	14.03	(0.14)	3.89	3.75	—	—	—	—	—	17.78	26.73%	140,148	1.41%	1.44%	(0.90)%	128.58%
Class A																
2010[>]	$15.98	$ 0.01	$ 0.19	$ 0.20	$ —	$ —	$ —	$ —	$ —	$16.18	1.25%	$ 999	1.25%	2.82%	0.08%	15.86%
2010	11.01	—	4.98	4.98	(0.01)	—	—	(0.01)	—	15.98	45.22%	1,066	1.36%	0.36%	0.01%	99.02%
2009	18.69	(0.01)	(7.67)	(7.68)	—	—	—	—	—	11.01	(41.09)%	1,700	1.50%	2.44%	(0.06)%	160.62%
2008	18.11	(0.10)	0.68	0.58	—	—	—	—	—	18.69	3.20%	2,002	1.50%	3.31%	(0.51)%	112.65%
2007	17.66	(0.12)	0.57	0.45	—	—	—	—	—	18.11	2.55%	660	1.50%	2.78%	(0.67)%	157.06%
2006	13.97	(0.17)	3.86	3.69	—	—	—	—	—	17.66	26.41%	84	1.64%	1.68%	(1.05)%	128.58%
Institutional Class																
2010[>]	$16.31	$ 0.03	$ 0.20	$ 0.23	$ —	$ —	$ —	$ —	$ —	$16.54	1.41%	$ 26,452	0.90%	0.87%	0.44%	15.86%
2010	11.25	0.06	5.07	5.13	(0.05)	—	(0.02)	(0.07)	—	16.31	45.69%	26,977	0.90%	0.79%	0.41%	99.02%
2009	18.96	0.19	(7.90)	(7.71)	—	—	—	—	—	11.25	(40.66)%	1,610	0.95%	8.98%	1.74%	160.62%
2008	18.29	(0.01)	0.68	0.67	—	—	—	—	—	18.96	3.66%	—	0.95%	3,758.64%	(0.05)%	112.65%
2007[2]	18.33	(0.01)	(0.03)	(0.04)	—	—	—	—	—	18.29	(0.22)%	—	0.97%	2,564.04%	(0.16)%	157.06%
OLD MUTUAL STRATEGIC SMALL COMPANY FUND																
Class Z																
2010[>]	$ 9.44	$(0.04)	$ (0.05)	$(0.09)	$ —	$ —	$ —	$ —	$ —	$ 9.35	(0.95)%	$ 97,311	1.30%	1.71%	(0.89)%	88.06%
2010	6.37	(0.05)	3.14[6]	3.09	(0.02)	—	—	(0.02)	—	9.44	48.56%[6]	107,478	1.30%	1.74%	(0.65)%	171.87%
2009	9.78	—	(3.41)[6]	(3.41)	—	—	—	—	—	6.37	(34.87)%[6]	79,518	1.10%	1.75%	(0.01)%	289.91%
2008	13.47	(0.03)	(0.96)	(0.99)	—	(2.70)	—	(2.70)	—	9.78	(11.00)%	24,156	1.35%	1.74%	(0.19)%	142.78%
2007	17.43	(0.12)	0.33	0.21	—	(4.17)	—	(4.17)	—	13.47	5.12%	35,712	1.35%	1.63%	(0.84)%	160.24%
2006	14.47	(0.13)	3.09	2.96	—	—	—	—	—	17.43	20.46%	48,107	1.46%	1.54%	(0.82)%	148.73%
Class A																
2010[>]	$ 9.25	$(0.05)	$ (0.05)	$(0.10)	$ —	$ —	$ —	$ —	$ —	$ 9.15	(1.08)%	$ 884	1.55%	2.95%	(1.14)%	88.06%
2010	6.25	(0.08)	3.09[6]	3.01	(0.01)	—	—	(0.01)	—	9.25	48.12%[6]	918	1.55%	0.44%	(0.97)%	171.87%
2009	9.61	(0.03)	(3.33)[6]	(3.36)	—	—	—	—	—	6.25	(34.96)%[6]	720	1.36%	4.20%	(0.32)%	289.91%
2008	13.31	(0.06)	(0.94)	(1.00)	—	(2.70)	—	(2.70)	—	9.61	(11.22)%	1,261	1.60%	3.03%	(0.49)%	142.78%
2007	17.31	(0.14)	0.31	0.17	—	(4.17)	—	(4.17)	—	13.31	4.88%	1,296	1.60%	2.13%	(1.08)%	160.24%
2006	14.41	(0.16)	3.06	2.90	—	—	—	—	—	17.31	20.12%	233	1.70%	1.78%	(1.00)%	148.73%
Institutional Class																
2010[>]	$ 9.49	$(0.03)	$ (0.06)	$(0.09)	$ —	$ —	$ —	$ —	$ —	$ 9.40	(0.95)%	$ 613	1.05%	2.00%	(0.68)%	88.06%
2010	6.39	(0.03)	3.16[6]	3.13	(0.03)	—	—	(0.03)	—	9.49	49.05%[6]	3,168	1.05%	1.14%	(0.35)%	171.87%
2009	9.80	(0.02)	(3.39)[6]	(3.41)	—	—	—	—	—	6.39	(34.80)%[6]	11,923	1.06%	18.23%	(0.32)%	289.91%
2008	13.48	—	(0.98)	(0.98)	—	(2.70)	—	(2.70)	—	9.80	(10.92)%	—	1.10%	3,635.24%	(0.02)%	142.78%
2007[2]	12.93	(0.03)	0.58	0.55	—	—	—	—	—	13.48	4.25%	—	1.12%	2,509.06%	(0.69)%	160.24%

FINANCIAL HIGHLIGHTS — continued

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate†
OLD MUTUAL TS&W MID-CAP VALUE FUND															
Class Z															
2010>	$ 7.92	$ 0.04	$ 0.09	$ 0.13	$ —	$ —	$ —	$ —	$ 8.05	1.64%	$ 70,105	1.12%	1.41%	1.02%	38.75%
2010	5.65	0.05	2.26	2.31	(0.04)	—	(0.04)	—	7.92	40.90%	76,965	1.12%	1.38%	0.64%	125.29%
2009††	6.02	0.07	(0.41)	(0.34)	(0.03)	—	(0.03)	—	5.65	(5.60)%	60,618	1.12%	3.20%	1.29%	163.38%
Class A															
2010>	$ 7.86	$ 0.03	$ 0.08	$ 0.11	$ —	$ —	$ —	$ —	$ 7.97	1.40%	$ 5,236	1.40%	2.19%	0.74%	38.75%
2010	5.61	0.03	2.24	2.27	(0.02)	—	(0.02)	—	7.86	40.41%	5,408	1.40%	1.94%	0.36%	125.29%
2009	8.69	0.02	(3.07)	(3.05)	(0.03)	—	(0.03)	—	5.61	(35.07)%	5,304	1.40%	2.53%	0.29%	163.38%
2008[5]	10.00	0.01	(1.32)	(1.31)	—	—	—	—	8.69	(13.10)%	2,340	1.40%	3.69%	0.17%	66.60%
Institutional Class															
2010>	$ 7.92	$ 0.05	$ 0.08	$ 0.13	$ —	$ —	$ —	$ —	$ 8.05	1.64%	$ 200,635	1.00%	1.08%	1.17%	38.75%
2010	5.65	0.06	2.25	2.31	(0.04)	—	(0.04)	—	7.92	41.01%	171,807	1.00%	1.06%	0.82%	125.29%
2009	8.72	0.05	(3.08)	(3.03)	(0.04)	—	(0.04)	—	5.65	(34.81)%	57,430	1.00%	1.18%	0.58%	163.38%
2008[5]	10.00	0.04	(1.31)	(1.27)	(0.01)	—	(0.01)	—	8.72	(12.75)%	56,426	1.00%	1.10%	0.57%	66.60%
OLD MUTUAL TS&W SMALL CAP VALUE FUND															
Class Z															
2010>	$ 16.80	$ —	$ (0.82)	$ (0.82)	$ —	$ —	$ —	$ —	$ 15.98	(4.88)%	$ 81,866	1.25%	1.30%	(0.05)%	27.18%
2010	11.29	0.03	5.51	5.54	(0.03)	—	(0.03)	—	16.80	49.10%	86,737	1.25%	1.30%	0.18%	83.31%
2009	19.76	0.02	(6.77)[6]	(6.75)	(0.02)	(1.70)	(1.72)	—	11.29	(34.57)%[6]	55,976	1.23%	1.37%	0.15%	139.92%
2008	26.30	(0.13)	(2.52)	(2.65)	—	(3.89)	(3.89)	—	19.76	(11.53)%	45,862	1.30%	1.49%	(0.51)%	40.37%
2007	28.15	(0.14)	2.48	2.34	—	(4.19)	(4.19)	—	26.30	8.80%	67,029	1.30%	1.45%	(0.53)%	35.43%
2006	25.20	(0.15)	5.57	5.42	—	(2.47)	(2.47)	—	28.15	22.69%	68,271	1.46%	1.47%	(0.56)%	41.45%
Class A															
2010>	$ 16.43	$ (0.02)	$ (0.81)	$ (0.83)	$ —	$ —	$ —	$ —	$ 15.60	(5.05)%	$ 3,865	1.50%	2.05%	(0.32)%	27.18%
2010	11.05	(0.01)	5.39	5.38	—	—	—	—	16.43	48.71%	4,815	1.50%	1.47%	(0.08)%	83.31%
2009	19.43	—	(6.66)[6]	(6.66)	(0.02)	(1.70)	(1.72)	—	11.05	(34.71)%[6]	2,160	1.53%	3.25%	(0.01)%	139.92%
2008	25.99	(0.16)	(2.51)	(2.67)	—	(3.89)	(3.89)	—	19.43	(11.75)%	1,137	1.55%	4.57%	(0.71)%	40.37%
2007	27.93	(0.21)	2.46	2.25	—	(4.19)	(4.19)	—	25.99	8.54%	856	1.55%	2.17%	(0.78)%	35.43%
2006	25.08	(0.21)	5.53	5.32	—	(2.47)	(2.47)	—	27.93	22.39%	975	1.70%	1.71%	(0.81)%	41.45%
Institutional Class															
2010>	$ 16.87	$ —	$ (0.82)	$ (0.82)	$ —	$ —	$ —	$ —	$ 16.05	(4.86)%	$ 16,590	1.10%	1.20%	0.06%	27.18%
2010	11.32	0.05	5.54	5.59	(0.04)	—	(0.04)	—	16.87	49.46%	26,915	1.10%	1.16%	0.34%	83.31%
2009††	14.28	0.02	(1.26)[6]	(1.24)	(0.02)	(1.70)	(1.72)	—	11.32	(9.52)%[6]	—	1.09%	24,873.11%	0.15%	139.92%
OLD MUTUAL BARROW HANLEY CORE BOND FUND															
Institutional Class															
2010>	$ 10.47	$ 0.21	$ 0.37	$ 0.58	$ (0.22)	$ —	$ (0.22)	$ —	$ 10.83	5.56%	$ 52,713	0.70%	0.83%	3.94%	35.53%
2010	9.96	0.47	0.75	1.22	(0.48)	(0.23)	(0.71)	—	10.47	12.42%	57,391	0.70%	0.78%	4.51%	114.66%
2009	10.19	0.45	(0.09)	0.36	(0.45)	(0.14)	(0.59)	—	9.96	3.72%	43,091	0.70%	0.75%	4.57%	201.34%
2008[4]	10.00	0.17	0.19	0.36	(0.17)	—	(0.17)	—	10.19	3.58%	47,060	0.70%	0.95%	4.68%	70.77%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL CASH RESERVES FUND															
Class Z															
2010>	$ 1.00	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 1.00	0.01%	$ 24,304	0.29%	0.95%	0.02%	n/a
2010	1.00	—	—	—	—	—	—	—	1.00	0.10%	25,019	0.27%	1.09%	0.10%	n/a
2009	1.00	0.01	—	0.01	(0.01)	—	(0.01)	—	1.00	1.49%	32,732	0.72%	1.10%	1.51%	n/a
2008	1.00	0.04	—	0.04	(0.04)	—	(0.04)	—	1.00	4.18%	37,542	0.73%	0.99%	4.11%	n/a
2007	1.00	0.04	—	0.04	(0.04)	—	(0.04)	—	1.00	4.56%	32,909	0.73%	0.94%	4.47%	n/a
2006	1.00	0.03	—	0.03	(0.03)	—	(0.03)	—	1.00	2.96%	34,503	0.84%	0.85%	2.88%	n/a
Class A															
2010>	$ 1.00	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 1.00	0.00%	$ 808	0.31%	2.62%	0.00%	n/a
2010	1.00	—	—	—	—	—	—	—	1.00	0.10%	1,072	0.25%	2.45%	0.10%	n/a
2009	1.00	0.01	—	0.01	(0.01)	—	(0.01)	—	1.00	1.26%	1,045	0.93%	4.23%	1.10%	n/a
2008[7]	1.00	0.02	0.01	0.03	(0.03)	—	(0.03)	—	1.00	3.05%	907	0.98%	7.21%	2.99%	n/a
Institutional Class															
2010>	$ 1.00	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 1.00	0.05%	$ 118,899	0.20%	0.48%	0.11%	n/a
2010	1.00	—	—	—	—	—	—	—	1.00	0.66%	14,001	0.20%	4.26%	0.03%	n/a
2009	1.00	0.02	(0.00)	0.02	(0.02)	—	(0.02)	—	1.00	1.78%	1	0.43%	6,149.85%	1.77%	n/a
2008[7]	1.00	0.03	0.01	0.04	(0.04)	—	(0.04)	—	1.00	3.54%	1	0.73%	1,509.12%	3.96%	n/a
OLD MUTUAL DWIGHT HIGH YIELD FUND															
Institutional Class															
2010>	$10.67	$ 0.52	$ 0.10	$ 0.62	$(0.51)	$ —	$(0.51)	$ —	$10.78	6.03%	$ 9,571	0.80%	1.18%	9.71%	68.39%
2010	7.72	1.31	3.07	4.38	(1.28)	(0.15)	(1.43)	—	10.67	59.30%	10,000	0.80%	1.04%	13.34%	292.11%
2009	9.29	0.85	(1.55)	(0.70)	(0.87)	—	(0.87)	—	7.72	(7.78)%	9,326	0.80%	1.05%	10.04%	74.19%
2008[4]	10.00	0.36	(0.69)	(0.33)	(0.38)	—	(0.38)	—	9.29	(3.39)%	8,602	0.80%	1.86%	10.90%	10.78%
OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND															
Class Z															
2010>	$10.24	$ 0.15	$ 0.30	$ 0.45	$(0.17)	$ —	$(0.17)	$ —	$10.52	4.39%	$ 9,958	0.58%	0.99%	2.94%	317.20%
2010	9.79	0.38	0.55	0.93	(0.39)	(0.09)	(0.48)	—	10.24	9.62%	10,659	0.58%	0.79%	3.71%	456.70%
2009	10.17	0.47	(0.09)[6]	0.38	(0.47)	(0.29)	(0.76)	—	9.79	3.97%[6]	6,489	0.53%	1.90%	4.78%	214.25%
2008	10.09	0.50	0.04	0.54	(0.46)	—	(0.46)	—	10.17	5.50%	2,721	0.82%	1.79%	4.64%	277.91%
2007	9.97	0.46	0.12	0.58	(0.46)	—	(0.46)	—	10.09	5.99%	7,574	0.85%	1.60%	4.62%	462.98%
2006	10.12	0.39	(0.12)	0.27	(0.40)	(0.02)	(0.42)	—	9.97	2.70%	7,620	0.85%	1.74%	3.88%	435.30%
Class A															
2010>	$10.24	$ 0.14	$ 0.30	$ 0.44	$(0.15)	$ —	$(0.15)	$ —	$10.53	4.37%	$ 44,773	0.83%	1.08%	2.70%	317.20%
2010	9.80	0.35	0.54	0.89	(0.36)	(0.09)	(0.45)	—	10.24	9.24%	52,148	0.83%	1.00%	3.47%	456.70%
2009	10.18	0.44	(0.09)[6]	0.35	(0.44)	(0.29)	(0.73)	—	9.80	3.75%[6]	34,967	0.83%	1.15%	4.51%	214.25%
2008	10.09	0.43	0.10	0.53	(0.44)	—	(0.44)	—	10.18	5.37%	808	1.04%	4.71%	4.40%	277.91%
2007	9.97	0.44	0.12	0.56	(0.44)	—	(0.44)	—	10.09	5.78%	590	1.10%*	3.68%	4.41%	462.98%
2006	10.12	0.37	(0.13)	0.24	(0.37)	(0.02)	(0.39)	—	9.97	2.45%	56	1.10%	2.00%	3.63%	435.30%
Class C															
2010>	$10.24	$ 0.10	$ 0.29	$ 0.39	$(0.11)	$ —	$(0.11)	$ —	$10.52	3.87%	$ 15,927	1.58%	1.88%	1.95%	317.20%
2010	9.79	0.28	0.55	0.83	(0.29)	(0.09)	(0.38)	—	10.24	8.54%	20,717	1.58%	1.79%	2.73%	456.70%
2009	10.17	0.36	(0.08)[6]	0.28	(0.37)	(0.29)	(0.66)	—	9.79	2.97%[6]	14,759	1.58%	2.33%	3.72%	214.25%
2008	10.09	0.32	0.12	0.44	(0.36)	—	(0.36)	—	10.17	4.51%	1,102	1.70%	7.92%	3.74%	277.91%
2007	9.98	0.36	0.11	0.47	(0.36)	—	(0.36)	—	10.09	4.84%	93	1.85%	7.98%	3.63%	462.98%
2006	10.12	0.29	(0.11)	0.18	(0.30)	(0.02)	(0.32)	—	9.98	1.78%	55	1.85%	2.73%	2.90%	435.30%
Institutional Class															
2010>	$10.25	$ 0.16	$ 0.29	$ 0.45	$(0.17)	$ —	$(0.17)	$ —	$10.53	4.44%	$ 14,051	0.50%	0.70%	3.03%	317.20%
2010	9.80	0.38	0.55	0.93	(0.39)	(0.09)	(0.48)	—	10.25	9.70%	19,025	0.50%	0.66%	3.75%	456.70%
2009	10.17	0.47	(0.08)[6]	0.39	(0.47)	(0.29)	(0.76)	—	9.80	4.07%[6]	20,458	0.50%	0.75%	4.69%	214.25%
2008	10.09	0.43	0.16	0.59	(0.51)	—	(0.51)	—	10.17	6.04%	69,653	0.54%	0.58%	4.75%	277.91%
2007[2]	10.10	0.14	—	0.14	(0.15)	—	(0.15)	—	10.09	1.36%	—	0.58%	2,560.19%	5.21%	462.98%

FINANCIAL HIGHLIGHTS — concluded

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED MARCH 31, (UNLESS OTHERWISE NOTED) AND FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2010 (UNAUDITED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*,^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL DWIGHT SHORT TERM FIXED INCOME FUND															
Class Z															
2010>	$10.05	$0.09	$0.08	$0.17	$(0.10)	$—	$(0.10)	$—	$10.12	1.74%	$126,853	0.70%	0.67%	1.80%	50.53%
2010	9.76	0.26	0.29	0.55	(0.26)	—	(0.26)	—	10.05	5.73%	135,568	0.70%	0.62%	2.63%	186.26%
2009	9.98	0.38	(0.24)	0.14	(0.36)	—	(0.36)	—	9.76	1.45%	131,759	0.70%	0.71%	3.90%	262.55%
2008	9.90	0.42	0.06	0.48	(0.40)	—	(0.40)	—	9.98	4.90%	158,524	0.70%	0.87%	4.15%	188.14%
2007	9.77	0.37	0.12	0.49	(0.36)	—	(0.36)	—	9.90	5.14%	187,897	0.70%	0.91%	3.74%	163.81%
2006	9.81	0.30	(0.03)	0.27	(0.31)	—	(0.31)	—	9.77	2.74%	254,300	0.74%	0.93%	3.01%	196.42%
Class A															
2010>	$10.05	$0.08	$0.08	$0.16	$(0.09)	$—	$(0.09)	$—	$10.12	1.61%	$25,755	0.95%	1.03%	1.55%	50.53%
2010	9.76	0.24	0.29	0.53	(0.24)	—	(0.24)	—	10.05	5.48%	40,848	0.95%	0.96%	2.36%	186.26%
2009	9.99	0.35	(0.23)	0.12	(0.35)	—	(0.35)	—	9.76	1.23%	27,262	0.95%	1.06%	3.56%	262.55%
2008	9.90	0.39	0.08	0.47	(0.38)	—	(0.38)	—	9.99	4.80%	1,104	0.95%	2.75%	3.86%	188.14%
2007	9.77	0.34	0.13	0.47	(0.34)	—	(0.34)	—	9.90	4.88%	58	0.95%	8.65%	3.50%	163.81%
2006	9.82	0.27	(0.04)	0.23	(0.28)	—	(0.28)	—	9.77	2.38%	53	0.99%	1.17%	2.79%	196.42%
Class C															
2010>	$10.04	$0.05	$0.10	$0.15	$(0.07)	$—	$(0.07)	$—	$10.12	1.46%	$13,418	1.45%	1.56%	1.05%	50.53%
2010	9.75	0.18	0.30	0.48	(0.19)	—	(0.19)	—	10.04	4.95%	17,726	1.45%	1.50%	1.85%	186.26%
2009	9.98	0.30	(0.24)	0.06	(0.29)	—	(0.29)	—	9.75	0.63%	11,939	1.45%	1.74%	3.07%	262.55%
2008	9.90	0.30	0.11	0.41	(0.33)	—	(0.33)	—	9.98	4.21%	2,589	1.45%	2.73%	3.43%	188.14%
2007	9.77	0.29	0.13	0.42	(0.29)	—	(0.29)	—	9.90	4.36%	55	1.45%	9.27%	3.00%	163.81%
2006	9.82	0.23	(0.05)	0.18	(0.23)	—	(0.23)	—	9.77	1.87%	52	1.49%	1.67%	2.29%	196.42%
Institutional Class															
2010>	$10.04	$0.10	$0.09	$0.19	$(0.11)	$—	$(0.11)	$—	$10.12	1.92%	$17,751	0.55%	0.67%	1.94%	50.53%
2010	9.75	0.26	0.31	0.57	(0.28)	—	(0.28)	—	10.04	5.88%	16,909	0.55%	0.73%	2.55%	186.26%
2009	9.97	0.39	(0.23)	0.16	(0.38)	—	(0.38)	—	9.75	1.64%	156	0.55%	39.49%	3.99%	262.55%
2008	9.90	0.42	0.07	0.49	(0.42)	—	(0.42)	—	9.97	5.07%	25	0.55%	566.32%	4.60%	188.14%
2007[2]	9.87	0.12	0.03	0.15	(0.12)	—	(0.12)	—	9.90	1.48%	—	0.56%	2,553.82%	4.30%	163.81%

n/a Not Applicable

* Ratios for periods of less than one year have been annualized.

† Total returns and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charge.

†† Class commenced operations on December 9, 2008.

^ See Note 10.

> For the six-month period ended September 30, 2010.

1 Per share amounts for the year or period are calculated based on average outstanding shares.

2 Class commenced operations on December 20, 2006.

3 Historically, the Old Mutual Heitman REIT Fund has distributed to its shareholders amounts approximating dividends received from the REITs. A portion of such distributions may include a return of capital.

4 Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Dwight High Yield Fund commenced operations on November 19, 2007.

5 The Old Mutual TS&W Mid-Cap Value Fund commenced operations on June 4, 2007.

6 Impact of payment from affiliate was less than $0.01 per share and 0.01%, respectively.

7 Class A and Institutional Class shares commenced operations on June 4, 2007.

8 Ratio has been revised to present a corrected calculation. A higher turnover rate increases transaction costs (e.g. brokerage commissions) and increases realized gains and losses. There were no changes in the net realized gains and losses as reported in the March 31, 2007 annual report as a result of the corrected calculation.

@ For Analytic U.S. Long/Short Fund, the ratio of expenses to average net assets includes dividend expense on securities sold short. Following is the impact of these expenses as a ratio to average net assets:

	Class Z	Class A	Institutional Class
2010>	0.03%	0.02%	0.02%
2010	0.08%	0.08%	0.08%
2009	0.58%	0.54%	0.55%
2008	0.26%	0.27%	0.26%
2007	0.16%	0.16%	0.13%
2006	0.25%	0.25%	n/a

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

1. Organization

Old Mutual Funds II (the "Trust"), a Delaware statutory trust incorporated effective July 16, 2001, is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company. The Trust currently offers the following Funds: the Old Mutual Analytic U.S. Long/Short Fund (the "Analytic U.S. Long/Short Fund"), the Old Mutual Barrow Hanley Value Fund (the "Barrow Hanley Value Fund"), the Old Mutual Focused Fund (the "Focused Fund"), the Old Mutual Heitman REIT Fund (the "Heitman REIT Fund"), the Old Mutual Large Cap Growth Fund (the "Large Cap Growth Fund"), the Old Mutual Strategic Small Company Fund (the "Strategic Small Company Fund"), the Old Mutual TS&W Mid-Cap Value Fund (the "TS&W Mid-Cap Value Fund"), the Old Mutual TS&W Small Cap Value Fund (the "TS&W Small Cap Value Fund"), the Old Mutual Barrow Hanley Core Bond Fund (the "Barrow Hanley Core Bond Fund"), the Old Mutual Cash Reserves Fund (the "Cash Reserves Fund"), the Old Mutual Dwight High Yield Fund (the "Dwight High Yield Fund"), the Old Mutual Dwight Intermediate Fixed Income Fund (the "Dwight Intermediate Fixed Income Fund") and the Old Mutual Dwight Short Term Fixed Income Fund (the "Dwight Short Term Fixed Income Fund"), each a "Fund" and, collectively, the "Funds".

On July 28, 2009, the Board of Trustees of the Trust (the "Board") approved two separate plans of reorganization (the "Plans") pursuant to which the Old Mutual Growth Fund (the "Growth Fund") and the Old Mutual Columbus Circle Technology and Communications Fund (the "Technology and Communications Fund") would be reclassified into the Focused Fund. The Plans provided for the sale of all of the assets of the Growth Fund and Technology and Communications Fund (together, the "Merged Funds") to the Focused Fund (the "Acquiring Fund") and the assumption of the liabilities of the Merged Funds by the Focused Fund. Shareholders approved the Plans at meetings held on November 30, 2009 and the reorganizations took place after the close of business on December 4, 2009.

The purpose of the Plans was to enable shareholders of the Merged Funds to remain invested in a mutual fund that seeks capital appreciation, while also benefiting from being invested in a mutual fund that offers a lower management fee, stronger long-term performance and lower expense limitations that extend for a longer period than the expense limitations for the Merged Funds.

The reorganizations were accomplished by tax-free exchanges of the following shares effective December 4, 2009 (000):

Merged Fund	Shares	Acquiring Fund	Shares	Value
Growth Fund	16,759	Focused Fund	24,118	$496,691
Technology and Communications Fund	8,999			

For financial statement purposes, assets received and shares issued by the Focused Fund were recorded at fair value; however, the cost basis of the investments received from the Merged Funds was carried forward to reflect the tax-free status of the reorganizations.

The net assets and net unrealized appreciation/depreciation immediately before the reorganizations were as follows (000):

Merged Fund	Net Assets	Unrealized Appreciation/ Depreciation	Acquiring Fund	Net Assets
Growth Fund	$359,086	$70,227	Focused Fund	$137,154
Technology and Communications Fund	137,605	34,722		

Assuming the reorganizations had been completed on April 1, 2009, the beginning of the annual reporting period for the Focused Fund, the Focused Fund's pro forma results of operations for the year ended March 31, 2010, are as follows (000):

Net Investment Income	$ 1,733[a]
Net realized and unrealized gain on investments	233,782[b]

[a] $1,388, as reported in the Statement of Operations, plus $(896) Net Investment Income from the Merged Funds pre-merger, plus $1,241 of pro-forma eliminated expenses.

[b] $61,277, as reported in the Statement of Operations, plus $172,505 Net Realized and Unrealized Gain on Investments from the Merged Funds pre-merger.

Because the combined investment portfolios have been managed as a single integrated portfolio since the reorganizations were completed, it is not practical to separate the amounts of revenue and earnings of the Merged Funds for the period ending December 4, 2009, that have been included in the Focused Fund's Statement of Operations. Because the Growth Fund, the Technology and Communications Fund and the Focused Fund sold and redeemed shares throughout the period, it is also not practicable to provide pro forma information on a per share basis.

NOTES TO FINANCIAL STATEMENTS — continued

After the close of business on October 23, 2009, Class C shares of the Analytic U.S. Long/Short Fund, Barrow Hanley Value Fund, Focused Fund, Heitman REIT Fund, Large Cap Growth Fund, Strategic Small Company Fund, TS&W Mid-Cap Value Fund, TS&W Small Cap Value Fund and Cash Reserves Fund were liquidated and distributed ratably among the Class C shareholders on that date. Shareholders may purchase shares of the Analytic U.S. Long/Short Fund, Barrow Hanley Value Fund, Focused Fund, Heitman REIT Fund, Large Cap Growth Fund, Strategic Small Company Fund, TS&W Mid-Cap Value Fund, TS&W Small Cap Value Fund, and Cash Reserves Fund through three separate classes, Class A, Institutional Class and Class Z shares. Shareholders may purchase shares of the Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund through four separate classes, Class A, Class C, Institutional Class and Class Z shares. Shareholders may purchase Institutional Class shares of the Barrow Hanley Core Bond Fund and Dwight High Yield Fund. All classes have equal voting rights as to earnings, assets and voting privileges, except that each class may have different distribution costs, dividends, registration costs, transfer agency costs and each class has exclusive voting rights with respect to its distribution plan and service plan, as applicable. Except for these differences, each class share of each Fund represents an equal proportionate interest in that Fund. Each Fund is classified as a diversified management investment company, with the exception of the Barrow Hanley Value Fund, Focused Fund, Large Cap Growth Fund and Cash Reserves Fund, which are classified as non-diversified management investment companies. The Funds' prospectuses provide a description of each Fund's investment objective, policies and investment strategies.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investment securities of a Fund, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m. Eastern Time) (the "4:00 p.m. Valuation Time") on each day that the NYSE is open for trading for all series portfolios of the Funds other than the Old Mutual Cash Reserves Fund. Investment securities of the Cash Reserves Fund are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the NYSE as of 5:00 p.m. Eastern time (the "5:00 p.m. Valuation Time" and together with the 4:00 p.m. Valuation Time, the "Valuation Time") on each day that the NYSE is open for trading. If there is no such reported sale at the Valuation Time, investment securities are valued at the most recent quoted bid price reported by the exchange or the OTC market for long positions and the most recent quoted ask price for short positions. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day is used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with the Fair Value Procedures established by the Board.

The Funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is deemed inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Funds' Fair Value Procedures are implemented through a Valuation Committee (the "Committee") designated by the Board. A security may be valued using Fair Value Procedures if, among other things the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to fair valued securities for purposes of calculating a Fund's net asset value ("NAV").

Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on foreign exchanges in the Western Hemisphere are valued based upon quotations from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. If quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Fund's investment adviser, Old Mutual Capital, Inc. (the "Adviser") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Funds calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Fair Value Disclosure — The Funds are subject to the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification 820-10, *Fair Value Measurements and Disclosures*, ("ASC 820-10"). ASC 820-10 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. Foreign securities, if any, are fair valued by utilizing quotations of an independent pricing service are categorized as Level 2 securities. The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the reporting period. For each Fund there were no significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period. The aggregate value by input level, as of September 30, 2010, for each Fund's investments, as well as a reconciliation of assets for which Level 3 inputs were assigned, is included in the Schedule of Investments.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income and dividend expense on securities sold short is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold, adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared and paid annually, if available, with the exception of the Barrow Hanley Value Fund, Heitman REIT Fund, Barrow Hanley Core Bond Fund, Cash Reserves Fund, Dwight High Yield Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund. Dividends from net investment income for the Barrow Hanley Value Fund are declared and paid on a semi-annual basis. Dividends from net investment income for the Heitman REIT Fund are declared and paid on a quarterly basis. Dividends from net investment income for the Barrow Hanley Core Bond Fund, Cash Reserves Fund, Dwight High Yield Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund are declared daily and paid monthly. Distributions to shareholders are recognized on the ex-dividend date. Distributions from net realized capital gains for each Fund are generally made to shareholders annually, if available.

Foreign Withholding Taxes — The Funds may be subject to taxes imposed by countries with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Funds accrue such taxes when the related income is earned.

Investments in Real Estate Investment Trusts ("REIT") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications, including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third-party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral, including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Fund may be delayed or limited.

TBA Purchase Commitments — The Funds (except the Cash Reserves Fund) may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBA purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in the value of each Fund's other assets. Unsettled TBA purchase commitments are valued at the current market value of the underlying securities, according to the procedures described under "Security Valuation" above.

Mortgage Dollar Rolls — The Funds (except the Cash Reserves Fund) may enter into mortgage dollar rolls (principally using TBAs) in which a Fund sells mortgage securities for delivery in the current month and simultaneously contracts to repurchase substantially similar securities at an agreed-upon price on a fixed date. Each Fund accounts for such dollar rolls under the purchases and sales method and receives compensation as consideration for entering into the commitment to repurchase. Each Fund must maintain liquid securities having a value not less than the repurchase price (including accrued interest) for such dollar rolls. The market value of the securities that each Fund is required to purchase may decline below the agreed upon repurchase price of those securities.

The counterparty receives all principal and interest payments, including prepayments, made on behalf of a security subject to such a contract while it is the holder. Mortgage dollar rolls may be renewed with a new purchase and repurchase price and a cash settlement made on settlement date without physical delivery of the securities subject to the contract.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities. The Funds report gains and losses on foreign currency related transactions as components of realized gains or loss for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — The Funds are subject to equity price risk, interest rate risk and foreign currency exchange risk in the normal course of pursuing their objectives. The Funds may utilize futures contracts to enhance investment returns, as an efficient way to gain broad market exposure with reduced transaction costs, and/or to hedge against overall equity market volatility and other risks in a Fund's portfolio. Upon entering into a futures contract, the Funds will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Funds each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Funds record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Fund's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Funds could lose more than the original margin deposit required to initiate the futures transaction. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities. There is minimal counterparty credit risk involved in entering into futures contracts since they are exchange-traded instruments and the exchange's clearinghouse, as counterparty to all exchange-traded futures, guarantees the futures against default.

Options — The Funds may write or purchase financial options contracts primarily to hedge against changes in the value of equity securities (or securities that the Funds intend to purchase), against fluctuations in fair value caused by changes in prevailing market interest rates or foreign currency exchange rates and against changes in overall equity market volatility. In addition, the Funds may utilize options in an attempt to generate gains from option premiums or to reduce overall portfolio risk. The Funds' option strategy primarily focuses on the use of writing call options on equity indexes. When the Funds write or purchase an option, an amount equal to the premium received or paid by the Funds is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Funds on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Funds have realized a gain or a loss on investment transactions. The Funds, as writers of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Funds, as purchasers of an option, bear the risk that the counterparties to the option may not have the ability to meet the terms of the option contracts. There is minimal counterparty credit risk involved in entering into option contracts since the options utilized by the Funds are exchange-traded instruments and the exchange's clearinghouse, as counterparty to all exchange-traded options, guarantees the options against default.

Short Sales — The Funds (except the Dwight Intermediate Fixed Income Fund) may engage in short sales that are "uncovered". Uncovered short sales are transactions under which a Fund sells a security it does not own. To complete such a transaction, the Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing the security at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay the lender amounts equal to any dividends or interest that accrue during the period of the loan which is recorded as an expense on the Statement of Operations. To borrow the security, the Fund also may be required to pay a premium, which would decrease proceeds of the security sold. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out. A gain, limited to the price at which the Fund sells the security short, or a loss, potentially unlimited in size, will be recognized upon the closing of a short sale.

Until a Fund closes its short position or replaces the borrowed security, it will: (a) maintain a segregated account containing cash or liquid securities at such a level that the amount deposited in the segregated account plus the amount deposited with the broker as margin will equal the current value of the security sold short or (b) otherwise cover the Fund's short positions. The segregated assets are marked to market daily.

Collateralized Mortgage Obligations (CMOs) — CMOs are hybrids between mortgage-backed bonds and mortgage pass-through securities. Similar to a bond, CMOs usually pay interest monthly and have a more focused range of principal payment dates than pass-through securities. While CMOs may be collateralized by whole mortgage loans, CMOs are more typically collateralized by mortgage-backed securities guaranteed by Government National Mortgage Association, Federal Home Loan Mortgage Corporation, or Federal National Mortgage Association and their income streams.

A Real Estate Mortgage Investment Conduit (REMIC) is a CMO that qualifies for special tax treatment under the Internal Revenue Code of 1986, as amended, and invests in certain mortgages primarily secured by interests in real property and other permitted investments.

CMOs are structured into multiple classes, each bearing a different stated maturity. Each class of CMO or REMIC certificate, often referred to as a "tranche," is issued at a specific interest rate and must be fully retired by its final distribution date. Generally, all classes of CMOs or REMIC certificates pay or accrue interest monthly. Investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities. CMOs are often highly sensitive to changes in interest rates and any resulting change in the rate at which homeowners sell their properties, refinance, or otherwise pre-pay their loans. Investors in these securities may not only be subject to this prepayment risk, but also may be exposed to significant market and liquidity risks. Investors in privately backed CMOs may be exposed to significant credit risk resulting from delinquencies or defaults in the loans backing the mortgage pool.

Stripped Mortgage-Backed Securities — Stripped mortgage-backed securities are derivative multiple-class mortgage-backed securities. Stripped mortgage-backed securities usually have two classes that receive different proportions of interest and principal distributions on a pool of mortgage assets. Typically, one class will receive some of the interest and most of the principal, while the other class will receive most of the interest and the remaining principal. In extreme cases, one class will receive all of the interest ("interest only" or "IO" class) while the other class will receive the entire principal ("principal only" or "PO" class). The cash flow and yields on IOs and POs are extremely sensitive to the rate of principal payments (including prepayments) on the underlying mortgage loans or mortgage-backed securities. A rapid rate of principal payments may adversely affect the yield to maturity of IOs. Slower than anticipated prepayments of principal may adversely affect the yield to maturity of a PO. The yields and market risk of interest only and principal only stripped mortgage-backed securities, respectively, may be more volatile than those of other fixed income securities, including traditional mortgage-backed securities.

Inflation-Indexed Bond — The Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase in the principal amount of an inflation-indexed bond will be considered interest income in the Statement of Operations, even though investors do not receive the principal amount until maturity.

Corporate Term Loans — The Barrow Hanley Core Bond Fund, Dwight High Yield Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund may invest in corporate term loans in the form of participations in loans and assignments of all or a portion of loans from third parties. Loan assignments and participations are agreements to make money available to a borrower in a specified amount, at a specified rate and within a specified time. Such loan assignments and participations are typically senior, secured and collateralized in nature. The Fund records an investment on trade date and begins to accrue interest when the borrower withdraws money. These loans generally pay interest at rates which are periodically reset by reference to a base lending rate plus a spread.

The loans in which the Funds invest are generally readily marketable, but may be subject to some restrictions on resale. For example, a Fund may be contractually obligated to receive approval from the agent bank and/or borrower prior to the sale of these investments. The Fund assumes the credit risk of the borrower, the selling participant and any other persons interpositioned between the Fund and the borrower ("intermediate participants"). In the event that the borrower, selling participant or intermediate participants become insolvent or enters into bankruptcy, the Fund may incur certain costs and delays in realizing payment, or may suffer a loss of principal and/or interest.

Payments by Affiliates — For the six-month period ended September 30, 2010, there were no material payments by affiliates. For the year ended March 31, 2010 the Strategic Small Company Fund was reimbursed $46 (000) by a sub-adviser as a result of a trading error.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other non-class specific expenses and realized and unrealized gains and losses of a Fund are allocated to the respective share class on the basis of the relative net assets each day.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately. The Funds had no material expense reductions for the six-month period ended September 30, 2010.

Each Fund (except the Cash Reserves Fund) will impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemption by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption/exchange fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the redemption/exchange fee for the benefit of the remaining shareholders by crediting Paid-in Capital. For a discussion of the limited exemptions to the redemption/exchange fee, please see the Funds' prospectuses. For the six–month period ended September 30, 2010, redemption fees of $3 (000), $1 (000) and $1 (000) were collected by the Focused Fund (Class Z), Hetman REIT Fund (Class Z) and Dwight Short Term Fixed Income Fund (Class Z). There were no other material redemption fee amounts collected by the Funds.

Notes to Financial Statements — continued

3. Investment Advisory Fees, Administrative Fees and Other Transactions with Affiliates

Investment Adviser — Old Mutual Capital serves as the investment adviser and administrator to each Fund. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"). OMUSH is a direct wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct wholly owned subsidiary of Old Mutual plc, a London-Exchange listed international financial services firm. The Funds and the Adviser are parties to management agreements (the "Management Agreements"), under which the Adviser is obligated to provide advisory and administrative services to the Trust. Old Mutual Capital is entitled to receive a management fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund. The Cash Reserves Fund's base management fee is 0.18%, with no applicable breakpoint asset thresholds. For all other Funds, the Adviser has agreed to fee breakpoints as set forth in the tables below:

Fund	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Analytic U.S. Long/Short Fund	0.80%	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%
Barrow Hanley Value Fund	0.75%	0.73%	0.72%	0.70%	0.68%	0.67%	0.66%
Focused Fund	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%
Heitman REIT Fund	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%
Large Cap Growth Fund	0.70%	0.685%	0.675%	0.675%	0.625%	0.575%	0.525%
Strategic Small Company Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
TS&W Small Cap Value Fund	1.00%	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%
Dwight Intermediate Fixed Income Fund	0.45%	0.425%	0.40%	0.375%	0.35%	0.325%	0.30%
Dwight Short Term Fixed Income Fund	0.45%	0.425%	0.40%	0.375%	0.35%	0.325%	0.30%

	Management Fee Breakpoint Asset Thresholds		
	$0 to less than $500 million	$500 million to less than $1.0 billion	$1.0 billion or greater
TS&W Mid-Cap Value Fund	0.95%	0.90%	0.85%
Barrow Hanley Core Bond Fund	0.60%	0.575%	0.55%
Dwight High Yield Fund	0.70%	0.675%	0.65%

Expense Limitation Agreements — In the interests of limiting expenses of the Funds, the Adviser entered into expense limitation agreements ("Expense Limitation Agreements") with respect to the Funds pursuant to which the Adviser contractually agreed to separately waive class level expenses and fund level expenses for the Focused Fund through July 31, 2013, and for all other Funds through December 31, 2011, to the extent necessary to limit the total annual operating expenses to a specified percentage of the Funds' average daily net assets. The expense limitations are as follows:

	Class Expense Limit	Fund Expense Limit	Total Expense Limit		Class Expense Limit	Fund Expense Limit	Total Expense Limit
Analytic U.S. Long/Short Fund				Heitman REIT Fund			
Class Z	0.20%	0.90%	1.10%	Class Z	0.30%	0.95%	1.25%
Class A	0.45%	0.90%	1.35%	Class A	0.55%	0.95%	1.50%
Institutional Class	0.00%	0.90%	0.90%	Institutional Class	0.00%	0.95%	0.95%
Barrow Hanley Value Fund				Large Cap Growth Fund			
Class Z	0.10%	0.85%	0.95%	Class Z	0.10%	0.90%	1.00%
Class A	0.35%	0.85%	1.20%	Class A	0.35%	0.90%	1.25%
Institutional Class	0.00%	0.85%	0.85%	Institutional Class	0.00%	0.90%	0.90%
Focused Fund				Strategic Small Company Fund			
Class Z	0.15%	0.80%	0.95%	Class Z	0.28%	1.02%	1.30%
Class A	0.40%	0.80%	1.20%	Class A	0.53%	1.02%	1.55%
Institutional Class	0.00%	0.80%	0.80%	Institutional Class	0.03%	1.02%	1.05%

	Class Expense Limit	Fund Expense Limit	Total Expense Limit		Class Expense Limit	Fund Expense Limit	Total Expense Limit
TS&W Mid-Cap Value Fund				Dwight Intermediate Fixed Income Fund			
Class Z	0.12%	1.00%	1.12%	Class Z	0.08%	0.50%	0.58%
Class A	0.40%	1.00%	1.40%	Class A	0.33%	0.50%	0.83%
Institutional Class	0.00%	1.00%	1.00%	Class C	1.08%	0.50%	1.58%
TS&W Small Cap Value Fund				Institutional Class	0.00%	0.50%	0.50%
Class Z	0.15%	1.10%	1.25%	Dwight Short Term Fixed Income Fund			
Class A	0.40%	1.10%	1.50%	Class Z	0.17%	0.53%	0.70%
Institutional Class	0.00%	1.10%	1.10%	Class A	0.42%	0.53%	0.95%
Cash Reserves Fund				Class C	0.92%	0.53%	1.45%
Class Z	0.10%	0.20%	0.30%	Institutional Class	0.02%	0.53%	0.55%
Class A	0.35%	0.20%	0.55%				
Institutional Class	0.00%	0.20%	0.20%				

	Total Institutional Class Expense Limit
Barrow Hanley Core Bond Fund	0.70%
Dwight High Yield Fund	0.80%

The Adviser may seek reimbursement for Management Fees waived and other expenses paid by the Adviser pursuant to the Expense Limitation Agreements during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by a Fund of the Management Fees waived and other expenses paid by the Adviser pursuant to the Expense Limitation Agreements may be made when a Fund has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of each Fund to exceed the total operating expense percentage described above. With respect to all Funds (except the Barrow Hanley Core Bond Fund, Dwight High Yield Fund and TS&W Mid-Cap Value Fund), no reimbursement by a Fund will be made for Management Fees waived or other expenses paid prior to December 31, 2008, unless: (i) the Fund's assets exceed $75 million; (ii) the Fund's total operating annual expense ratio is less than the specified percentage of the Fund's average daily net assets, and (iii) the payment of such reimbursement was approved by the Board. As of September 30, 2010, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows (000):

Fund	Expires March 31, 2011	Expires March 31, 2012	Expires March 31, 2013	Expires March 31, 2014	Total
Analytic U.S. Long/Short Fund	$209	$335	$ 66	$ 39	$ 649
Barrow Hanley Value Fund	349	250	111	56	766
Focused Fund	116	320	1,012	1,249	2,697
Heitman REIT Fund	216	171	62	28	477
Large Cap Growth Fund	404	574	726	442	2,146
Strategic Small Company Fund	177	192	438	195	1,002
TS&W Mid-Cap Value Fund	32	186	297	148	663
TS&W Small Cap Value Fund	123	93	66	30	312
Barrow Hanley Core Bond Fund	32	37	44	25	138
Cash Reserves Fund	118	192	152	134	596
Dwight High Yield Fund	18	32	33	17	100
Dwight Intermediate Fixed Income Fund	130	229	202	103	664
Dwight Short Term Fixed Income Fund	310	248	84	28	670

NOTES TO FINANCIAL STATEMENTS — continued

For the six-month period ended September 30, 2010, the Adviser was reimbursed the following amounts for previously waived fees:

Fund	Total (000)
Analytic U.S. Long/Short Fund	$ 17
Barrow Hanley Value Fund	8
Focused Fund	2
Heitman REIT Fund	6
Large Cap Growth Fund	114
TS&W Small Cap Value Fund	8
Dwight Short Term Fixed Income Fund	53

Effective following the close of business on March 12, 2010, the Adviser voluntarily agreed to reimburse expenses to the extent necessary to assist the Cash Reserves Fund in maintaining a minimum yield of 0.00% for each share class. Prior to March 12, 2010, the Adviser reimbursed expenses to maintain a minimum yield of 0.10% for each share class of the Cash Reserves Fund. The agreement to reimburse expenses is voluntary and may be modified or discontinued by the Adviser at any time. The voluntary waiver paid to the Cash Reserves Fund during the six-month period ended September 30, 2010 was $3 (000) and is included within Waiver of Management Fees and Reimbursement of Other Expenses by Adviser on the Statement of Operations.

Sub-Advisory Agreements — The following sub-advisers (the "Sub-Advisers") provide sub-advisory services or co-sub-advisory services to the Funds pursuant to sub-advisory agreements (the "Sub-Advisory Agreements") between the Trust, the Adviser and each Sub-Adviser:

Analytic Investors, LLC — The Trust, on behalf of the Analytic U.S. Long/Short Fund , and the Adviser entered into sub-advisory agreements with Analytic Investors, LLC ("Analytic"). Analytic is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Ashfield Capital Partners, LLC — The Trust, on behalf of the Large Cap Growth Fund and Strategic Small Company Fund, and the Adviser entered into sub-advisory agreements with Ashfield Capital Partners, LLC ("Ashfield"). Ashfield is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Barrow, Hanley, Mewhinney & Strauss, LLC — The Trust, on behalf of the Barrow Hanley Core Bond Fund and Barrow Hanley Value Fund, and the Adviser entered into sub-advisory agreements with Barrow, Hanley, Mewhinney & Strauss, LLC ("Barrow Hanley"). Barrow Hanley is an indirect wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Copper Rock Capital Partners, LLC — The Trust, on behalf of the Strategic Small Company Fund, and the Adviser entered into a sub-advisory agreement with Copper Rock Capital Partners, LLC ("Copper Rock"). Copper Rock is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Dwight Asset Management Company LLC — The Trust, on behalf of the Cash Reserves Fund, Dwight High Yield Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund, and the Adviser entered into sub-advisory agreements with Dwight Asset Management Company LLC ("Dwight"). Dwight is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Eagle Asset Management, Inc. — The Trust, on behalf of the Strategic Small Company Fund, and the Adviser entered into a sub-advisory agreement with Eagle Asset Management, Inc. ("Eagle").

Heitman Real Estate Securities LLC — The Trust, on behalf of the Heitman REIT Fund, and the Adviser entered into a sub-advisory agreement with Heitman Real Estate Securities LLC ("Heitman"). Heitman is owned 50% by Heitman senior executives and 50% by Old Mutual (HFL) Inc., a wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Thompson, Siegel & Walmsley LLC — The Trust, on behalf of the TS&W Small Cap Value Fund and TS&W Mid-Cap Value Fund, and the Adviser entered into sub-advisory agreements with Thompson, Siegel & Walmsley LLC ("TS&W"). TS&W is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, the Sub-Advisers are entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of each portion of the Funds managed, less 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Adviser (with the exception of the Dwight Intermediate Fixed Income Fund). The fees are calculated as follows:

Fund	Sub-Advisory Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Analytic U.S. Long/Short Fund	0.45%	0.40%	0.35%	0.30%	0.25%	0.20%	0.15%
Barrow Hanley Value Fund	0.40%	0.38%	0.37%	0.35%	0.33%	0.32%	0.31%
Heitman REIT Fund	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%
Large Cap Growth Fund	0.35%	0.335%	0.325%	0.325%	0.275%	0.225%	0.175%
Strategic Small Company Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%
TS&W Small Cap Value Fund	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%	0.40%
Dwight Short Term Fixed Income Fund	0.20%	0.175%	0.15%	0.125%	0.10%	0.075%	0.05%

	Sub-Advisory Fee Breakpoint Asset Thresholds		
	$0 to less than $500 million	$500 million to less than $1.0 billion	$1.0 billion or greater
TS&W Mid-Cap Value Fund	0.50%	0.47%	0.45%
Barrow Hanley Core Bond Fund	0.25%	0.24%	0.229%
Dwight High Yield Fund	0.35%	0.338%	0.325%

	Sub-Advisory Fees without Breakpoints
Cash Reserves Fund	0.09%
Dwight Intermediate Fixed Income Fund	0.15%

From time to time, the Adviser may recommend the appointment of additional or replacement sub-advisers to the Board. The Trust and the Adviser have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, the Adviser, with the approval of the Board may hire, terminate or replace unaffiliated sub-advisers without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisers with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, the Adviser has the ultimate responsibility to oversee the sub-advisers and recommend their hiring, termination and replacement. The Strategic Small Company Fund intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisers. Shareholders of a Fund have the right to terminate a sub-advisory agreement with an unaffiliated sub-adviser for a Fund at any time by a vote of the majority of the outstanding voting securities of such Fund. The SEC exemptive order also permits the Funds to disclose to shareholders the aggregate fees paid to Old Mutual Capital and unaffiliated sub-adviser(s) by each Fund.

Sub-Administrator — The Adviser and The Bank of New York Mellon (the "Sub-Administrator") entered into a sub-administration and accounting agreement (the "Sub-Administration Agreement") pursuant to which the Sub-Administrator assists the Adviser in connection with the administration and business affairs of the Trust. Under the Sub-Administration Agreement, The Adviser pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust and Old Mutual Funds I (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. For funds within the Old Mutual Complex that are managed as a "fund of funds," these fees apply only at the underlying fund level. In addition, the Adviser and Old Mutual Fund Services (administrator to Old Mutual Funds I) pays the Sub-Administrator the following annual fees: (1) $35 (000) for each fund managed as a "fund of funds"; and (2) $3 (000) per class in excess of three classes for each fund in the Old Mutual Complex; and (3) the greater of .01925% based on the combined average daily gross assets of the Old Mutual Complex or $425 (000). Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Adviser or any third party for special, indirect or consequential damages.

NOTES TO FINANCIAL STATEMENTS — continued

Distributor — The Trust entered into a distribution agreement (the "Distribution Agreement") with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser. The Distributor receives no compensation under the Distribution Agreement for serving in such capacity. The Trust has adopted, on behalf of Class A shares of each Fund, separate distribution plans pursuant to Rule 12b-1 under the 1940 Act, which provide for payment of a distribution fee of up to 0.25% of the daily net assets of Class A shares. Currently, the Trust is not paying a distribution fee on Class A shares. The Trust has also adopted, on behalf of Class C shares of the Dwight Intermediate Fixed Income Fund and the Dwight Short Term Fixed Income Fund, a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act, which provides for payment of a distribution fee of up to 0.75% of the average daily net assets of Class C shares. Currently, the Dwight Short Term Fixed Income Fund pays a distribution fee of 0.50% of the average daily net assets of the Class C Shares. The Trust has also adopted a Service Plan on behalf of Class A shares of each Fund and Class C shares of the Dwight Intermediate Fixed Income Fund and the Dwight Short Term Fixed Income Fund which provide for payment of a service fee of up to 0.25% of the average daily net assets of each Class. The Class A service plan on behalf of the TS&W Mid-Cap Value Fund and Cash Reserves Fund were adopted pursuant to Rule 12b-1. Distribution fees are paid to the Distributor for the sale and distribution of shares and service fees are paid to the Distributor, brokers, dealers and/or other financial intermediaries for providing or arranging for others to provide personal services to shareholders and/or the maintenance of shareholder accounts.

Of the service and distribution fees the Distributor received for the six–month period ended September 30, 2010, it retained the following (000):

	Service Fees		Distribution Fees
	Class A	Class C	Class C
Analytic U.S. Long/Short Fund	$—	$—	$ —
Barrow Hanley Value Fund	—	—	—
Focused Fund	1	—	—
Heitman REIT Fund	2	—	—
Large Cap Growth Fund	—	—	—
Strategic Small Company Fund	—	—	—
TS&W Mid-Cap Value Fund	1	—	—
TS&W Small Cap Value Fund	—	—	—
Cash Reserves Fund	—	—	—
Dwight Intermediate Fixed Income Fund	5	8	24
Dwight Short Term Fixed Income Fund	2	8	15

Amounts designated as "—" are either $0 or have been rounded to $0.

Other Service Providers — The Bank of New York Mellon serves as the custodian for each of the Funds. The custodian's responsibilities include safekeeping of the Funds' portfolio securities and cash, the delivery of such securities and cash to and from the Funds, and the appointment of any sub-custodian banks and clearing agents.

DST Systems, Inc. ("DST") serves as the transfer agent and dividend disbursing agent of the Trust. Pursuant to an agency agreement between the Trust and DST, DST also provides call center, correspondence and other shareholder account-related services to the Funds. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Trust to persons who beneficially own interests in the Trust.

OMUSH receives an offset of certain recordkeeping fees from the plan sponsors of OMUSH's participant directed 401K, profit sharing and/or voluntary deferral plans which invest in the Old Mutual Complex (collectively, the "Deferred Plans"). The amount of the fee offset is based in part on service and/or sub-transfer agency fees received by the plan sponsors from the Old Mutual Funds' Class Z shares within the Deferred Plans. During the six–month period ended September 30, 2010, the amount received by OMUSH for recordkeeping fee offsets attributable to investments by the Deferred Plans in the Old Mutual Complex was approximately $19 (000).

Officers of the Trust who are or were officers of the Adviser, Old Mutual Fund Services or the Distributor, as well as the Senior Officer, received no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments and securities sold short, for the Funds (excluding the Cash Reserves Fund) for the six–month period ended September 30, 2010, were as follows:

	Purchases (000)		Sales (000)	
	Other	U.S. Government	Other	U.S. Government
Analytic U.S. Long/Short Fund	$ 127,843	$ —	$ 230,908	$ —
Barrow Hanley Value Fund	10,514	—	8,286	—
Focused Fund	269,943	—	295,886	—
Heitman REIT Fund	54,715	—	60,941	—
Large Cap Growth Fund	30,220	—	40,263	—
Strategic Small Company Fund	89,359	—	100,672	—
TS&W Mid-Cap Value Fund	102,681	—	92,614	—
TS&W Small Cap Value Fund	28,531	—	37,439	—
Barrow Hanley Core Bond Fund	7,279	12,227	11,660	11,990
Dwight High Yield Fund	6,401	—	7,118	—
Dwight Intermediate Fixed Income Fund	145,971	124,080	152,926	127,235
Dwight Short Term Fixed Income Fund	57,450	34,452	81,463	46,774

Transactions in option contracts written in the Dwight Intermediate Fixed Income Fund for the six–month period ended September 30, 2010, were as follows:

	Number of Contracts	Proceeds Received (000)
Outstanding at March 31, 2010	21	$ 5
Options expired	(21)	(5)
Outstanding at September 30, 2010	—	$—

Notes to Financial Statements — continued

5. Capital Share Transactions

	Old Mutual Analytic U.S. Long/Short Fund				Old Mutual Barrow Hanley Value Fund			
	4/1/10 to 9/30/10 (Unaudited)		4/1/09 to 3/31/10		4/1/10 to 9/30/10 (Unaudited)		4/1/09 to 3/31/10	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):								
Class Z								
Shares Issued	184	$ 1,860	2,193	$ 19,094	2,895	$ 17,112	2,902	$ 15,819
Capital Contribution	—	—	—	—	—	—	—	—
Shares Issued in Merger[1]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	43	442	47	271	311	1,585
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(8,213)	(82,505)	(9,668)	(91,821)	(2,459)	(13,976)	(5,651)	(29,778)
Total Class Z Capital Share Transactions	(8,029)	(80,645)	(7,432)	(72,285)	483	3,407	(2,438)	(12,374)
Class A								
Shares Issued	17	180	174	1,703	37	207	501	2,373
Capital Contribution	—	—	—	—	—	—	—	—
Shares Issued in Merger[1]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	2	19	1	4	8	43
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(136)	(1,369)	(414)	(3,943)	(68)	(409)	(735)	(3,576)
Total Class A Capital Share Transactions	(119)	(1,189)	(238)	(2,221)	(30)	(198)	(226)	(1,160)
Class C[3]								
Shares Issued	—	—	8	72	—	—	16	69
Capital Contribution	—	—	—	—	—	—	—	—
Shares Issued in Merger[1]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	2	8
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	—	—	(399)	(3,760)	—	—	(331)	(1,735)
Total Class C Capital Share Transactions	—	—	(391)	(3,688)	—	—	(313)	(1,658)
Institutional Class								
Shares Issued	91	926	105	1,023	205	1,181	3,050	15,592
Capital Contribution	—	—	—	—	—	—	—	—
Shares Issued in Merger[1]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	24	252	31	179	262	1,330
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(690)	(7,036)	(1,844)	(18,548)	(1,249)	(7,256)	(6,003)	(32,983)
Total Institutional Class Capital Share Transactions	(599)	(6,110)	(1,715)	(17,273)	(1,013)	(5,896)	(2,691)	(16,061)

[1] See Note 1.

[2] During the year ended March 31, 2010 the Focused Fund received a one-time distribution of settlement funds from the Prudential Securities, Inc. Fair Fund.

[3] Class C Share for all Funds were closed in 2009. See Note 1 for further details.

n/a — not applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

Old Mutual Focused Fund				Old Mutual Heitman REIT Fund				Old Mutual Large Cap Growth Fund			
4/1/10 to 9/30/10 (Unaudited)		4/1/09 to 3/31/10		4/1/10 to 9/30/10 (Unaudited)		4/1/09 to 3/31/10		4/1/10 to 9/30/10 (Unaudited)		4/1/09 to 3/31/10	
Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
688	$ 14,073	2,488	$ 49,629	272	$ 1,996	466	$ 2,679	120	$ 1,901	333	$ 4,851
—	—	—	261[2]	—	—	—	—	—	—	—	—
—	—	23,096	475,634	—	—	—	—	—	—	—	—
1,772	32,624	27	550	21	160	72	405	—	—	41	614
n/a	3	n/a	—	n/a	1	n/a	1	n/a	—	n/a	—
(2,085)	(41,740)	(2,029)	(41,538)	(310)	(2,247)	(1,085)	(5,782)	(697)	(10,987)	(1,573)	(22,669)
375	4,960	23,582	484,536	(17)	(90)	(547)	(2,697)	(577)	(9,086)	(1,199)	(17,204)
362	7,175	1,580	29,578	28	200	618	3,302	6	89	16	219
—	—	—	15[2]	—	—	—	—	—	—	—	—
—	—	113	2,298	—	—	—	—	—	—	—	—
35	639	2	39	3	26	21	116	—	—	—	—
n/a	—	n/a	2	n/a	—	n/a	—	n/a	—	n/a	—
(274)	(5,375)	(254)	(4,994)	(536)	(3,878)	(487)	(2,942)	(11)	(168)	(103)	(1,457)
123	2,439	1,441	26,938	(505)	(3,652)	152	476	(5)	(79)	(87)	(1,238)
—	—	70	1,958	—	—	16	78	—	—	8	91
—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	1	—	—	—	—
n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	—	—
—	—	(115)	(2,185)	—	—	(100)	(581)	—	—	(200)	(2,680)
—	—	(45)	(227)	—	—	(84)	(502)	—	—	(192)	(2,589)
25	482	228	4,640	—	—	1,641	9,741	12	187	2,579	36,439
—	—	—	14[2]	—	—	—	—	—	—	—	—
—	—	909	18,759	—	—	—	—	—	—	—	—
95	1,751	7	148	13	102	26	160	—	—	11	166
n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
(168)	(3,431)	(771)	(15,559)	(410)	(2,969)	(488)	(3,144)	(68)	(1,080)	(1,079)	(16,428)
(48)	(1,198)	373	8,002	(397)	(2,867)	1,179	6,757	(56)	(893)	1,511	20,177

NOTES TO FINANCIAL STATEMENTS — continued

AS OF SEPTEMBER 30, 2010 (UNAUDITED)

	Old Mutual Strategic Small Company Fund				Old Mutual TS&W Mid-Cap Value Fund			
	4/1/10 to 9/30/10 (Unaudited)		4/1/09 to 3/31/10		4/1/10 to 9/30/10 (Unaudited)		4/1/09 to 3/31/10	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):								
Class Z								
Shares Issued	190	$ 1,746	439	$ 3,572	235	$ 1,819	1,198	$ 8,574
Capital Contribution	—	—	—	1,032[2]	—	—	—	—
Shares Issued in Merger[1]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	28	244	—	—	49	370
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(1,168)	(10,329)	(1,563)	(12,874)	(1,235)	(9,566)	(2,256)	(15,997)
Total Class Z Capital Share Transactions	(978)	(8,583)	(1,096)	(8,026)	(1,000)	(7,747)	(1,009)	(7,053)
Class A								
Shares Issued	6	52	13	103	64	502	415	2,830
Capital Contribution	—	—	—	10[2]	—	—	—	—
Shares Issued in Merger[1]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	1	—	—	1	10
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(9)	(74)	(29)	(221)	(95)	(736)	(675)	(4,674)
Total Class A Capital Share Transactions	(3)	(22)	(16)	(107)	(31)	(234)	(259)	(1,834)
Class C[3]								
Shares Issued	—	—	—	2	—	—	33	208
Capital Contribution	—	—	—	—[2]	—	—	—	—
Shares Issued in Merger[1]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	—	—	(13)	(101)	—	—	(336)	(2,320)
Total Class C Capital Share Transactions	—	—	(13)	(99)	—	—	(303)	(2,112)
Institutional Class								
Shares Issued	2	16	22	187	6,216	48,035	17,640	119,720
Capital Contribution	—	—	—	93[2]	—	—	—	—
Shares Issued in Merger[1]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	2	14	—	—	121	906
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(270)	(2,479)	(1,556)	(12,687)	(2,974)	(23,327)	(6,241)	(44,321)
Total Institutional Class Capital Share Transactions	(268)	(2,463)	(1,532)	(12,393)	3,242	24,708	11,520	76,305

[1] See Note 1.

[2] During the year ended March 31, 2010 the Strategic Small Company Fund and TS&W Small Cap Value Fund received a one-time distribution of settlement funds from the Millenium Partners LP and Prudential Securities, Inc. Fair Fund.

[3] Class C Share for all Funds were closed in 2009. See Note 1 for further details.

n/a — not applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

| | Old Mutual TS&W Small Cap Value Fund | | | | Old Mutual Barrow Hanley Core Bond Fund | | | | Old Mutual Cash Reserves Fund | | | |
| | 4/1/10 to 9/30/10 (Unaudited) | | 4/1/09 to 3/31/10 | | 4/1/10 to 9/30/10 (Unaudited) | | 4/1/09 to 3/31/10 | | 4/1/10 to 9/30/10 (Unaudited) | | 4/1/09 to 3/31/10 | |
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	558	$ 8,724	1,328	$ 19,084	—	$ —	—	$ —	5,754	$ 5,754	7,779	$ 7,779
	—	—	—	1[2]	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	10	144	—	—	—	—	3	3	28	28
	n/a	—	n/a	1	n/a	—	n/a	—	n/a	—	n/a	—
	(597)	(9,398)	(1,132)	(16,207)	—	—	—	—	(6,472)	(6,472)	(15,520)	(15,520)
	(39)	(674)	206	3,023	—	—	—	—	(715)	(715)	(7,713)	(7,713)
	14	226	225	2,964	—	—	—	—	434	434	2,125	2,125
	—	—	—	—[2]	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	1	1
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	(59)	(936)	(127)	(1,809)	—	—	—	—	(699)	(699)	(2,099)	(2,099)
	(45)	(710)	98	1,155	—	—	—	—	(265)	(265)	27	27
	—	—	20	237	—	—	—	—	—	—	795	795
	—	—	—	—[2]	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	1	1
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	—	—	(170)	(2,318)	—	—	—	—	—	—	(4,024)	(4,024)
	—	—	(150)	(2,081)	—	—	—	—	—	—	(3,228)	(3,228)
	42	640	2,540	35,725	113	1,219	1,758	18,398[1]	157,706	157,706	14,000	14,000
	—	—	—	—[2]	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	5	81	108	1,159	345	3,611	11	11	—	—
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	(604)	(9,390)	(949)	(14,515)	(838)	(8,991)	(948)	(9,972)	(52,819)	(52,819)	—	—
	(562)	(8,750)	1,596	21,291	(617)	(6,613)	1,155	12,037	104,898	104,898	14,000	14,000

	Old Mutual Dwight High Yield Fund			
	4/1/10 to 9/30/10 (Unaudited)		4/1/09 to 3/31/10	
	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):				
Class Z				
Shares Issued	—	$ —	—	$ —
Shares Issued upon Reinvestment of Distributions	—	—	—	—
Redemption Fees	n/a	—	n/a	—
Shares Redeemed	—	—	—	—
Total Class Z Capital Share Transactions	—	—	—	—
Class A				
Shares Issued	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—
Redemption Fees	n/a	—	n/a	—
Shares Redeemed	—	—	—	—
Total Class A Capital Share Transactions	—	—	—	—
Class C				
Shares Issued	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—
Redemption Fees	n/a	—	n/a	—
Shares Redeemed	—	—	—	—
Total Class C Capital Share Transactions	—	—	—	—
Institutional Class				
Shares Issued	81	850	783	7,304
Shares Issued upon Reinvestment of Distributions	44	470	181	1,808
Redemption Fees	n/a	—	n/a	—
Shares Redeemed	(175)	(1,858)	(1,234)	(12,301)
Total Institutional Class Capital Share Transactions	(50)	(538)	(270)	(3,189)

n/a — not applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

	Old Mutual Dwight Intermediate Fixed Income Fund				Old Mutual Dwight Short Term Fixed Income Fund			
	4/1/10 to 9/30/10 (Unaudited)		4/1/09 to 3/31/10		4/1/10 to 9/30/10 (Unaudited)		4/1/09 to 3/31/10	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	174	$ 1,801	888	$ 8,931	544	$ 5,486	2,035	$ 20,198
	15	157	45	461	133	1,338	360	3,590
	n/a	—	n/a	—	n/a	1	n/a	—
	(284)	(2,939)	(555)	(5,639)	(1,637)	(16,490)	(2,405)	(23,960)
	(95)	(981)	378	3,753	(960)	(9,665)	(10)	(172)
	613	6,361	5,629	56,435	199	2,006	5,364	53,081
	23	242	95	962	11	106	55	548
	n/a	—	n/a	6	n/a	—	n/a	—
	(1,475)	(15,220)	(4,201)	(42,654)	(1,730)	(17,436)	(4,148)	(41,435)
	(839)	(8,617)	1,523	14,749	(1,520)	(15,324)	1,271	12,194
	161	1,668	1,688	16,774	84	844	1,184	11,740
	5	55	24	246	2	25	9	89
	n/a	—	n/a	—	n/a	—	n/a	—
	(677)	(6,994)	(1,196)	(12,160)	(525)	(5,286)	(652)	(6,518)
	(511)	(5,271)	516	4,860	(439)	(4,417)	541	5,311
	63	657	1,238	12,590	352	3,552	2,147	21,414
	27	278	80	809	18	185	20	202
	n/a	—	n/a	—	n/a	—	n/a	—
	(612)	(6,365)	(1,549)	(15,386)	(299)	(3,017)	(500)	(5,015)
	(522)	(5,430)	(231)	(1,987)	71	720	1,667	16,601

NOTES TO FINANCIAL STATEMENTS — continued

6. FEDERAL TAX INFORMATION

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Funds are subject to the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), *Income Taxes*. ASC 740-10 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing a Fund's tax returns to determine whether these positions meet a "more-likely-than-not" standard that, based on the technical merits, have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

ASC 740-10 requires management of the Funds to analyze all open tax years, fiscal years 2007-2010 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the year ended March 31, 2010, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of March 31, 2010, primarily attributable to certain losses which, for tax purposes, are not available to offset future income, different treatment for gains and losses on paydowns of mortgage- and asset-backed securities, returns of capital, utilization of net operating losses, fund reorganizations, capital loss carryforwards that expire in the current year due to Internal Revenue Code limitations, REIT reclasses between net investment income and long-term capital, and dividends on short sales. These permanent differences were reclassified to/from the following accounts:

	Increase/ (Decrease) Paid-in Capital (000)	Increase/(Decrease) Undistributed Net Investment Income (000)	Increase/(Decrease) Accumulated Net Realized Gain (000)
Analytic U.S. Long/Short Fund	$ (1)	$ 1	$ —
Focused Fund	1,207,247	290	(1,207,537)
Heitman REIT Fund*	1	(278)	277
Large Cap Growth Fund	(10,890)	118	10,772
Strategic Small Company Fund	(218,048)	1,134	216,914
TS&W Mid-Cap Value Fund	371	(227)	(144)
TS&W Small Cap Value Fund	(1,314)	34	1,280
Barrow Hanley Core Bond Fund	—	12	(12)
Cash Reserves Fund	(3)	—	3
Dwight High Yield Fund	—	(11)	11
Dwight Intermediate Fixed Income Fund	—	97	(97)
Dwight Short Term Fixed Income Fund	(3)	15	(12)

These reclassifications had no effect on net assets or net asset value per share.

* Information reflects fund activity for tax purposes based on the Fund's December 31, 2009 tax reporting year.

Amounts designated as "—" are either $0 or have been rounded to $0.

The tax character of dividends and distributions declared during the years ended March 31, 2010 and 2009 were as follows:

Fund	Ordinary Income (000)	Long-Term Capital Gain (000)	Return of Capital (000)	Total (000)
Analytic U.S. Long/Short Fund				
2010	$1,518	$ —	$ —	$1,518
2009	741	—	—	741
Barrow Hanley Value Fund				
2010	3,086	—	—	3,086
2009	3,081	—	—	3,081
Focused Fund				
2010	849	—	—	849
2009	1,038	284	—	1,322
Heitman REIT Fund*				
2010	1,197	—	—	1,197
2009	1,586	—	47	1,633
Large Cap Growth Fund				
2010	679	—	118	797
Strategic Small Company Fund				
2010	265	—	—	265
TS&W Mid-Cap Value Fund				
2010	1,314	—	—	1,314
2009	297	—	—	297
TS&W Small Cap Value Fund				
2010	207	—	28	235
2009	46	4,325	—	4,371
Barrow Hanley Core Bond Fund				
2010	3,383	230	—	3,613
2009	3,042	203	—	3,245
Cash Reserves Fund				
2010	31	—	—	31
2009	549	—	—	549
Dwight High Yield Fund				
2010	1,810	—	—	1,810
2009	1,121	—	13	1,134
Dwight Intermediate Fixed Income Fund				
2010	4,678	—	—	4,678
2009	3,994	508	—	4,502
Dwight Short Term Fixed Income Fund				
2010	5,185	—	—	5,185
2009	5,791	—	—	5,791

* Information reflects fund activity for tax purposes based on the Fund's December 31 tax reporting year.

The Large Cap Growth Fund and Strategic Small Company Fund did not declare dividends or distributions during the year ended March 31, 2009.

Amounts designated as "—" are either $0 or have been rounded to $0.

As of March 31, 2010, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Undistributed Long-Term Capital Gains (000)	Capital Loss Carryforwards (000)	Post-October Losses (000)	Unrealized Appreciation (Depreciation) (000)	Other Temporary Differences (000)	Total (000)
Analytic U.S. Long/Short Fund	$ 581	$ —	$ (75,790)	$ —	$11,621	$ —	$ (63,588)
Barrow Hanley Value Fund	595	—	(19,233)	(3,861)	16,398	—	(6,101)
Focused Fund	14,832**	22,255**	(1,244,165)	—	57,585	—	(1,149,493)
Heitman REIT Fund*	19	—	(25,125)	(18)	13,509	—	(11,615)
Large Cap Growth Fund	—	—	(338,191)	—	38,247	—	(299,944)
Strategic Small Company Fund	187	—	(61,219)	—	20,207	—	(40,825)
TS&W Mid-Cap Value Fund	110	—	(55,792)	—	30,254	—	(25,428)
TS&W Small Cap Value Fund	—	—	(15,841)	(190)	27,085	—	11,054
Barrow Hanley Core Bond Fund	1	—	(261)	—	2,386	—	2,126
Cash Reserves Fund	—	—	—	—	—	—	—
Dwight High Yield Fund	784	—	—	(285)	41	—	540
Dwight Intermediate Fixed Income Fund	1,290	278	—	—	2,258	(116)	3,710
Dwight Short Term Fixed Income Fund	50	—	(1,798)	—	1,121	(55)	(682)

* Information reflects fund activity for tax purposes based on the Fund's December 31, 2009 tax reporting year.

** The Internal Revenue Code of 1986, as amended, (the "Code") limits the ability of the Focused Fund to utilize, in the year of the reorganization, capital losses carried over from the Growth Fund and the Technology and Communications Fund. The undistributed ordinary income and undistributed long-term capital gain amounts as of March 31, 2010 include remaining long-term and short-term capital gains of approximately $36,000 (000) after application of this limitation. To the extent not utilized in the year ended March 31, 2010, the capital loss carryovers are preserved (subject to applicable limitations) to be utilized against future capital gains.

Amounts designated as "—" are either $0 or have been rounded to $0.

Post-October losses represent losses realized on investment transactions from November 1, 2009 through March 31, 2010 that, in accordance with federal income tax regulations the Funds may elect to defer and treat as having arisen in the following fiscal year. For federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years to the extent allowed by the Internal Revenue Code.

As of March 31, 2010, the following Funds had capital loss carryforwards available to offset future realized capital gains through the indicated expiration dates (000):

Fund	2011	2012	2013	2014	2015	2016	2017	2018	Total
Analytic U.S. Long/Short Fund	$ 10,565	$ —	$ —	$—	$ —	$ 4,226	$19,658	$41,341	$ 75,790
Barrow Hanley Value Fund	—	—	—	—	—	—	2,586	16,647	19,233
Focused Fund	—	839,479	312,740	—	—	24,381	67,565	—	1,244,165
Heitman REIT Fund*	—	—	—	—	—	8,564	16,561	—	25,125
Large Cap Growth Fund	180,999	105,397	—	—	—	17,297	20,002	14,496	338,191
Strategic Small Company Fund	—	—	—	—	—	51,812	4,523	4,884	61,219
TS&W Mid-Cap Value Fund	—	—	—	—	—	37,701	3,998	14,093	55,792
TS&W Small Cap Value Fund	—	—	—	—	—	7,317	4,741	3,783	15,841
Barrow Hanley Core Bond Fund	—	—	—	—	—	—	—	261	261
Cash Reserves Fund	—	—	—	—	—	—	—	—	—
Dwight Short Term Fixed Income Fund	—	—	—	—	1,222	—	—	576	1,798

* Information reflects fund activity for tax purposes based on the Fund's December 31, 2009 tax reporting year.

Amounts designated as "—" are either $0 or have been rounded to $0.

During the year ended March 31, 2010, the following capital loss carryforwards were utilized to offset realized capital gains and/or expired (000):

Fund	Amounts
Focused Fund	$501,086
Large Cap Growth Fund	215,777
Strategic Small Company Fund	120,747
TS&W Small Cap Value Fund	1,302
Cash Reserves Fund	3
Dwight High Yield Fund	502

Of the capital loss carryforwards attributable to the Focused Fund, Large Cap Growth Fund, Strategic Small Company Fund, TS&W Mid-Cap Value Fund and TS&W Small Cap Value Fund, the following amounts may be limited as a result of reorganizations completed after the close of business on March 27, 2009 and December 4, 2009 and to the extent unrealized gains and losses that existed at the time of the reorganization are realized, the capital loss carryforwards may be further limited for up to five years from the date of the reorganization (000):

	Total Capital Loss Carryforwards at 03/31/10	Amounts limited annually due to 12/04/09 reorganization	Amounts limited annually due to 03/27/09 reorganization
Focused Fund	$1,244,165	$25,893	$ —
Large Cap Growth Fund	338,191	—	20,932
Strategic Small Company Fund	61,219	—	9,407
TS&W Mid-Cap Value Fund	55,792	—	13,936
TS&W Small Cap Value Fund	15,841	—	7,317

The federal tax cost, aggregate gross unrealized appreciation and depreciation of investments, excluding securities sold short, futures contracts and written options contracts, held by each Fund excluding the Cash Reserves Fund, at September 30, 2010, were as follows:

Fund	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation/ (Depreciation) (000)
Analytic U.S. Long/Short Fund	$ 55,092	$ 4,607	$ (1,502)	$ 3,105
Barrow Hanley Value Fund	121,473	20,173	(11,058)	9,115
Focused Fund	550,302	46,022	(20,206)	25,816
Heitman REIT Fund	45,425	15,596	(361)	15,235
Large Cap Growth Fund	161,522	41,030	(2,865)	38,165
Strategic Small Company Fund	84,720	15,720	(1,545)	14,175
TS&W Mid-Cap Value Fund	243,019	36,092	(7,767)	28,325
TS&W Small Cap Value Fund	88,313	18,602	(4,682)	13,920
Barrow Hanley Core Bond Fund	48,778	3,484	(50)	3,434
Dwight High Yield Fund	9,389	596	(724)	(128)
Dwight Intermediate Fixed Income Fund	93,647	2,771	(136)	2,635
Dwight Short Term Fixed Income Fund	184,115	3,231	(1,546)	1,685

7. CONCENTRATIONS/RISKS

The Cash Reserves Fund invests in a portfolio of money market instruments maturing in 397 days or less whose ratings are within one of the two highest ratings categories assigned by a nationally recognized statistical rating agency, or, if not rated, are believed by Dwight to be of comparable quality. The ability of the issuers of the securities held by the Fund to meet their obligations may be affected by economic developments in a specific industry, state or region.

Certain Funds invest a high percentage of their assets in specific sectors of the market, including technology and real estate. As a result, the economic and regulatory developments in a particular sector of the market, positive or negative, have a greater impact on the Fund's net asset value and will cause its shares to fluctuate more than if the Fund did not concentrate its investments in a particular sector. In addition, the Heitman REIT Fund is concentrated, which means it may invest 25% or more of it's net assets in specific industries.

Notes to Financial Statements — concluded

There are risks associated with selling short, including the risk that a Fund engaged in short sales may have to cover its short positions at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases.

The Dwight High Yield Fund invests in high yield securities which may be subject to greater levels of interest rate, credit and liquidity risk than investment grade securities. These high yield securities may be considered speculative with respect to the issuer's continuing ability to make principal and interest payments and may be subject to significant price fluctuations.

Certain funds may invest in mortgage related or other asset backed securities. These securities include mortgage pass-through securities, collateralized mortgage obligations ("CMOs"), commercial mortgage-backed securities, CMO residuals, stripped mortgage-backed securities and other securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property. The value of some mortgage-related or asset-backed securities may be particularly sensitive to changes in prevailing interest rates, decreases in real estate values and early repayment of principal on some mortgage-related securities may expose a Fund to a lower rate of return upon reinvestment of principal. The value of these securities may also fluctuate in response to the market's perception of the creditworthiness of the issuers. Additionally, although certain mortgages and mortgage-related securities are supported by some form of government or private guarantee and/or insurance, there is no assurance that private guarantors or insurers will meet their obligations.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund. However, based on experience, the Funds expect the risk of loss to be remote.

8. Interfund Lending

Pursuant to resolutions adopted by the Board of Trustees of each of the Trust and Old Mutual Funds I (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (for the purposes of this Note 8, the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003 to the Trusts. The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended September 30, 2010.

9. Litigation

PBHG Funds (now known as Old Mutual Funds II) and PBHG Fund Distributors (now known as Old Mutual Investment Partners) have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates a number of individual class action suits and derivative suits based on similar claims, which were previously filed against PBHG Funds and PBHG Fund Distributors in other jurisdictions, and were transferred to the U.S. District Court for the District of Maryland (the "Maryland District Court"). Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of PBHG Fund Distributors as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of PBHG Funds' 12b-1 Plan.

A proposed settlement of the Class Action and Derivative Suits has been filed with the Maryland District Court. A description of the settlement can be found at http://www.mutualfundsettlements.com/pb/PGM_Notice%207.1.10.pdf.

Old Mutual Capital does not believe that the outcome of the Civil Litigation will materially affect the Funds or its ability to carry out its duty as investment adviser to the Funds.

10. Expenses Borne by Adviser

Legal, printing and/or compliance audit expenses relating to the Civil Litigation described in Note 9 and certain regulatory examinations in connection with the market timing allegations were incurred, and the Adviser and/or the former adviser paid these expenses on behalf of the Trust. Had the Adviser and/or the former adviser not paid these expenses, the expenses for the Funds would have been higher than what is reflected in the financial highlights for the years ended March 31, 2010, 2009, 2008, 2007 and 2006.

11. New Accounting Pronouncement

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06 "**Improving Disclosures about Fair Value Measurements**." ASU 2010-06 requires the Funds to include disclosures about amounts and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements and input and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. Effective for interim and annual reporting periods beginning after December 15, 2010, the Funds will be required to include disclosures on purchases, sales, issuances, and settlements in the reconciliation of activity in Level 3 fair value measurements. At this time, the Adviser is evaluating the implications of ASU No. 2010-06 and its impact on the financial statements has not been determined.

12. Subsequent Events

In accordance with the provisions set forth in FASB Accounting Standards Codification 855-10 **Subsequent Events**, the Adviser has evaluated the possibility of subsequent events existing in the Funds' financial statements and has determined that there are no other material events that would require disclosure in the Funds' financial statements.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 888-772-2888 toll-free; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information regarding how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2010 is available (i) without charge, upon request, by calling 888-772-2888 toll free; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Old Mutual Funds II Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free. A list of each Fund's full portfolio holdings for the prior calendar quarter is also available on the Trust's website at oldmutualfunds.com fifteen days after the end of that calendar quarter.

FUND EXPENSES EXAMPLE (Unaudited)

Six Month Hypothetical Expense Example — September 30, 2010

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. The Funds may charge transaction fees, including sales charges (loads) on purchase payments; redemption fees; and exchange fees. The Funds also incur various ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2010.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, administration, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each Fund under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 4/1/2010	Ending Account Value 9/30/2010	Annualized Expense Ratio for the Six Month Period	Expenses Paid During Six Month Period*		Beginning Account Value 4/1/2010	Ending Account Value 9/30/2010	Annualized Expense Ratio for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Analytic U.S Long/Short Fund — Class A					Old Mutual Focused Fund — Class A				
Actual Fund Return	$1,000.00	$ 940.00	1.47%	$7.15	Actual Fund Return	$1,000.00	$ 954.50	1.20%	$5.88
Hypothetical 5% Return	1,000.00	1,017.70	1.47	7.44	Hypothetical 5% Return	1,000.00	1,019.05	1.20	6.07
Old Mutual Analytic U.S Long/Short Fund — Class Z					Old Mutual Focused Fund — Class Z				
Actual Fund Return	1,000.00	942.40	1.21	5.89	Actual Fund Return	1,000.00	955.70	0.95	4.66
Hypothetical 5% Return	1,000.00	1,019.00	1.21	6.12	Hypothetical 5% Return	1,000.00	1,020.31	0.95	4.81
Old Mutual Analytic U.S Long/Short Fund — Institutional Class					Old Mutual Focused Fund — Institutional Class				
Actual Fund Return	1,000.00	944.30	1.02	4.97	Actual Fund Return	1,000.00	956.30	0.80	3.92
Hypothetical 5% Return	1,000.00	1,019.95	1.02	5.16	Hypothetical 5% Return	1,000.00	1,021.06	0.80	4.05
Old Mutual Barrow Hanley Value Fund — Class A					Old Mutual Heitman REIT Fund — Class A				
Actual Fund Return	1,000.00	943.40	1.20	5.85	Actual Fund Return	1,000.00	1,074.30	1.50	7.80
Hypothetical 5% Return	1,000.00	1,019.05	1.20	6.07	Hypothetical 5% Return	1,000.00	1,017.55	1.50	7.59
Old Mutual Barrow Hanley Value Fund — Class Z					Old Mutual Heitman REIT Fund — Class Z				
Actual Fund Return	1,000.00	945.10	0.95	4.63	Actual Fund Return	1,000.00	1,075.40	1.23	6.40
Hypothetical 5% Return	1,000.00	1,020.31	0.95	4.81	Hypothetical 5% Return	1,000.00	1,018.90	1.23	6.23
Old Mutual Barrow Hanley Value Fund — Institutional Class					Old Mutual Heitman REIT Fund — Institutional Class				
Actual Fund Return	1,000.00	945.50	0.85	4.15	Actual Fund Return	1,000.00	1,077.30	0.95	4.95
Hypothetical 5% Return	1,000.00	1,020.81	0.85	4.31	Hypothetical 5% Return	1,000.00	1,020.31	0.95	4.81

FUND EXPENSES EXAMPLE (Unaudited) — concluded

	Beginning Account Value 4/1/2010	Ending Account Value 9/30/2010	Annualized Expense Ratio for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Large Cap Growth Fund — Class A				
Actual Fund Return	$1,000.00	$1,012.50	1.25%	$6.31
Hypothetical 5% Return	1,000.00	1,018.80	1.25	6.33
Old Mutual Large Cap Growth Fund — Class Z				
Actual Fund Return	1,000.00	1,014.20	1.00	5.05
Hypothetical 5% Return	1,000.00	1,020.05	1.00	5.06
Old Mutual Large Cap Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	1,014.10	0.90	4.54
Hypothetical 5% Return	1,000.00	1,020.56	0.90	4.56
Old Mutual Strategic Small Company Fund — Class A				
Actual Fund Return	1,000.00	989.20	1.55	7.73
Hypothetical 5% Return	1,000.00	1,017.30	1.55	7.84
Old Mutual Strategic Small Company Fund — Class Z				
Actual Fund Return	1,000.00	990.50	1.30	6.49
Hypothetical 5% Return	1,000.00	1,018.55	1.30	6.58
Old Mutual Strategic Small Company Fund — Institutional Class				
Actual Fund Return	1,000.00	990.50	1.05	5.24
Hypothetical 5% Return	1,000.00	1,019.80	1.05	5.32
Old Mutual TS&W Mid-Cap Value Fund — Class A				
Actual Fund Return	1,000.00	1,014.00	1.40	7.07
Hypothetical 5% Return	1,000.00	1,018.05	1.40	7.08
Old Mutual TS&W Mid-Cap Value Fund — Class Z				
Actual Fund Return	1,000.00	1,016.40	1.12	5.66
Hypothetical 5% Return	1,000.00	1,019.45	1.12	5.67
Old Mutual TS&W Mid-Cap Value Fund — Institutional Class				
Actual Fund Return	1,000.00	1,016.40	1.00	5.05
Hypothetical 5% Return	1,000.00	1,020.05	1.00	5.06
Old Mutual TS&W Small Cap Value Fund — Class A				
Actual Fund Return	1,000.00	949.50	1.50	7.33
Hypothetical 5% Return	1,000.00	1,017.55	1.50	7.59
Old Mutual TS&W Small Cap Value Fund — Class Z				
Actual Fund Return	1,000.00	951.20	1.25	6.11
Hypothetical 5% Return	1,000.00	1,018.80	1.25	6.33
Old Mutual TS&W Small Cap Value Fund — Institutional Class				
Actual Fund Return	1,000.00	951.40	1.10	5.38
Hypothetical 5% Return	1,000.00	1,019.55	1.10	5.57
Old Mutual Barrow Hanley Core Bond Fund — Institutional Class				
Actual Fund Return	1,000.00	1,055.60	0.70	3.61
Hypothetical 5% Return	1,000.00	1,021.56	0.70	3.55

	Beginning Account Value 4/1/2010	Ending Account Value 9/30/2010	Annualized Expense Ratio for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Cash Reserves Fund — Class A				
Actual Fund Return	$1,000.00	$1,000.00	0.31%	$1.55
Hypothetical 5% Return	1,000.00	1,023.51	0.31	1.57
Old Mutual Cash Reserves Fund — Class Z				
Actual Fund Return	1,000.00	1,000.10	0.29	1.45
Hypothetical 5% Return	1,000.00	1,023.61	0.29	1.47
Old Mutual Cash Reserves Fund — Institutional Class				
Actual Fund Return	1,000.00	1,000.50	0.20	1.00
Hypothetical 5% Return	1,000.00	1,024.07	0.20	1.01
Old Mutual Dwight High Yield Fund — Institutional Class				
Actual Fund Return	1,000.00	1,060.30	0.80	4.13
Hypothetical 5% Return	1,000.00	1,021.06	0.80	4.05
Old Mutual Dwight Intermediate Fixed Income Fund — Class A				
Actual Fund Return	1,000.00	1,043.70	0.83	4.25
Hypothetical 5% Return	1,000.00	1,020.91	0.83	4.20
Old Mutual Dwight Intermediate Fixed Income Fund — Class C				
Actual Fund Return	1,000.00	1,038.70	1.58	8.07
Hypothetical 5% Return	1,000.00	1,017.15	1.58	7.99
Old Mutual Dwight Intermediate Fixed Income Fund — Class Z				
Actual Fund Return	1,000.00	1,043.90	0.58	2.97
Hypothetical 5% Return	1,000.00	1,022.16	0.58	2.94
Old Mutual Dwight Intermediate Fixed Income Fund — Institutional Class				
Actual Fund Return	1,000.00	1,044.40	0.50	2.56
Hypothetical 5% Return	1,000.00	1,022.56	0.50	2.54
Old Mutual Dwight Short Term Fixed Income Fund — Class A				
Actual Fund Return	1,000.00	1,016.10	0.95	4.80
Hypothetical 5% Return	1,000.00	1,020.31	0.95	4.81
Old Mutual Dwight Short Term Fixed Income Fund — Class C				
Actual Fund Return	1,000.00	1,014.60	1.45	7.32
Hypothetical 5% Return	1,000.00	1,017.80	1.45	7.33
Old Mutual Dwight Short Term Fixed Income Fund — Class Z				
Actual Fund Return	1,000.00	1,017.40	0.70	3.54
Hypothetical 5% Return	1,000.00	1,021.56	0.70	3.55
Old Mutual Dwight Short Term Fixed Income Fund — Institutional Class				
Actual Fund Return	1,000.00	1,019.20	0.55	2.78
Hypothetical 5% Return	1,000.00	1,022.31	0.55	2.79

* Expenses are equal to the Funds' annualized expense ratio multiplied by the average account value over the period, multiplied by 183/365 days (to reflect the one-half year period).

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS (Unaudited)

Background

On May 18, 2010, the Board of Trustees (the "Board") of Old Mutual Funds II (the "Trust"), including those Trustees who are not "interested persons" of the Trust, approved the management agreement (the "Management Agreement"), between the Trust, on behalf of the Old Mutual US Government Money Market Fund ("Government Fund") and the Old Mutual US Treasury Money Market Fund ("Treasury Fund") (each a "Fund" and together, the "Funds"), and Old Mutual Capital, Inc. ("OMCAP"), to continue through June 1, 2012, and the investment sub-advisory agreement (the "Sub-Advisory Agreement") among the Trust, on behalf of the Funds, OMCAP, and Dwight Asset Management Company LLC ("Dwight"), to continue through May 31, 2012.

Board Considerations

This section describes the factors considered by the Board in approving the renewal of the Management Agreement and Sub-Advisory Agreement (collectively, the "Agreements").

In determining whether it was appropriate to approve the Agreements, the Board requested information, provided by the OMCAP and Dwight, which it believed to be reasonably necessary to reach its conclusion. The Board carefully evaluated this information and was advised by independent legal counsel with respect to its deliberations. The Board received reports prepared by Lipper, Inc. ("Lipper"), an independent mutual fund statistical service, on comparative mutual fund advisory fees and expense levels for the Funds (the "Peer Report").

In considering the Agreements, the Board reviewed numerous factors, including the following:

- the nature of the services to be provided under the Advisory Agreement;
- the fees payable for the services;
- management fee levels compared to other similar investment accounts managed by OMCAP and Dwight;
- the total expenses of each Fund compared to those of its respective peer group
- the commitment of OMCAP to cap certain expenses through the contractual deferral of management fees and/or reimbursement of expenses, and the fact that OMCAP may seek payment of such deferred fees or reimbursement of such absorbed expenses within three fiscal years after the fiscal year in which fees were deferred or expenses were absorbed, subject to the original contractual expense limitation in effect at the time;
- the Peer Report, which included comparisons of contractual management fees at common asset levels, effective management fees at median levels, and actual total expenses;
- the anticipated profitability of OMCAP and Dwight with respect to their relationship with each of the Funds;
- fall-out benefits received by OMCAP and Dwight, including sources of revenue to OMCAP and its affiliates;
- soft dollar benefits which may enhance the ability of Dwight to obtain research and brokerage services through soft dollar trades which, in turn, may inure to the benefit of their other clients;
- the capabilities of OMCAP and Dwight, including personnel resources;
- the financial condition of OMCAP and Dwight, including financial statements and profitability analyses provided by each;
- fees charged by OMCAP to funds, other than those of the Trust, which are managed by OMCAP;
- current economic and industry trends; and
- the overall balance of shareholder benefits versus benefits to OMCAP and Dwight.

Nature and Extent of Services — The Board considered the combined investment management and administrative services provided by OMCAP under its single, unified Management Agreement. The Board further considered the recent restructuring of OMCAP and outsourcing of certain administrative functions to a third-party service provider. The Board believed that the combined advisory and administrative services provided a single point of contact for these services and a clearer focus on total expenses incurred by the Funds for these services than would otherwise be available through separate advisory and administration agreements.

The Board considered the portfolio management services to be provided by OMCAP and Dwight under the Agreements. The Board received a presentation by Dwight on its qualifications to manage the Funds, which included a discussion of the experience of the Dwight portfolio managers in managing accounts with investment objectives, strategies, and regulatory structures (specifically Rule 2a-7-eligible money market funds) similar to the investment objectives, strategies and regulatory structures of the Fund. The Board received representations from Dwight and its parent company, Old Mutual Asset Management, that they were cognizant of the risks of managing stable net asset value funds such as the Funds, and considered the steps that Dwight indicated it would take to mitigate those risks. The Board also received written materials from Dwight regarding its qualifications to perform the portfolio management services provided under the Sub-Advisory Agreement. Based on the presentation and the written materials provided by Dwight, the Board believed Dwight to be capable and qualified to perform the services provided under the Sub-Advisory Agreement.

Board Review and Approval of Investment Management and Sub-Advisory Agreements (Unaudited) — concluded

Management and Sub-Advisory Fees — With respect to management and sub-advisory fees, the Board noted that the Funds will each pay OMCAP 0.18% (the "Management Fee"), and OMCAP will pay Dwight 0.09% (net of 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by OMCAP in respect of the Fund) from the Management Fee. The Board considered that based on the Lipper expense group comparison, the Treasury Fund would rank in the 14th percentile for contractual management fees and the Government Fund would rank in the 43rd percentile for contractual management fees.

Expenses and Expense Limits — The Board considered that based on the Lipper expense group comparison, the Treasury Fund would rank in the 1st percentile for actual total expenses, and the Government Fund would rank in the and the 29th percentile for actual total expenses. The Board also considered that OMCAP contractually agreed to waive its Management Fee or reimburse Fund expenses to limit the total annual operating expenses through December 31, 2011 for each of the Fund's Institutional Class share classes (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses), as follows:

	Class Expense Limit	Fund Expense Limit	Total Expense Limit
Old Mutual US Government Money Market Fund	0.00%	0.20%	0.20%
Old Mutual US Treasury Money Market Fund	0.00%	0.20%	0.20%

The Board also considered that Dwight contractually agreed to share 50% of any such waivers and reimbursements.

Minimum Yield — The Board considered that OMCAP voluntarily agreed to reimburse expenses to the extent necessary for each Fund's Institutional Class shares to maintain at least a 0.0% yield. The Board acknowledged that OMCAP's agreement was voluntary and may be modified or discontinued by OMCAP at any time.

Stable Net Asset Value — The Board noted that OMCAP did not commit to provide long-term guarantees or unlimited resources to maintain the Funds' net asset value at $1.00 per share.

Profitability/Costs — The Board reviewed the projected profitability of OMCAP and Dwight in connection with providing services to the Funds. In connection with this review, the Board reviewed OMCAP and Dwight's projected costs in providing services to the Fund and the basis for allocating those costs.

Benefits derived by OMCAP and Dwight from its relationship with the Funds — The Board considered the fall-out benefits to OMCAP and Dwight, including OMCAP's and Dwight's increased visibility in the investment community. The Board weighed the benefits to affiliates of OMCAP and Dwight, including the Trust's distributor, Old Mutual Investment Partners, and their common parent, Old Mutual (US) Holdings Inc.

Board Conclusions — The Board concluded that the Agreements should be approved in view of the level of services that OMCAP and Dwight represented they would provide to the Funds, the agreement to limit the Funds' expenses through at least December 31, 2011, and the voluntary agreement to support a 0.0% yield for each of the Fund's Institutional Class shares.

SHAREHOLDER PROXY RESULTS (UNAUDITED)

At a meeting of shareholders of the Trust held on April 19, 2010, shareholders elected John R. Bartholdson, Robert M. Hamje, Jarrett B. Kling, L. Kent Moore and Thomas M. Turpin to the Board. Thomas M. Turpin has since resigned his position on the Board.

The voting results were as follows:

Name	# Votes For Proposal	# Votes Against Proposal	# of Abstentions	# of Broker Non-Votes
John R. Bartholdson	119,947,929	—	5,468,741	n/a
Robert M. Hamje	120,033,835	—	5,382,836	n/a
Jarrett B. Kling	119,838,632	—	5,577,039	n/a
L. Kent Moore	120,117,525	—	5,229,146	n/a
Thomas M. Turpin	88,735,663	—	36,681,007	n/a

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FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds II, please contact us at:

By Telephone:
888.772.2888

By Mail:
Old Mutual Funds II
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:
oldmutualfunds.com

This semi-annual report is intended for the information of Old Mutual Funds II shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds II, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.



Funds distributed by Old Mutual Investment Partners
R-10-078 11/2010